Dreyfus Investment Portfolios, Core Bond Portfolio

ANNUAL REPORT December 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

FOR MORE INFORMATION

The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Investment Portfolios, Core Bond Portfolio, covering the 12-month period from January 1, 2005, through December 31, 2005. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the primary portfolio manager, Kent Wosepka.

Most sectors of the taxable fixed-income marketplace shrugged off bad news and responded to more positive factors in 2005. Although short-term interest rates rose by 200 basis points due to eight consecutive increases by the Federal Reserve Board during the year, the yield of the 10-year U.S. Treasury security ended the year only 17 basis points higher than where it began. Analysts generally attribute the bond market's resilience to low inflation and robust investor demand, especially from overseas investors.

We expect the U.S. economy to continue its moderate expansion in 2006, while inflation should stay low and investor demand for income-producing securities should remain high. Risks in the new year include uncertainty regarding Fed policy under a new chairman and the possibility of continued turmoil in the automotive sector, including some of the corporate bond market's largest issuers.

As always, we encourage you to speak with your financial consultant about how these and other market forces may affect your investments. Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 17, 2006



DISCUSSION OF PERFORMANCE

Kent Wosepka, Portfolio Manager

How did Dreyfus Investment Portfolios, Core Bond Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2005, the portfolio's Initial shares achieved a total return of 2.04%, and its Service shares achieved a total return of 2.11%.[1] The portfolio produced aggregate income dividends of $0.49 per share and $0.48 per share for its Initial and Service shares, respectively. In comparison, the Lehman Brothers U.S. Aggregate Index (the "Index"), the portfolio's benchmark index, produced a total return of 2.43% for the same period.[2]

Although low inflation and robust investor demand generally supported bond prices during 2005, rising short-term interest rates limited their returns. The portfolio's results were slightly lower than the Index, as weakness early in the year was subsequently offset by better performance from corporate bonds, foreign securities and Treasury Inflation Protected Securities ("TIPS").

What is the portfolio's investment approach?

The portfolio seeks to maximize total return through both capital appreciation and current income. The portfolio invests at least 80% of its assets in bonds, including U.S. government bonds and notes, corporate bonds, convertible securities, asset-backed securities, mortgage-related securities and foreign bonds. The portfolio may invest up to 35% of its assets in bonds rated below investment-grade credit quality, also known as high yield securities.

Typically, the portfolio can be expected to have an average effective maturity of between five and 10 years and an average effective duration between 3.5 and six years. While the portfolio's duration and maturity usually will stay within these ranges, if the maturity or duration of the Index moves outside these ranges, so may the portfolio's.

What other factors affected the portfolio's performance?

In its ongoing effort to forestall potential inflationary pressures, the Federal Reserve Board (the "Fed") raised the overnight federal funds rate eight consecutive times during the reporting period, driving it from 2.25% to 4.25%. Longer-term bond prices held up surprisingly well, despite historical trends, with investors expressing confidence in the Fed's inflation-fighting ability. In addition, prices of U.S. government securities were supported by robust demand from overseas investors.

Although the portfolio benefited from this trend for much of the year by adopting a "barbell" strategy that focused on securities at both ends of the portfolio's maturity range, an emphasis on longer-term maturities in January 2005 held back relative performance for the overall one-year period. In addition, we may have removed the barbell strategy too soon, limiting the portfolio's participation when yield differences continued to narrow later in the reporting period.

The portfolio enjoyed relatively robust results from bonds from non-U.S. issuers, especially the emerging markets of Argentina, Brazil and Russia. These nations benefited from greater fiscal and political stability as well as rising demand for the commodities, such as crude oil, they produce. The portfolio also received good results from German bonds, where interest rates have remained low in a sluggish economy, helping to support bond prices.

U.S. corporate bonds experienced heightened volatility compared to other market sectors, with improving business conditions for many issuers offset by turmoil in the automotive sector. Most significantly, General Motors and Ford Motor Company reported disappointing financial results in the spring, prompting the major bond rating agencies to downgrade their debt to the high-yield category. Nonetheless, the portfolio's performance benefited from its corporate bond holdings, largely due to the success of our security selection strategy. The portfolio held relatively few automotive bonds when the automakers' financial problems became known, and we subsequently established positions in shorter-maturity securities from General Motors' more financially sound financing subsidiaries, enabling the portfolio to participate in the sector's rebound during the summer.

Finally, the portfolio received strong contributions from TIPS, which benefited from increases in the Consumer Price Index stemming from higher energy prices. We also established positions in municipal bonds backed by the states' settlements with U.S. tobacco companies, which at times during the year offered higher yields than comparable taxable bonds. On the other hand, the portfolio's underweighted position in mortgage-backed securities prevented it from participating fully in the sector's relatively attractive returns.

What is the portfolio's current strategy?

As of year-end, most of the higher-yielding bond market sectors appeared richly valued to us, suggesting that risks currently outweigh potential rewards in these areas. Accordingly, we have adopted a more conservative investment posture, reducing the portfolio's exposure to lower-rated, longer-term corporate bonds, focusing instead on shorter-term securities that we believe are likely to receive credit-rating upgrades. We also have attempted to add value through positions in commercial mortgage-backed securities and asset-backed securities, which we currently regard as more attractive than U.S. Treasuries. In our view, these are prudent strategies as the economy moves to the next phase of the cycle.

January 17, 2006

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Core Bond Portfolio may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement that is in effect through December 31, 2006, at which time it may be extended, modified or terminated. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Investment Portfolios, Core Bond Portfolio Initial shares and Service shares and the Lehman Brothers U.S. Aggregate Index

Average Annual Total Returns *as of 12/31/05*

	Inception Date	1 Year	5 Years	From Inception
Initial shares	**5/1/00**	**2.04%**	**5.00%**	**5.93%**
Service shares	**5/1/00**	**2.11%**	**4.95%**	**5.89%**

The data for Service shares primarily represents the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Investment Portfolios, Core Bond Portfolio on 5/1/00 (inception date of Initial shares) to a $10,000 investment made in the Lehman Brothers U.S. Aggregate Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2005 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Investment Portfolios, Core Bond Portfolio from July 1, 2005 to December 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 3.84	$ 4.04
Ending value (after expenses)	$1,004.00	$1,003.80

COMPARING YOUR PORTFOLIO'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 3.87	$ 4.08
Ending value (after expenses)	$1,021.37	$1,021.17

† *Expenses are equal to the portfolio's annualized expense ratio of .76% for Initial shares and .80% for Service shares, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2005

Bonds and Notes−116.7%	Principal Amount [a]	Value ($)
Aerospace & Defense−.1%		
L-3 Communications, Conv. Bonds, 3%, 2035	60,000 [b]	**59,625**
Agricultural−.5%		
Altria:		
Debs., 7.75%, 2027	160,000 [c]	190,479
Notes, 7%, 2013	180,000	197,263
		387,742
Airlines−.0%		
USAir, Enhanced Equipment Notes, Ser. C, 8.93%, 2009	42,614 [d,e]	**4**
Asset-Backed Ctfs./Automobile Receivables−.8%		
Ford Credit Auto Owner Trust,		
Ser. 2004-A, Cl. C, 4.19%, 2009	160,000	157,775
Ser. 2005-B, Cl. B, 4.64%, 2010	185,000	183,242
WFS Financial Owner Trust,		
Ser. 2005-2, Cl. B, 4.57%, 2012	250,000	248,170
		589,187
Asset-Backed Ctfs./Credit Cards−1.0%		
Capital One Multi-Asset Execution Trust,		
Ser. 2004-C1, Cl. C1, 3.4%, 2009	160,000	157,460
MBNA Master Credit Card Note Trust,		
Ser. 2002-C1, Cl. C1, 6.8%, 2014	525,000	566,165
		723,625
Asset-Backed Ctfs./Home Equity Loans−11.2%		
Accredited Mortgage Loan Trust:		
Ser. 2005-1, Cl. A2A, 4.479%, 2035	116,728 [f]	116,815
Ser. 2005-2, Cl. A2A, 4.479%, 2035	156,381 [f]	156,461
Ser. 2005-3, Cl. A2A, 4.479%, 2035	314,451 [f]	314,668
Ameriquest Mortgage Securities,		
Ser. 2004-FR1, Cl. A3, 2.65%, 2034	2,955	2,947
Bayview Financial Acquisition Trust,		
Ser. 2005-B, Cl. 1A6, 5.208%, 2039	235,000	229,795
Bear Stearns Asset Backed Securities,		
Ser. 2005-TC1, Cl. A1, 4.489%, 2035	95,108 [f]	95,101
CS First Boston Mortgage Securities,		
Ser. 2002-HE4, Cl. MF1, 6.94%, 2032	140,000	141,536
Citigroup Mortgage Loan Trust:		
Ser. 2005-HE1, Cl. A3A, 4.469%, 2035	103,789 [f]	103,804
Ser. 2005-OPT3, Cl. A1A, 4.469%, 2035	357,700 [f]	357,775

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Asset-Backed Ctfs./Home Equity Loans (continued)		
Conseco Finance Securitization,		
Ser. 2000-E, Cl. A5, 8.02%, 2031	99,856	103,257
Credit-Based Asset Servicing and Securitization:		
Ser. 2005-CB4, Cl. AV1, 4.479%, 2035	111,260 [f]	111,329
Ser. 2005-CB8, Cl. AF5, 5.653%, 2035	335,000 [f]	337,251
First Franklin Mortgage Loan Asset-Backed Ctfs.,		
Ser. 2005-FFH3, Cl. 2A1, 4.509%, 2035	298,551 [f]	298,774
Fremont Home Loan Trust,		
Ser. 2005-1, Cl. 2A1, 4.479%, 2035	67,957 [f]	68,019
Home Equity Asset Trust:		
Ser. 2005-8, Cl. M4, 4.959%, 2036	185,000 [f]	184,562
Ser. 2005-8, Cl. M5, 4.989%, 2036	240,000 [f]	239,176
Ser. 2005-8, Cl. M7, 5.499%, 2036	125,000 [f]	123,915
Mastr Asset Backed Securities Trust,		
Ser. 2005-WMC1, Cl. A3, 4.479%, 2035	86,734 [f]	86,747
Merrill Lynch Mortgage Investors,		
Ser. 2005-WMC2, Cl. A2A, 4.469%, 2036	67,577 [f]	67,585
Morgan Stanley ABS Capital I:		
Ser. 2005-NC2, Cl. A3A, 4.459%, 2035	369,979 [f]	370,252
Ser. 2005-WMC2, Cl. A2A, 4.459%, 2035	152,311 [f]	152,427
Ser. 2005-WMC3, Cl. A2A, 4.469%, 2035	110,527 [f]	110,570
Ser. 2005-WMC6, Cl. A2A, 4.489%, 2035	286,251 [f]	286,453
Park Place Securities:		
Ser. 2005-WHQ1, Cl. A3A, 4.489%, 2035	105,222 [f]	105,304
Ser. 2005-WHQ2, Cl. A2A, 4.479%, 2035	173,315 [f]	173,450
Popular ABS Mortgage Pass-Through Trust,		
Ser. 2005-6, Cl. M1, 5.91%, 2036	205,000	205,000
Residential Asset Mortgage Products:		
Ser. 2004-RS8, Cl. AI2, 3.81%, 2026	134,896	134,423
Ser. 2004-RS12, Cl. AI6, 4.547%, 2034	180,000	173,778
Ser. 2004-RS12, Cl. AII1, 4.509%, 2027	269,968 [f]	270,218
Ser. 2005-EFC5, Cl. M1, 4.779%, 2035	220,000 [f]	219,510
Ser. 2005-RS2, Cl. AII1, 4.489%, 2035	144,265 [f]	144,405
Ser. 2005-RS2, Cl. M2, 4.859%, 2035	210,000 [f]	211,953
Ser. 2005-RS2, Cl. M3, 4.929%, 2035	70,000 [f]	70,514
Ser. 2005-RS3, Cl. AIA1, 4.479%, 2035	187,644 [f]	187,790
Ser. 2005-RZ1, Cl. A1, 4.479%, 2034	134,642	134,754
Residential Asset Securities:		
Ser. 2004-KS6, Cl. AI1, 4.519%, 2022	33,867 [f]	33,889
Ser. 2005-EMX1, Cl. AI1, 4.479%, 2035	106,523 [f]	106,611
Ser. 2005-EMX3, Cl. M1, 4.809%, 2035	215,000 [f]	215,220
Ser. 2005-EMX3, Cl. M2, 4.829%, 2035	240,000 [f]	240,147

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Asset-Backed Ctfs./Home Equity Loans (continued)		
Saxon Asset Securities Trust,		
Ser. 2004-2, Cl. AF2, 4.15%, 2035	820,000	813,043
Soundview Home Equity Loan Trust,		
Ser. 2005-B, Cl. M2, 5.725%, 2035	150,000	149,387
Specialty Underwriting & Residential Finance:		
Ser. 2004-BC4, Cl. A2A, 4.529%, 2035	179,679 [f]	179,822
Ser. 2005-BC1, Cl. A1A, 4.489%, 2035	93,507 [f]	93,578
Ser. 2005-BC2, Cl. A2A, 4.479%, 2035	115,326 [f]	115,407
		8,037,422
Asset-Backed Ctfs./Manufactured Housing−.8%		
Green Tree Financial,		
Ser. 1994-7, Cl. M1, 9.25%, 2020	299,386	314,690
Origen Manufactured Housing:		
Ser. 2005-B, Cl. A2, 5.247%, 2018	150,000	150,315
Ser. 2005-B, Cl. M2, 6.48%, 2037	105,000	105,726
		570,731
Auto Manufacturing−.7%		
DaimlerChrysler:		
Notes, 4.875%, 2010	110,000	107,508
Notes, Ser. E, 4.78%, 2008	365,000 [f]	365,491
		472,999
Banking−4.1%		
Chevy Chase Bank,		
Sub. Notes, 6.875%, 2013	140,000	144,900
Chuo Mitsui Trust & Banking,		
Sub. Notes, 5.506%, 2049	300,000 [b]	291,223
City National Bank of Beverly Hills California,		
Sub. Notes, 6.75%, 2011	250,000	270,250
Colonial Bank of Montgomery Alabama,		
Sub. Notes, 6.375%, 2015	250,000	257,536
Crestar Capital Trust I,		
Capital Securities, 8.16%, 2026	340,000	361,623
Hibernia,		
Sub. Notes, 5.35%, 2014	165,000	163,152
Industrial Bank of Korea,		
Sub. Notes, 4%, 2014	110,000 [b]	105,543
Popular North America,		
Notes, 4.83%, 2007	180,000 [f]	180,039
Sovereign Bancorp,		
Sr. Notes, 4.69%, 2009	255,000 [b,f]	255,261

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Banking (continued)		
Sumitomo Mitsui Banking,		
Notes, 5.625%, 2049	210,000 [b]	209,603
Wells Fargo Capital I,		
Capital Securities, 7.96%, 2026	165,000	175,053
Zions Bancorp:		
Sr. Notes, 2.7%, 2006	380,000	377,554
Sub. Notes, 6%, 2015	185,000	193,688
		2,985,425
Building & Construction−.8%		
American Standard,		
Sr. Notes, 7.375%, 2008	205,000	213,669
D.R. Horton,		
Sr. Notes, 5.875%, 2013	180,000	174,115
Schuler Homes,		
Notes, 10.5%, 2011	170,000 [c]	183,600
		571,384
Chemicals−1.4%		
ICI Wilmington,		
Notes, 5.625%, 2013	145,000	144,556
International Flavors & Fragrance,		
Notes, 6.45%, 2006	400,000	401,946
Lubrizol,		
Debs., 6.5%, 2034	95,000	99,513
RPM International:		
Bonds, 6.25%, 2013	180,000	181,742
Sr. Notes, 4.45%, 2009	220,000	211,132
		1,038,889
Commercial & Professional Services−1.0%		
Aramark Services:		
Sr. Notes, 6.375%, 2008	250,000	255,822
Sr. Notes, 7%, 2007	240,000	245,443
Erac USA Finance,		
Notes, 7.95%, 2009	100,000 [b]	109,992
R.R. Donnelley & Sons,		
Notes, 5%, 2006	105,000	104,425
		715,682

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Commercial Mortgage Pass-Through Ctfs.–2.3%		
Bayview Commercial Asset Trust:		
Ser. 2005-3A, Cl. A2, 4.779%, 2035	267,071 [b,f]	267,071
Ser. 2005-3A, Cl. B3, 7.379%, 2035	98,915 [b,f]	98,915
Bear Stearns Commercial Mortgage Securities:		
Ser. 1998-C1, Cl. A2, 6.44%, 2030	185,000	190,406
Ser. 2003-T12, Cl. A3, 4.24%, 2039	345,000	332,995
Ser. 2005-T18, Cl. A2, 4.556%, 2042	185,000	181,793
Calwest Industrial Trust,		
Ser. 2002-CALW, Cl. A, 6.127%, 2017	190,000 [b]	200,089
Crown Castle Towers,		
Ser. 2005-1A, Cl. D, 5.612%, 2035	170,000 [b]	165,687
DLJ Commercial Mortgage,		
Ser. 1998-CF2, Cl. A1B, 6.24%, 2031	150,000	154,692
Morgan Stanley Capital I,		
Ser. 1999-RM1, Cl. A2, 6.71%, 2031	75,266	78,139
		1,669,787
Diversified Financial Services–8.6%		
Amvescap:		
Notes, 4.5%, 2009	330,000	324,094
Notes, 5.375%, 2014	100,000	98,204
Sr. Notes, 5.9%, 2007	135,000	135,497
CIT,		
Sr. Notes, 4.49%, 2008	275,000 [f]	275,408
Capital One Bank,		
Sub. Notes, 6.5%, 2013	165,000	175,561
Countrywide Home Loans:		
Medium-Term Notes, Ser. J, 5.5%, 2006	145,000	145,612
Medium-Term Notes, Ser. L, 2.875%, 2007	400,000	390,828
Notes, 4.125%, 2009	190,000	183,171
Fondo LatinoAmericano de Reservas,		
Notes, 3%, 2006	440,000 [b]	435,463
Ford Motor Credit:		
Global Landmark Securities, 5.625%, 2008	200,000 [c]	175,597
Sr. Notes, 7.2%, 2007	365,000	347,577
GMAC,		
Notes, 5.05%, 2007	375,000 [f]	356,390

Bonds and Notes (continued)	Principal Amount a	Value ($)
Diversified Financial Services (continued)		
Glencore Funding, Notes, 6%, 2014	380,000 b	357,975
HSBC Finance, Sr. Notes, 4.841%, 2012	415,000 f	415,712
ILFC E-Capital Trust I, Bonds, 5.9%, 2065	225,000 b	226,124
Jefferies, Sr. Notes, 7.75%, 2012	100,000	111,337
Leucadia National, Sr. Notes, 7%, 2013	145,000	145,000
MBNA Capital, Capital Securities, Ser. A, 8.278%, 2026	115,000	122,472
Mizuho JGB Investment, Bonds, 9.87%, 2049	130,000 b,f	143,852
Pemex Finance, Bonds, 9.69%, 2009	375,000	405,651
Residential Capital: Sr. Notes, 5.896%, 2007	275,000 f	275,797
Sr. Notes, 6.375%, 2010	275,000	279,702
St. George Funding, Bonds, 8.485%, 2049	275,000 b	299,958
Sumitomo Bank Treasury, Bonds, 9.4%, 2049	360,000 b	394,464
		6,221,446
Diversified Metals & Mining—1.0%		
Falconbridge: Bonds, 5.375%, 2015	35,000	33,806
Notes, 6%, 2015	220,000	222,554
International Steel, Sr. Notes, 6.5%, 2014	160,000	160,800
Ispat Inland ULC, Secured Notes, 9.75%, 2014	50,000	56,875
Southern Peru Copper, Notes, 7.5%, 2035	215,000 b	214,761
		688,796
Electric Utilities—3.7%		
Ameren, Bonds, 4.263%, 2007	305,000	300,729
American Electric Power, Sr. Notes, 4.709%, 2007	145,000	144,158

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Electric Utilities (continued)		
Cinergy, Debs., 6.53%, 2008	135,000	140,059
Consumers Energy, First Mortgage Bonds, Ser. B, 5.375%, 2013	310,000	308,205
Dominion Resources, Sr. Notes, Ser. D, 4.3%, 2007	370,000	370,347
FPL Energy National Wind, Notes, 5.608%, 2024	97,743 [b]	97,656
FPL Group Capital, Debs., Ser. B, 5.551%, 2008	290,000	292,659
FirstEnergy, Sr. Notes, Ser. B, 6.45%, 2011	350,000	371,452
Mirant, Sr. Notes, 7.375%, 2013	85,000 [b]	86,381
Sierra Pacific Power, Mortgage Notes, 6.25%, 2012	100,000	102,000
TXU: Sr. Notes, Ser. J, 6.375%, 2006	185,000	186,867
Sr. Notes, Ser. O, 4.8%, 2009	305,000	294,896
		2,695,409
Electrical & Electronics−.2%		
Thomas & Betts, Notes, 6.5%, 2006	160,000	**160,035**
Entertainment−.4%		
Carnival, Notes, 7.3%, 2007	175,000	180,254
Mohegan Tribal Gaming Authority, Sr. Notes, 6.125%, 2013	125,000	123,438
		303,692
Environmental Control−.4%		
Waste Management: Sr. Notes, 6.5%, 2008	130,000	134,893
Sr. Notes, 7%, 2028	125,000	141,252
		276,145
Food & Beverages−1.2%		
Bavaria, Sr. Notes, 8.875%, 2010	350,000 [b]	381,938
H.J. Heinz, Notes, 6.428%, 2008	225,000 [b]	231,286

Bonds and Notes (continued)		Principal Amount [a]	Value ($)
Food & Beverages (continued)			
Safeway,			
Sr. Notes, 4.125%, 2008		130,000	125,964
Stater Brothers,			
Sr. Notes, 8.125%, 2012		135,000	134,325
			873,513
Foreign/Governmental−2.7%			
Argentina Bonos,			
Bonds, 4.005%, 2012		690,000 [f]	543,720
Banco Nacional de Desenvolvimento			
Economico e Social,			
Notes, 5.727%, 2008		385,000 [f]	385,000
Export-Import Bank of Korea,			
Sr. Notes, 4.5%, 2009		110,000	108,142
Mexican Bonos,			
Bonds, Ser. M, 9%, 2011	MXN	2,220,000	218,113
Republic of Brazil,			
Bonds, 12.5%, 2016	BRL	985,000	423,352
Russian Federation:			
Notes, 10%, 2007		155,000	166,083
Notes, 12.75%, 2028		60,000	110,229
			1,954,639
Gaming & Lodging−.2%			
MGM Mirage,			
Sr. Notes, 6%, 2009		135,000	**134,831**
Health Care−1.0%			
Baxter International,			
Sr. Notes, 5.196%, 2008		200,000	200,688
Coventry Health Care,			
Sr. Notes, 5.875%, 2012		130,000	131,950
Medco Health Solutions,			
Sr. Notes, 7.25%, 2013		368,000	404,851
			737,489
Manufacturing−.4%			
Bombardier:			
Notes, 6.3%, 2014		220,000 [b,c]	193,600
Notes, 7.45%, 2034		135,000 [b]	114,750
			308,350

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Media—1.6%		
Clear Channel Communications:		
Notes, 4.25%, 2009	180,000	173,159
Notes, 4.5%, 2010	215,000	205,812
Liberty Media,		
Sr. Notes, 5.991%, 2006	370,000 [f]	372,612
Media General,		
Notes, 6.95%, 2006	175,000	176,408
Univision Communications,		
Sr. Notes, 2.875%, 2006	200,000	196,811
		1,124,802
Oil & Gas—1.6%		
Colorado Interstate Gas,		
Sr. Notes, 5.95%, 2015	100,000	97,088
Enterprise Products Operating,		
Sr. Notes, Ser. B, 4.625%, 2009	380,000	370,945
Oneok,		
Sr. Notes, 5.51%, 2008	250,000	251,113
PEMEX Project Funding Master Trust,		
Notes, 7.375%, 2014	285,000	317,348
Sempra Energy,		
Sr. Notes, 4.621%, 2007	130,000	129,121
		1,165,615
Packaging & Containers—.5%		
Crown Americas Capital:		
Sr. Notes, 7.625%, 2013	120,000 [b]	125,100
Sr. Notes, 7.75%, 2015	60,000 [b]	62,400
Sealed Air,		
Bonds, 6.875%, 2033	170,000 [b]	176,445
		363,945
Paper & Forest Products—1.1%		
Celulosa Arauco y Constitucion,		
Notes, 5.625%, 2015	180,000	179,070
Georgia-Pacific,		
Sr. Notes, 8%, 2014	165,000	158,400
Sappi Papier,		
Notes, 6.75%, 2012	315,000 [b]	301,212

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Paper & Forest Products (continued)		
Temple-Inland,		
Bonds, 6.625%, 2018	150,000 [c]	154,859
		793,541
Pipelines–.9%		
Plains All American Pipeline Finance:		
Sr. Notes, 5.625%, 2013	375,000	380,288
Sr. Notes, 5.875%, 2016	250,000	255,728
		636,016
Property-Casualty Insurance–1.3%		
ACE Capital Trust II,		
Capital Securities, 9.7%, 2030	210,000	293,027
AON,		
Capital Securities, 8.205%, 2027	150,000	178,661
Assurant,		
Sr. Notes, 6.75%, 2034	85,000	92,681
Nippon Life Insurance,		
Notes, 4.875%, 2010	250,000 [b]	246,385
Phoenix Cos.,		
Bonds, 6.675%, 2008	100,000	100,986
		911,740
Real Estate Investment Trusts–3.4%		
Archstone-Smith Operating Trust:		
Notes, 3%, 2008	140,000	133,176
Notes, 5.25%, 2015	60,000	59,278
Arden Realty,		
Notes, 5.25%, 2015	215,000	217,635
Boston Properties,		
Sr. Notes, 6.25%, 2013	90,000	94,549
Commercial Net Lease Realty,		
Notes, 6.15%, 2015	150,000	152,517
Duke Realty:		
Notes, 3.5%, 2007	125,000	121,666
Notes, 4.625%, 2013	140,000	133,775
Sr. Notes, 5.25%, 2010	105,000	105,289
EOP Operating:		
Bonds, 7.875%, 2031	135,000	159,782
Sr. Notes, 7%, 2011	75,000	80,368
ERP Operating:		
Notes, 4.75%, 2009	75,000	74,188
Notes, 5.125%, 2016	100,000	96,505

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Real Estate Investment Trusts (continued)		
Healthcare Realty Trust,		
Sr. Notes, 5.125%, 2014	360,000	341,346
Mack-Cali Realty,		
Notes, 5.05%, 2010	190,000	188,018
Regency Centers,		
Sr. Notes, 5.25%, 2015	200,000	196,707
Simon Property:		
Notes, 4.6%, 2010	160,000	156,131
Notes, 4.875%, 2010	105,000	103,649
		2,414,579
Residential Mortgage Pass-Through Ctfs.−4.2%		
Citigroup Mortgage Loan Trust:		
Ser. 2005-WF1, Cl. A5, 5.01%, 2035	205,000	199,399
Ser. 2005-WF2, Cl. AF2, 4.922%, 2035	160,651	160,147
First Horizon Alternative Mortgage Securities I,		
Ser. 2004-FA1, Cl. A1, 6.25%, 2034	1,031,871	1,045,020
Impac CMB Trust:		
Ser. 2005-8, Cl. 2M2, 5.129%, 2036	194,485 [f]	194,275
Ser. 2005-8, Cl. 2M3, 5.879%, 2036	149,604 [f]	144,118
J.P. Morgan Mortgage Trust,		
Ser. 2005-A1, Cl. 5A1, 4.485%, 2035	113,764 [f]	110,648
Nomura Asset Acceptance,		
Ser. 2005-AP2, Cl. A5, 4.976%, 2035	225,000	217,904
Ser. 2005-WF1, Cl. 2A5, 5.159%, 2035	170,000	165,888
Structured Adjustable Rate Mortgage Loan Trust,		
Ser. 2005-8XS, Cl. A1, 4.479%, 2035	166,582 [f]	166,582
Washington Mutual,		
Ser. 2005-AR4, Cl. A4B, 4.679%, 2035	450,000	440,719
Wells Fargo Mortgage Backed Securities Trust,		
Ser. 2003-1, Cl. 2A9, 5.75%, 2033	220,000	220,092
		3,064,792
Retail−.2%		
May Department Stores:		
Notes, 3.95%, 2007	70,000	68,858
Notes, 5.95%, 2008	100,000	102,268
		171,126
State Government−2.6%		
New Jersey Tobaco Settlement Financing:		
Asset Backed, 5.75%, 2032	180,000	187,087
Asset Backed, 6.125%, 2042	1,120,000	1,169,974

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
State Government (continued)		
New York Counties Tobacco Trust,		
Pass-Through Ctfs., Ser. B, 6%, 2027	265,000	260,967
Tobacco Settlement Authority of Iowa		
Taxable Asset Backed, Ser. A, 6.5%, 2023	250,000	250,943
		1,868,971
Structured Index−1.8%		
AB Svensk Exportkredit,		
GSNE-ER Indexed Notes, 0%, 2007	1,315,000 [b,g]	**1,289,358**
Technology−.5%		
Freescale Semiconductor,		
Sr. Notes, 6.875%, 2011	100,000	105,500
Hewlett-Packard,		
Notes, 5.75%, 2006	255,000	257,191
		362,691
Telecommunications−2.5%		
Deutsche Telekom International Finance,		
Notes, 8.25%, 2030	120,000 [f]	153,080
France Telecom,		
Notes, 7.75%, 2011	160,000 [f]	178,902
Nextel Communications,		
Sr. Notes, 5.95%, 2014	140,000	140,914
Qwest:		
Bank Note, Ser. A, 8.53%, 2007	167,200 [f]	170,962
Bank Note, Ser. B, 6.95%, 2010	249,000 [f]	251,801
Sr. Notes, 7.875%, 2011	90,000	97,425
Sprint Capital:		
Gtd. Sr. Notes, 6.125%, 2008	260,000	267,535
Notes, 8.75%, 2032	275,000	366,052
Telecom Italia Capital,		
Notes, 4.73%, 2011	185,000 [f]	186,074
		1,812,745
Transportation−.3%		
Ryder System,		
Notes, 3.5%, 2009	195,000	**185,250**
U.S. Government−18.2%		
U.S. Treasury Bonds,		
5.25%, 11/15/2028	1,645,000	1,794,711
U.S. Treasury Inflation Protected Securities,		
3.375%, 1/15/2007	3,601,907 [h]	3,628,963

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
U.S. Government (continued)		
U.S. Treasury Notes:		
2.875%, 11/30/2006	125,000	123,306
3.5%, 2/15/2010	4,865,000	4,707,272
3.625%, 4/30/2007	1,990,000	1,969,782
4.75%, 5/15/2014	905,000	927,299
		13,151,333
U.S. Government Agencies/Mortgage-Backed—31.5%		
Federal Home Loan Mortgage Corp.:		
Ser. 2586, Cl. WE, 4%, 12/15/2032	221,469	207,588
(Interest Only Obligations),		
Ser. 2752, Cl. GM, 5%, 3/15/2026	3,000,000 [i]	514,268
Federal National Mortgage Association:		
4.5%	3,050,000 [j]	2,968,016
5%	7,625,000 [j]	7,466,261
5%, 9/1/2017	131,199	130,046
5.5%	3,795,000 [j]	3,782,136
5.5%, 8/1/2034-9/1/2034	1,884,851	1,868,807
6%	2,175,000 [j]	2,221,893
Government National Mortgage Association:		
Ser. 2003-88, Cl. AC, 2.9141%, 6/16/2018	273,181	262,355
Ser. 2004-9, Cl. A, 3.36%, 8/16/2022	101,762	97,704
Ser. 2004-25, Cl. AC, 3.377%, 1/16/2023	275,138	264,997
Ser. 2004-43, Cl. A, 2.822%, 12/16/2019	289,539	276,843
Ser. 2004-51, Cl. A, 4.145%, 2/16/2018	69,090	67,768
Ser. 2004-57, Cl. A, 3.022%, 1/16/2019	414,552	398,125
Ser. 2004-67, Cl. A, 3.648%, 9/16/2017	154,280	150,781
Ser. 2004-77, Cl. A, 3.402%, 3/16/2020	226,218	218,503
Ser. 2005-29, Cl. A, 4.016%, 7/16/2027	283,628	276,117
Ser. 2005-32, Cl. B, 4.385%, 8/16/2030	475,000	466,094
Ser. 2005-34, Cl. A, 3.956%, 9/16/2021	203,982	199,603
Ser. 2005-42, Cl. A, 4.045%, 7/16/2020	244,459	239,358
Ser. 2005-50, Cl. A, 4.015%, 11/16/2026	173,082	168,906
Ser. 2005-67, Cl. A, 4.217%, 6/16/2021	197,943	194,326
Ser. 2005-79, Cl. A, 3.998%, 10/16/2033	199,475	194,009
Government National Mortgage Association II,		
5%, 7/20/2030	24,970	25,011
6.5%, 7/20/2031	27,021	28,060
		22,687,575
Total Bonds and Notes		
(cost $84,444,321)		**84,180,926**

Preferred Stock−.1%	Shares	Value ($)
Banking−.1%		
Sovereign Capital Trust IV, Cum. Conv., $2.18754 (cost $106,156)	2,150	**94,600**

Options−.1%		Face Amount Covered by Contracts[a]	Value ($)
Call Options−.1%			
Dow Jones CDX.NA.IG.4 February 2006 @ 100.900		1,450,000	12,325
U.S. Treasury Notes, 4.50%, 11/15/2015 February 2006 @ 100.26525		2,170,000	22,720
			35,045
Put Options−.0%			
6 Month Euribor Interest Swap November 2006 @ 3.405	EUR	1,226,000	13,878
U.S. Treasury Notes, 4.25%, 8/15/2015 February 2006 @ 97.171875		745,000	1,937
U.S. Treasury Notes, 4.25%, 8/15/2015 February 2006 @ 96.859375		745,000	1,512
			17,327
Total Options (cost $56,978)			**52,372**

Other Investment−1.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $867,000)	867,000 [k]	**867,000**

Short-Term Investments−3.9%	Principal Amount[a]	Value ($)
U.S. Government Agency−3.8%		
Federal National Mortgage Association, 4.12%, 1/12/2006	2,700,000	**2,696,576**
U.S. Treasury Bill−.1% 3.59%, 3/9/2006	75,000 [l]	**74,474**
Total Short-Term Investments (cost $2,771,041)		**2,771,050**

Investment of Cash Collateral for Securities Loaned—1.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $774,500)	774,500 ᵏ	**774,500**
Total Investments (cost $89,019,996)	**123.1%**	**88,740,448**
Liabilities, Less Cash and Receivables	**(23.1%)**	**(16,627,156)**
Net Assets	**100.0%**	**72,113,292**

ᵃ   Principal amount stated in U.S Dollars unless otherwise noted.
    EUR—Euro
    BRL—Brazilian Real
    MXN—Mexican Peso

ᵇ   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2005, these securities amounted to $7,142,117 or 9.9% of net assets.

ᶜ   All or a portion of these securities are on loan. At December 31, 2005, the total market value of the portfolio's securities on loan is $735,335 and the total market value of the collateral held by the portfolio is $774,500.

ᵈ   Non-income producing—security in default.

ᵉ   The value of this security has been determined in good faith under the direction of the Board of Trustees.

ᶠ   Variable rate security—interest rate subject to periodic change.

ᵍ   Security linked to Goldman Sachs Non-Energy—Excess Return Index.

ʰ   Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

ⁱ   Notional face amount shown.

ʲ   Purchased on a forward commitment basis.

ᵏ   Investment in affiliated money market mutual fund.

ˡ   Partially held by a broker as collateral for open financial futures positions.

Portfolio Summary †

	Value (%)		Value (%)
U.S. Government & Agencies	49.7	State Government	2.6
Corporate Bonds	39.6	Structured Index	1.8
Asset/Mortgage Backed	20.3	Preferred Stock	.1
Short-Term/		Futures/Options/Swaps	.1
Money Market Investments	6.2		
Foreign/Governmental	2.7		**123.1**

†   Based on net assets.
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

December 31, 2005

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 12/31/2005 ($)
Financial Futures Long				
U.S. Treasury 5 Year Notes	86	9,145,563	March 2006	(3,219)
Financial Futures Short				
U.S. Treasury 10 Year Notes	8	875,250	March 2006	(5,875)
U.S. Treasury 30 Year Bonds	4	456,750	March 2006	(9,265)
				(18,359)

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

December 31, 2005

	Face Amount Covered by Contracts ($)	Value ($)
Call Options:		
Dow Jones CDX.NA.IG.4		
January 2006 @ .55	3,674,000	2,939
Dow Jones CDX.NA.IG.4		
February 2006 @ 101.700	2,900,000	13,050
U.S. Treasury Notes, 4.50%, 11/15/2015		
February 2006 @ 101.679888	4,340,000	19,270
Put Options:		
Dow Jones CDX.NA.IG.4		
January 2006 @ .575	3,674,000	3,307
Dow Jones CDX.NA.IG.4		
February 2006 @ .575	3,628,000	7,289
Dow Jones CDX.NA.IG.4		
February 2006 @ .600	3,628,000	1,603
U.S. Treasury Notes, 4.25%, 8/15/2015		
February 2006 @ 95.316406	1,490,000	566
U.S. Treasury Notes, 4.25%, 8/15/2015		
February 2006 @ 95.609375	1,490,000	760
(Premiums received $61,020)		**48,784**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments		
(including securities on loan, valued at $735,335)–Note 1(c):		
Unaffiliated issuers	87,378,496	87,098,948
Affiliated issuers	1,641,500	1,641,500
Cash		45,647
Cash denominated in foreign currencies	25	25
Dividends and interest receivable		652,066
Unrealized appreciation on swap contracts–Note 4		18,634
Receivable from broker from swap transactions–Note 4		7,148
Receivable for shares of Beneficial Interest subscribed		1,993
		89,465,961
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		58,085
Payable for investment securities purchased		16,359,267
Liability for securities on loan–Note 1(c)		774,500
Outstanding options written, at value (premiums		
received $61,020)–See Statement of Options Written		48,784
Unrealized depreciation on swap contracts–Note 4		29,002
Payable for shares of Beneficial Interest redeemed		28,574
Payable for futures variation margin–Note 4		1,656
Accrued expenses		52,801
		17,352,669
Net Assets ($)		**72,113,292**
Composition of Net Assets ($):		
Paid-in capital		72,529,233
Accumulated undistributed investment income–net		772,704
Accumulated net realized gain (loss) on investments		(892,129)
Accumulated net unrealized appreciation (depreciation) on investments,		
foreign currency transactions, options transactions and swap transactions		
[including ($18,359) net unrealized (depreciation) on financial futures]		(296,516)
Net Assets ($)		**72,113,292**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	24,845,899	47,267,393
Shares Outstanding	1,941,586	3,695,085
Net Asset Value Per Share ($)	**12.80**	**12.79**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2005

Investment Income ($):	
Income:	
Interest	3,228,879
Dividends:	
Unaffiliated issuers	3,527
Affiliated issuers	99,571
Income from securities lending	4,988
Total Income	**3,336,965**
Expenses:	
Investment advisory fee–Note 3(a)	454,779
Distribution fees–Note 3(b)	125,616
Auditing fees	36,725
Custodian fees–Note 3(b)	35,698
Prospectus and shareholders' reports	9,407
Trustees' fees and expenses–Note 3(c)	2,413
Shareholder servicing costs–Note 3(b)	521
Legal fees	225
Interest expense–Note 2	61
Miscellaneous	22,593
Total Expenses	**688,038**
Less–waiver of fees due to undertaking–Note 3(a)	(96,283)
Net Expenses	**591,755**
Investment Income–Net	**2,745,210**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions:	
Long transactions	249,319
Short sale transactions	20
Net realized gain (loss) on options transactions	57,846
Net realized gain (loss) on financial futures	(133,389)
Net realized gain (loss) on swap transactions	24,849
Net realized gain (loss) on forward currency exchange contracts	172,370
Net Realized Gain (Loss)	**371,015**
Net unrealized appreciation (depreciation) on investments, securities sold short, foreign currency transactons, options transactions and swap transactions [including ($18,359) net unrealized depreciation on financial futures]	(1,560,685)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,189,670)**
Net Increase in Net Assets Resulting from Operations	**1,555,540**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2005	2004
Operations ($):		
Investment income–net	2,745,210	3,023,741
Net realized gain (loss) on investments	371,015	165,272
Net unrealized appreciation (depreciation) on investments	(1,560,685)	176,824
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,555,540**	**3,365,837**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(969,776)	(1,183,364)
Service shares	(1,863,638)	(2,285,546)
Total Dividends	**(2,833,414)**	**(3,468,910)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	2,911,861	1,764,002
Service shares	2,594,764	3,749,603
Dividends reinvested:		
Initial shares	969,776	1,183,364
Service shares	1,863,638	2,285,546
Cost of shares redeemed:		
Initial shares	(4,693,145)	(8,709,051)
Service shares	(9,305,849)	(11,488,700)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(5,658,955)**	**(11,215,236)**
Total Increase (Decrease) in Net Assets	**(6,936,829)**	**(11,318,309)**
Net Assets ($):		
Beginning of Period	79,050,121	90,368,430
End of Period	**72,113,292**	**79,050,121**
Undistributed investment income–net	772,704	120,866

	Year Ended December 31,	
	2005	2004
Capital Share Transactions:		
Initial Shares		
Shares sold	226,021	136,860
Shares issued for dividends reinvested	75,418	92,375
Shares redeemed	(364,571)	(679,108)
Net Increase (Decrease) in Shares Outstanding	**(63,132)**	**(449,873)**
Service Shares		
Shares sold	201,530	290,890
Shares issued for dividends reinvested	144,989	178,570
Shares redeemed	(723,580)	(896,444)
Net Increase (Decrease) in Shares Outstanding	**(377,061)**	**(426,984)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

		Year Ended December 31,			
Initial Shares	2005	2004[a]	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	13.01	13.00	12.87	12.67	12.94
Investment Operations:					
Investment income—net[b]	.47	.47	.45	.61	.75
Net realized and unrealized gain (loss) on investments	(.19)	.09	.47	.21	(.18)
Total from Investment Operations	.28	.56	.92	.82	.57
Distributions:					
Dividends from investment income—net	(.49)	(.55)	(.54)	(.62)	(.72)
Dividends from net realized gain on investments	–	–	(.25)	–	(.12)
Total Distributions	(.49)	(.55)	(.79)	(.62)	(.84)
Net asset value, end of period	12.80	13.01	13.00	12.87	12.67
Total Return (%)	2.04	4.54	7.27	6.70	4.55
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.74	.71	.72	.80	.97
Ratio of net expenses to average net assets	.74	.71	.72	.80	.80
Ratio of net investment income to average net assets	3.66	3.69	3.39	4.82	5.71
Portfolio Turnover Rate	493.27[c]	785.59[c]	905.09[c]	653.12	654.39
Net Assets, end of period ($ x 1,000)	24,846	26,089	31,912	33,810	26,744

[a] As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.66% to 3.69%. Per share data and ratios/supplemental data for periods prior to January 1, 2004 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended December 31, 2005, December 31, 2004 and December 31, 2003 were 304.69%, 706.48% and 684.58%, respectively.

See notes to financial statements.

Service Shares	Year Ended December 31,				
	2005	2004[a]	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	13.01	12.99	12.87	12.66	12.93
Investment Operations:					
Investment income–net[b]	.46	.46	.43	.62	.70
Net realized and unrealized gain (loss) on investments	(.20)	.10	.47	.21	(.13)
Total from Investment Operations	.26	.56	.90	.83	.57
Distributions:					
Dividends from investment income–net	(.48)	(.54)	(.53)	(.62)	(.72)
Dividends from net realized gain on investments	–	–	(.25)	–	(.12)
Total Distributions	(.48)	(.54)	(.78)	(.62)	(.84)
Net asset value, end of period	12.79	13.01	12.99	12.87	12.66
Total Return (%)	2.11	4.36	7.11	6.78	4.46
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.99	.96	.97	1.00	1.15
Ratio of net expenses to average net assets	.80	.80	.80	.80	.80
Ratio of net investment income to average net assets	3.60	3.60	3.29	4.82	5.77
Portfolio Turnover Rate	493.27[c]	785.59[c]	905.09[c]	653.12	654.39
Net Assets, end of period ($ x 1,000)	47,267	52,961	58,456	57,823	30,416

[a] *As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.57% to 3.60%. Per share data and ratios/supplemental data for periods prior to January 1, 2004 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended December 31, 2005, December 31, 2004 and December 31, 2003 were 304.69%, 706.48% and 684.58%, respectively.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the Core Bond Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to maximize total return through capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the portfolio not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the portfolio to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments in swap transactions are valued each business day by an independent pricing service approved by the Board of Trustees. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuer and swap spreads on interest rates. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities at fiscal year end, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis.

Dividend income is recognized on the ex–dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On December 30, 2005, the Board of Trustees declared a cash dividend of $.051 and $.050 per share for the Initial shares and Service shares, respectively, from undistributed investment income–net payable on January 3, 2006 (ex-dividend date) to shareholders of record as of the close of business on December 30, 2005.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $912,757, accumulated capital losses $426,080 and unrealized depreciation $561,764. In addition, the portfolio had $340,854 of capital losses realized after October 31, 2005, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2005. If not applied, $343,556 of the carryover expires in fiscal 2012 and $82,524 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2005 and December 31, 2004 were as follows: ordinary income $2,833,414 and $3,468,910, respectively.

During the period ended December 31, 2005, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization of premiums, treasury inflation protected securities and foreign currency transactions, the portfolio increased accumulated undistributed investment income–net by $740,042, decreased accumulated net realized gain (loss) on investments by $741,373 and increased paid-in capital by $1,331. Net assets were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The portfolio may borrow up to $5 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the leveraging arrangement during the period ended December 31, 2005 was approximately $2,700, with a related weighted average annualized interest rate of 2.24%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .60% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2005 to December 31, 2006, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .80% of the value of the average daily net assets of their class. During the period ended December 31, 2005, the Manager waived receipt of fees of $96,283, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2005, Service shares were charged $125,616 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2005, the portfolio was charged $62 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2005, the portfolio was charged $35,698 pursuant to the custody agreement.

During the period ended December 31, 2005, the portfolio was charged $3,762 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $36,789, Rule 12b-1 distribution plan fees $10,036, custodian fees $16,509, chief compliance officer fees $1,858 and transfer agency per account fees $17, which are offset against an expense reimbursement currently in effect in the amount of $7,124.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The following summarizes the aggregate amount of purchases and sales (including paydowns) of investment securities and securities sold short, excluding short-term securities, financial futures, options transactions, forward currency exchange contracts and swap transactions, during the period ended December 31, 2005, of which $149,936,630 in purchases and $150,151,623 in sales were from dollar roll transactions:

	Purchases ($)	Sales ($)
Long transactions	411,980,515	392,758,153
Short sale transactions	16,344	–
Total	**411,996,859**	**392,758,153**

A mortgage dollar roll transaction involves a sale by the portfolio of mortgage related securities that it holds with an agreement by the portfolio to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The portfolio is engaged in short selling which obligates the portfolio to replace the security borrowed by purchasing the security at current market value. The portfolio would incur a loss if the price of the security increases between the date of the short sale and the date on which the portfolio replaces the borrowed security. The portfolio would realize a gain if the price of the security declines between those dates. The portfolio's long security positions serve as collateral for the open short positions. At December 31, 2005, there were no securities sold short outstanding.

The portfolio may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The portfolio is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the portfolio to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the portfolio recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at December 31, 2005, are set forth in the Statement of Financial Futures.

The portfolio may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss, if the price of the financial instrument decreases between those dates. The following summarizes the portfolio's call/put options written for the period ended December 31, 2005:

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized Gain (Loss) ($)
Contracts outstanding December 31, 2004	2,470,000	18,113		
Contracts written	59,274,000	184,723		
Contracts terminated:				
Contracts closed	20,975,000	63,897	72,127	(8,230)
Contracts expired	15,945,000	77,919	–	77,919
Total contracts terminated	36,920,000	141,816	72,127	69,689
Contracts outstanding December 31, 2005	**24,824,000**	**61,020**		

The portfolio enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At December 31, 2005, there were no forward currency exchange contracts outstanding.

The portfolio may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The portfolio accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) of swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the portfolio is receiving a fixed rate, the portfolio is providing credit protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. The following summarizes credit default swaps entered into by the portfolio at December 31, 2005:

Notional Amount ($)	Description	Unrealized Appreciation (Depreciation) ($)
85,000	Agreement with Morgan Stanley terminating September 20, 2015 to pay a fixed rate of 1.15% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on CenturyTel, 7.875%, 8/15/2012	(192)
294,000	Agreement with Citibank terminating September 20, 2015 to pay a fixed rate of 1.16% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on CenturyTel, 7.875%, 8/15/2012	(883)
93,000	Agreement with JP Morgan terminating September 20, 2010 to pay a fixed rate of 1.07% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Cooper Tire & Rubber, 7.75%, 12/15/2009	5,972
379,400	Agreement with Merrill Lynch terminating June 20, 2010 to pay a fixed rate of .305% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Dow Jones CDX.NA.IG.4	(653)
602,600	Agreement with Lehman Brothers terminating June 20, 2010 to pay a fixed rate of .35% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Dow Jones CDX.NA.IG.4	(1,886)

Notional Amount ($)	Description	Unrealized Appreciation (Depreciation) ($)
685,000	Agreement with Citigroup terminating June 20, 2010 to pay a fixed rate of .685% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Dow Jones CDX.NA.IG.4	(11,594)
525,000	Agreement with Citigroup terminating June 20, 2010 to pay a fixed rate of .705% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Dow Jones CDX.NA.IG.4	(9,312)
190,000	Agreement with Morgan Stanley terminating September 20, 2006 to receive a fixed rate of 2.0% and pay the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on GMAC, 6.875%, 8/28/2012	(4,482)
120,000	Agreement with Morgan Stanley terminating December 20, 2010 to pay a fixed rate of .77% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on KPN, 8%, 10/1/2010	497
231,000	Agreement with Lehman Brothers terminating December 20, 2010 to pay a fixed rate of .80% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on KPN, 8%, 10/1/2010	654
229,000	Agreement with JP Morgan Chase terminating December 20, 2010 to receive a fixed rate of 1.5% and pay the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Panama Republic, 8.875%, 9/30/2027	645
229,000	Agreement with JP Morgan Chase terminating December 20, 2010 to pay a fixed rate of 1.7% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Republic of Peru, 8.75%, 11/21/2033	4,422

Notional Amount ($)	Description	Unrealized Appreciation (Depreciation) ($)
500,000	Agreement with Citigroup terminating March 20, 2015 to receive a fixed rate of .53% and pay the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Washington Mutual, 4%, 1/15/2009	2,659
300,000	Agreement with Morgan Stanley terminating December 20, 2015 to pay a fixed rate of .97% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Wendy's International, 6.25%, 11/15/2011	3,785
Total		**(10,368)**

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At December 31, 2005, the cost of investments for federal income tax purposes was $89,303,603; accordingly, accumulated net unrealized depreciation on investments was $563,155, consisting of $538,328 gross unrealized appreciation and $1,101,483 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Investment Portfolios, Core Bond Portfolio

We have audited the accompanying statement of assets and liabilities, including the statements of investments, financial futures and options written, of Dreyfus Investment Portfolios, Core Bond Portfolio (one of the funds comprising Dreyfus Investment Portfolios) as of December 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of December 31, 2005 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Investment Portfolios, Core Bond Portfolio at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U. S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 6, 2006

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates .14% of the ordinary dividends paid during the fiscal year ended December 31, 2005 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2006 of the percentage applicable to the preparation of their 2005 income tax returns.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE PORTFOLIO'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At separate meetings of the Board of Trustees of Dreyfus Investment Portfolios (the "Company") held on July 12-13, 2005, the Board considered the re-approval of the portfolio's Investment Advisory Agreement for another one-year term, pursuant to which the Manager provides the portfolio with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Company, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolio. The Board members received a presentation from representatives of the Manager regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio pursuant to the portfolio's Investment Advisory Agreement. The Manager's representatives reviewed the portfolio's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board members noted that the portfolio's shares are offered only to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the portfolio. The Board also reviewed the number of shareholder accounts in the portfolio, as well as the portfolio's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day portfolio operations, including portfolio accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Portfolio's Performance, Investment Advisory Fee and Expense Ratio.</u> The Board members reviewed the portfolio's performance, advisory fee and expense ratio and placed significant emphasis on comparisons to two groups of comparable funds and to Lipper averages (with respect to performance only). The Manager's representatives advised the Board members that the first comparison group of funds includes funds in the applicable Lipper category that are not subject to a Rule 12b-1 plan (collectively, "Comparison Group I") and that the second comparison group of funds includes funds in the applicable Lipper category that are subject to a Rule 12b-1 plan (collectively, "Comparison Group II"). Each group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the portfolio. The Board members did not rely on comparisons to Lipper averages with respect to the portfolio's expense ratio because the average expense ratio of the applicable Lipper category for variable insurance products reflects not only expenses of mutual funds offered to fund variable annuity contracts and variable life insurance policies but also expenses of the separate accounts in which this type of mutual fund is offered.

The Board members discussed the results of the comparisons for various periods ended May 31, 2005, and noted that the total return performance of the portfolio's Initial shares (which are not subject to a Rule 12b-1 plan) was above the averages of Comparison Group I for the one- and three-year periods and was below the average of Comparison Group I for the five-year period, and that the total return performance of the portfolio's Service shares (which are subject to a Rule 12b-1 plan) was above the average of Comparison Group II for the one-year period and was below the averages of Comparison Group II for the three- and five-year periods. It was noted that the five-year total return performance of the portfolio's Service shares reflects the performance of the portfolio's Initial shares prior to

December 31, 2000 (at which time the portfolio began offering Service shares) and reflects the performance of the portfolio's Service shares thereafter. The Board also noted that the income performance of the portfolio's Initial shares was above the average of Comparison Group I for the one-year period and was below the averages of Comparison Group I for the three- and five-year periods, and that the income performance of the portfolio's Service shares was above the averages of Comparison Group II for the one- and three-year periods. The Board members further noted that the total return performance of the portfolio's Initial shares was above the Comparison Group I Lipper category average for the one-year period and was below the Comparison Group I Lipper category averages for the three- and five-year periods, and that the total return performance of the portfolio's Service shares was above the Comparison Group II Lipper category average for the one-year period and was below the Comparison Group II Lipper category averages for the three- and five-year periods. The Board noted that the income performance of the portfolio's Initial shares was above the Comparison Group I Lipper category averages for the one-, three- and five-year periods, and that the income performance of the portfolio's Service shares was above the Comparison Group II Lipper category averages for the one- and three-year periods. The Board members also noted that two new portfolio managers of the portfolio were appointed in January 2005.

The Board members also discussed the portfolio's expense ratios, noting that the expense ratio of the portfolio's Initial shares was higher than the average expense ratio of Comparison Group I, and that the current fee waiver and expense reimbursement arrangement undertaken by the Manager had caused the expense ratio of the portfolio's Service shares to be lower than the average expense ratio of Comparison Group II. The Board reviewed the range of management fees in each comparison group, noting that the portfolio's advisory fee ranked in the middle of Comparison Group I and ranked in the bottom half (i.e., higher than several other funds) of Comparison Group II. The Board members also considered the Manager's contractual undertaking for the portfolio in effect through December 31, 2005.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the portfolio (the "Similar Funds"), and by other accounts managed or sub-advised by the Manager or its affiliates with similar investment objectives, policies and strategies as the portfolio (collectively with the Similar Funds, the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in management of the Similar Accounts as compared to managing and providing services to the portfolio; it was noted that the Similar Funds were mutual funds included in the "intermediate investment grade debt" funds category by Lipper. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed the differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided; it was noted that the Similar Funds generally had management fees that were higher, lower and comparable to the fee borne by the portfolio or reflected the pricing of a "unitary fee" fund and a fund that imposes a separate administration fee. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager to evaluate the appropriateness and reasonableness of the portfolio's advisory fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the portfolio. The Board members evaluated the analysis in light of the relevant circumstances for the portfolio, and the extent to which economies of scale would be realized as the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser to the portfolio and noted that there were no soft dollar arrangements with respect to trading the portfolio's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the portfolio as part of their evaluation of whether the fee under the Investment Advisory Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that discussions of economies of scale historically have been predicated on increasing assets and that, if a portfolio's assets had been decreasing, the extent to which the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the portfolio was not unreasonable given the portfolio's overall performance and generally superior service levels provided. The Board also noted the current fee waiver and expense reimbursement arrangement and its effect on the profitability of the Manager.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the portfolio's Investment Advisory Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations with respect to the portfolio.

- The Board concluded that the nature, extent and quality of the services provided by the Manager to the portfolio are adequate and appropriate.

- While the Board noted the portfolio's longer-term total return performance, the Board was satisfied with the portfolio's short-term total return performance and was satisfied with the portfolio's income performance as well as with the change in the portfolio's portfolio managers that had occurred in January 2005.

- The Board concluded that the fee paid to the Manager by the portfolio was reasonable in light of comparative performance and expense and advisory fee information, including the Manager's current undertaking to limit the portfolio's expense ratio, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the portfolio.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the portfolio had been adequately considered by the Manager in connection with the advisory fee rate charged to the portfolio, and that, to the extent in the future it were determined that material economies of scale had not been shared with the portfolio, the Board would seek to have those economies of scale shared with the portfolio.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the portfolio's Investment Advisory Agreement was in the best interests of the portfolio and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1998)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

Clifford L. Alexander, Jr. (72)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 66

Lucy Wilson Benson (78)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director Emeritus
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Trustee Emeritus
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 40

David W. Burke (69)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 84

Whitney I. Gerard (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 38

Arthur A. Hartman (79)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

Other Board Memberships and Affiliations:
• APCO Associates Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 38

George L. Perry (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 38

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director–Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager - Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager — Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager - Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus Investment Portfolios, Core Bond Portfolio

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0165AR1205

Dreyfus
Investment Portfolios,
Core Value Portfolio

ANNUAL REPORT December 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Investment Portfolios, Core Value Portfolio, covering the 12-month period from January 1, 2005, through December 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with Brian Ferguson, portfolio manager and member of the Large Cap Value Team of The Boston Company Asset Management.

Stocks generally absorbed both good and bad news in 2005 to post modestly positive total returns. On the plus side, an expanding U.S. economy and low inflation helped support corporate earnings in most industry groups. Negative influences included rising short-term interest rates and escalating energy prices, which many analysts feared might erode corporate profits. In addition, hurricanes Katrina, Rita and Wilma disrupted economic activity along the Gulf Coast.

We expect the U.S. economy to continue its moderate expansion in 2006, fueled in part by a rebound in corporate capital spending and exports. The labor market likely will remain relatively strong while inflation should stay low, supporting consumers' real incomes. Risks in the new year include the possible end of the boom in the housing market, where we believe prices are more likely to stall than plunge.

As always, we encourage you to speak with your financial consultant about how these and other market forces may affect your investments. Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 17, 2006



DISCUSSION OF PERFORMANCE

Brian Ferguson, Portfolio Manager
Large Cap Value Team

How did Dreyfus Investment Portfolios, Core Value Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2005, Dreyfus Investment Portfolios, Core Value Portfolio produced total returns of 5.42% for its Initial Shares and 5.25% for its Service Shares.[1] In comparison, the portfolio's benchmark, the S&P 500/BARRA Value Index, produced a total return of 6.33% for the same period.[2]

High energy prices and rising interest rates loomed over the U.S. equities markets in 2005, but steady economic growth and solid corporate earnings helped keep stock prices in positive territory for the year. The portfolio's returns were roughly in line with the S&P 500/BARRA Value Index, as relatively strong performance in the consumer discretionary, consumer staples and financials sectors was offset by disappointments in the materials and health care areas.

What is the portfolio's investment approach?

The portfolio invests primarily in large-cap companies that are considered undervalued based on traditional measures, such as price-to-earnings ratios. When choosing stocks, we use a "bottom–up" stock selection approach, focusing on individual companies, rather than a "top–down" approach that forecasts market trends. We also focus on a company's relative value, financial strength, sales and earnings momentum and likely catalysts that could ignite the stock price.

What other factors influenced the portfolio's performance?

Despite steady economic growth and rising corporate earnings, returns from the U.S. stock market were limited during much of 2005 by investors' concerns regarding rising interest rates and volatile energy prices. The Federal Reserve Board (the "Fed") raised short-term interest rates at each of eight scheduled meetings during the year, driving the overnight federal funds rate from 2.25% to 4.25%. Contrary to historical norms, however, these moves did not cause longer-term bond yields to rise significantly, helping to contain corporate borrowing costs and support profit margins. While sharply higher energy costs threatened to erode earnings of industrial companies that use oil and gas in their manufacturing processes, other market sectors — most notably energy and utilities — benefited from higher commodity prices. Toward the end of the year, energy prices moderated and investors began to look forward to the possibility of an end to the Fed's rate hikes, resulting in a modest market rally.

In this environment, our stock selection strategy in the consumer discretionary sector helped drive the portfolio's performance. The portfolio did not own U.S. auto manufacturers, such as General Motors and Ford, which struggled due to high labor costs and greater foreign competition. The portfolio also benefited from its relatively light exposure to newspaper publishers, many of which were weakened by competition from online media. The relatively defensive consumer staples sector performed well for the portfolio, as food and tobacco giant Altria Group's stock price rose in an improved litigation environment for the company. Another consumer staples holding, Colgate-Palmolive, gained ground on prospects of better earnings growth.

The portfolio's performance also was bolstered by our stock selection strategy in the financials sector. Property and casualty insurance companies, such as Chubb and ACE, performed well as pricing power improved in the wake of Hurricane Katrina. The portfolio also benefited from its relatively light exposure to regional banks, which were weighed down by rising interest rates and a slowdown in mortgage originations. The telecommunications sector represented another positive contributor to the portfolio's performance, primarily due to our emphasis on wireless companies and relatively light exposure to regional land-line providers.

Disappointments in other sectors, however, detracted from the portfolio's relative performance. In the health care sector, medical supplies maker Boston Scientific saw its stock price decline in the aftermath of a safety-related recall of its surgical stents. The materials sector also was a laggard, as the portfolio held a number of paper manufacturers that were pressured by lower pricing dynamics.

As energy prices surged, the portfolio's relatively heavy exposure to the energy sector contributed to overall returns, but the portfolio's energy gains trailed the benchmark's as a result of the portfolio's greater emphasis on integrated oil companies, such as Exxon Mobil. Oil and gas refiners, as well as exploration and production companies, produced higher returns for the benchmark.

What is the portfolio's current strategy?

We remain committed to our "bottom-up" stock selection process, believing it to be an effective method to identify attractively valued stocks under a variety of market conditions. We have found a number of attractive opportunities in the energy sector, which we believe may continue to benefit from high commodity prices. We also have emphasized relatively defensive consumer staples stocks over the more economically sensitive consumer discretionary sector. In the financials area, we favor insurers, which historically have been relatively insensitive to rising interest rates, over regional banks. We also are optimistic about a rebound in capital spending among businesses, which could benefit business conditions in the industrials and technology sectors.

January 17, 2006

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Core Value Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the fund may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The S&P 500/BARRA Value Index is a capitalization-weighted index of all the stocks in the Standard & Poor's 500 Composite Price Index ("S&P 500 Index") that have low price-to-book ratios. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Investment Portfolios, Core Value Portfolio Initial shares and Service shares and the Standard & Poor's 500/BARRA Value Index

Average Annual Total Returns *as of 12/31/05*

	Inception Date	1 Year	5 Years	From Inception
Initial shares	**5/1/98**	**5.42%**	**2.56%**	**4.85%**
Service shares	**5/1/98**	**5.25%**	**2.45%**	**4.77%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† Source: Lipper Inc.

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Investment Portfolios, Core Value Portfolio on 5/1/98 (inception date of Initial shares) to a $10,000 investment made in the Standard & Poor's 500/BARRA Value Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2005 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is a capitalization-weighted index of all the stocks in the S&P 500 that have low price-to-book ratios. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Investment Portfolios, Core Value Portfolio from July 1, 2005 to December 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.47	$ 5.19
Ending value (after expenses)	$1,059.90	$1,059.10

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.38	$ 5.09
Ending value (after expenses)	$1,020.87	$1,020.16

†   *Expenses are equal to the portfolio's annualized expense ratio of .86% for Initial shares and 1.00% for Service shares, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Common Stocks−99.3%	Shares	Value ($)
Banking−4.4%		
Citigroup	65,600	**3,183,568**
Basic Industries−2.0%		
Bowater	10,000	307,200
Dow Chemical	6,800	297,976
E I Du Pont de Nemours & Co.	9,200	391,000
Rohm & Haas	8,700	421,254
		1,417,430
Beverages & Tobacco−2.5%		
Altria Group	23,800	**1,778,336**
Broadcasting & Publishing−.9%		
Time Warner	38,800	**676,672**
Capital Goods−8.5%		
Boeing	6,700	470,608
Cooper Industries, Cl. A	5,300	386,900
Eaton	8,100	543,429
Emerson Electric	11,500	859,050
General Electric	31,100	1,090,055
Tyco International	46,000	1,327,560
United Technologies	25,000	1,397,750
		6,075,352
Consumer Cyclical−1.0%		
Johnson Controls	9,900	**721,809**
Consumer Non-Durables−3.5%		
Cadbury Schweppes, ADR	13,500	516,915
Campbell Soup	15,700	467,389
Colgate-Palmolive	21,300	1,168,305
General Mills	7,100	350,172
		2,502,781
Consumer Services−7.3%		
CCE Spinco	225 [a]	2,948
Clear Channel Communications	37,000	1,163,650
Comcast, Cl. A	10,500 [a]	272,580
CVS	18,500	488,770
Kohl's	5,100 [a]	247,860
McDonald's	22,600	762,072

Common Stocks (continued)	Shares	Value ($)
Consumer Services (continued)		
News, Cl. A	43,600	677,980
Omnicom Group	11,100	944,943
Walt Disney	29,300	702,321
		5,263,124
Energy−13.1%		
Apache	4,500	308,340
BP, ADR	9,700	622,934
Chevron	20,800	1,180,816
ConocoPhillips	27,400	1,594,132
Devon Energy	8,100	506,574
Exxon Mobil	53,804	3,022,170
Halliburton	5,500	340,780
Marathon Oil	11,600	707,252
NRG Energy	9,100 [a]	428,792
Schlumberger	7,300	709,195
		9,420,985
Financial Services−22.1%		
Bank of America	53,110	2,451,026
Capital One Financial	8,700	751,680
Countrywide Financial	12,700	434,213
Freddie Mac	15,900	1,039,065
Goldman Sachs Group	5,600	715,176
JPMorgan Chase & Co.	60,800	2,413,152
Merrill Lynch & Co.	26,000	1,760,980
Morgan Stanley	6,200	351,788
PNC Financial Services Group	6,200	383,346
St. Paul Travelers Cos.	24,900	1,112,283
SunTrust Banks	6,700	487,492
Wachovia	23,400	1,236,924
Washington Mutual	18,300	796,050
Wells Fargo & Co.	23,000	1,445,090
XL Capital, Cl. A	7,620	513,436
		15,891,701
Health Care−6.2%		
Abbott Laboratories	19,000	749,170
Boston Scientific	13,400 [a]	328,166

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Medco Health Solutions	7,100 [a]	396,180
Pfizer	55,500	1,294,260
WellPoint	11,000 [a]	877,690
Wyeth	18,300	843,081
		4,488,547
Insurance−8.8%		
ACE	7,800	416,832
Allstate	5,800	313,606
American International Group	20,896	1,425,734
AON	12,200	438,590
Chubb	8,500	830,025
Genworth Financial, Cl. A	38,600	1,334,788
PMI Group	19,500	800,865
Prudential Financial	10,200	746,538
		6,306,978
Merchandising−.6%		
Estee Lauder Cos., Cl. A	12,000	**401,760**
Retail Trade−.5%		
TJX Cos.	16,000	**371,680**
Technology−8.0%		
Accenture, Cl. A	25,700	741,959
Automatic Data Processing	27,300	1,252,797
Fairchild Semiconductor International	20,100 [a]	339,891
Hewlett-Packard	43,400	1,242,542
International Business Machines	10,400	854,880
Microsoft	38,000	993,700
Motorola	13,100	295,929
		5,721,698
Transportation−1.5%		
Union Pacific	13,400	**1,078,834**
Utilities−8.4%		
Alltel	7,700	485,870
AT&T	73,900	1,809,811
Constellation Energy Group	8,100	466,560
Edison International	8,900	388,129
Entergy	4,700	322,655

Common Stocks (continued)	Shares	Value ($)
Utilities (continued)		
Exelon	10,300	547,342
FPL Group	7,900	328,324
PG & E	18,000	668,160
Sprint Nextel	26,200	612,032
Vodafone Group, ADR	17,300	371,431
		6,000,314
Total Common Stocks		
(cost $60,403,749)		**71,301,569**

Short-Term Investment−.7%	Principal Amount ($)	Value ($)
Agency Discount Note;		
Federal Home Loan Bank, 3.40%, 1/3/2006 (cost $508,904)	509,000	**508,904**
Total Investments (cost $60,912,653)	**100.0%**	**71,810,473**
Cash and Receivables (Net)	**.0%**	**24,908**
Net Assets	**100.0%**	**71,835,381**

ADR—American Depository Receipts.

[a] Non-income producing.

Portfolio Summary†

	Value (%)		Value (%)
Financial Services	22.1	Consumer Services	7.3
Energy	13.1	Health Care	6.2
Insurance	8.8	Banking	4.4
Capital Goods	8.5	Other	13.2
Utilities	8.4		
Technology	8.0		**100.0**

† Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	60,912,653	71,810,473
Dividends receivable		106,440
Receivable for investment securities sold		57,522
Receivable for shares of Beneficial Interest subscribed		274
Prepaid expenses		637
		71,975,346
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		57,349
Cash overdraft due to Custodian		586
Payable for investment securities purchased		26,771
Payable for shares of Beneficial Interest redeemed		10,074
Accrued expenses		45,185
		139,965
Net Assets ($)		**71,835,381**
Composition of Net Assets ($):		
Paid-in capital		60,503,006
Accumulated undistributed investment income–net		890,106
Accumulated net realized gain (loss) on investments		(455,551)
Accumulated net unrealized appreciation (depreciation) on investments		10,897,820
Net Assets ($)		**71,835,381**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	32,189,029	39,646,352
Shares Outstanding	1,976,394	2,431,070
Net Asset Value Per Share ($)	**16.29**	**16.31**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2005

Investment Income ($):	
Income:	
Cash dividends (net of $4,762 foreign taxes withheld at source)	1,567,758
Interest	18,590
Income from securities lending	2,391
Total Income	**1,588,739**
Expenses:	
Investment advisory fee–Note 3(a)	556,502
Distribution fees–Note 3(b)	101,472
Professional fees	34,951
Custodian fees–Note 3(b)	16,675
Prospectus and shareholders' reports	16,009
Trustees' fees and expenses–Note 3(c)	5,975
Shareholder servicing costs–Note 3(b)	2,389
Interest expense–Note 2	359
Miscellaneous	6,716
Total Expenses	**741,048**
Less–waiver of fees due to undertaking–Note 3(a)	(45,726)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(1,499)
Net Expenses	**693,823**
Investment Income–Net	**894,916**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	5,393,343
Net unrealized appreciation (depreciation) on investments	(2,534,124)
Net Realized and Unrealized Gain (Loss) on Investments	**2,859,219**
Net Increase in Net Assets Resulting from Operations	**3,754,135**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2005	2004
Operations ($):		
Investment income−net	894,916	810,606
Net realized gain (loss) on investments	5,393,343	6,547,710
Net unrealized appreciation (depreciation) on investments	(2,534,124)	908,824
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,754,135**	**8,267,140**
Dividends to Shareholders from ($):		
Investment income−net:		
Initial shares	(147,061)	(425,460)
Service shares	(117,909)	(416,619)
Total Dividends	**(264,970)**	**(842,079)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	2,006,235	4,722,103
Service shares	1,399,677	2,485,948
Dividends reinvested:		
Initial shares	147,061	425,460
Service shares	117,909	416,619
Cost of shares redeemed:		
Initial shares	(7,405,008)	(4,410,004)
Service shares	(6,825,256)	(7,450,421)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(10,559,382)**	**(3,810,295)**
Total Increase (Decrease) in Net Assets	**(7,070,217)**	**3,614,766**
Net Assets ($):		
Beginning of Period	78,905,598	75,290,832
End of Period	**71,835,381**	**78,905,598**
Undistributed investment income−net	890,106	260,160

	Year Ended December 31,	
	2005	2004
Capital Share Transactions:		
Initial Shares		
Shares sold	130,688	329,304
Shares issued for dividends reinvested	9,624	28,343
Shares redeemed	(473,451)	(307,176)
Net Increase (Decrease) in Shares Outstanding	**(333,139)**	**50,471**
Service Shares		
Shares sold	90,077	172,487
Shares issued for dividends reinvested	7,696	27,718
Shares redeemed	(437,238)	(516,874)
Net Increase (Decrease) in Shares Outstanding	**(339,465)**	**(316,669)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	15.52	14.08	11.06	14.54	15.10
Investment Operations:					
Investment income−net[a]	.20	.17	.12	.09	.12
Net realized and unrealized gain (loss) on investments	.64	1.46	3.01	(3.46)	(.45)
Total from Investment Operations	.84	1.63	3.13	(3.37)	(.33)
Distributions:					
Dividends from investment income−net	(.07)	(.19)	(.11)	(.11)	(.01)
Dividends from net realized gain on investments	–	–	–	–	(.22)
Total Distributions	(.07)	(.19)	(.11)	(.11)	(.23)
Net asset value, end of period	16.29	15.52	14.08	11.06	14.54
Total Return (%)	5.42	11.60	28.42	(23.29)	(2.08)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.86	.85	.85	.88	.98
Ratio of net expenses to average net assets	.86	.85	.85	.88	.96
Ratio of net investment income to average net assets	1.28	1.16	.99	.69	.83
Portfolio Turnover Rate	55.38	76.19	55.90	65.72	65.13
Net Assets, end of period ($ x 1,000)	32,189	35,847	31,812	27,354	37,595

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

	Year Ended December 31,				
Service Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	15.54	14.08	11.07	14.54	15.09
Investment Operations:					
Investment income–net [a]	.18	.14	.10	.08	.08
Net realized and unrealized gain (loss) on investments	.63	1.47	3.00	(3.45)	(.40)
Total from Investment Operations	.81	1.61	3.10	(3.37)	(.32)
Distributions:					
Dividends from investment income–net	(.04)	(.15)	(.09)	(.10)	(.01)
Dividends from net realized gain on investments	–	–	–	–	(.22)
Total Distributions	(.04)	(.15)	(.09)	(.10)	(.23)
Net asset value, end of period	16.31	15.54	14.08	11.07	14.54
Total Return (%)	5.25	11.44	28.14	(23.31)	(2.08)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.11	1.10	1.10	1.13	1.27
Ratio of net expenses to average net assets	1.00	1.00	1.00	1.00	1.00
Ratio of net investment income to average net assets	1.14	.99	.84	.62	.61
Portfolio Turnover Rate	55.38	76.19	55.90	65.72	65.13
Net Assets, end of period ($ x 1,000)	39,646	43,059	43,478	33,426	21,469

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company operating as a series company currently offering nine series, including the Core Value Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income–net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue

Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $890,106, accumulated capital losses $254,596 and unrealized appreciation $10,696,865.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2005. If not applied, the carryover expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2005 and December 31, 2004 were as follows: ordinary income $264,970 and $842,079, respectively.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the line of credit during the period ended December 31, 2005, was approximately $10,700, with a related weighted average annualized interest rate of 3.36%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2005 to December 31, 2006, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1% of the value of the average daily net assets of their class. During the period ended December 31, 2005, the Manager waived receipt of fees of $45,726, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2005, Service shares were charged $101,472 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2005, the portfolio was charged $81 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2005, the portfolio was charged $16,675 pursuant to the custody agreement.

During the period ended December 31, 2005, the portfolio was charged $3,762 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $46,354, Rule 12b-1 distribution plan fees $8,504, custodian fees $3,889, chief compliance officer fees $1,858 and transfer agency per account fees $20, which are offset against an expense reimbursement currently in effect in the amount of $3,276.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2005, amounted to $40,765,758 and $50,452,208, respectively.

At December 31, 2005, the cost of investments for federal income tax purposes was $61,113,608; accordingly, accumulated net unrealized appreciation on investments was $10,696,865, consisting of $12,342,960 gross unrealized appreciation and $1,646,095 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Investment Portfolios, Core Value Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Investment Portfolios, Core Value Portfolio (one of the funds comprising Dreyfus Investment Portfolios) as of December 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of December 31, 2005 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Investment Portfolios, Core Value Portfolio at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U. S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 6, 2006

For federal tax purposes, the portfolio hereby designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2005 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2006 of the percentage applicable to the preparation of their 2005 income tax returns.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE PORTFOLIO'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At separate meetings of the Board of Trustees of Dreyfus Investment Portfolios (the "Company") held on July 12-13, 2005, the Board considered the re-approval of the portfolio's Investment Advisory Agreement for another one-year term, pursuant to which the Manager provides the portfolio with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Company, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolio. The Board members received a presentation from representatives of the Manager regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio pursuant to the portfolio's Investment Advisory Agreement. The Manager's representatives reviewed the portfolio's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board members noted that the portfolio's shares are offered only to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the portfolio. The Board also reviewed the number of shareholder accounts in the portfolio, as well as the portfolio's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day portfolio operations, including portfolio accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Portfolio's Performance, Investment Advisory Fee and Expense Ratio.</u> The Board members reviewed the portfolio's performance, advisory fee and expense ratio and placed significant emphasis on comparisons to two groups of comparable funds and to Lipper averages (with respect to performance only). The Manager's representatives advised the Board members that the first comparison group of funds includes funds in the applicable Lipper category that are not subject to a Rule 12b-1 plan (collectively, "Comparison Group I") and that the second comparison group of funds includes funds in the applicable Lipper category that are subject to a Rule 12b-1 plan (collectively, "Comparison Group II"). Each group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the portfolio. The Board members did not rely on comparisons to Lipper averages with respect to the portfolio's expense ratio because the average expense ratio of the applicable Lipper category for variable insurance products reflects not only expenses of mutual funds offered to fund variable annuity contracts and variable life insurance policies but also expenses of the separate accounts in which this type of mutual fund is offered.

The Board members discussed the results of the comparisons for various periods ended May 31, 2005, and noted that the total return performance of the portfolio's Initial shares (which are not subject to a Rule 12b-1 plan) was below the averages of Comparison Group I for the one-, three- and five-year periods, and that the total return performance of the portfolio's Service shares (which are subject to a Rule 12b-1 plan) was below the averages of Comparison Group II for the one- and three-year periods and was above the average of Comparison Group II for the five-year period. It was noted that the five-year total return performance of the portfolio's Service shares reflects the performance of the portfolio's Initial shares prior to December 31, 2000 (at which time the portfolio began offering Service shares) and reflects the performance of the portfolio's Service shares thereafter. The Board members also noted that the portfolio's performance was showing a trend of improvement. The Board noted that the total return performance of the portfolio's Initial shares and Service shares was below the Comparison Group I and Comparison Group II Lipper category averages, respectively, for the one-, three- and five-year periods.

The Board members also discussed the portfolio's expense ratios, noting that the expense ratio of the portfolio's Initial shares was lower than the average expense ratio of Comparison Group I, and that the current fee waiver and expense reimbursement arrangement undertaken by the Manager had caused the expense ratio of the portfolio's Service shares to be lower than the average expense ratio of Comparison Group II. The Board reviewed the range of management fees in each comparison group, noting that the portfolio's advisory fee ranked in the middle, with several funds having the same or higher management fees. The Board members also considered the Manager's contractual undertaking for the portfolio in effect through December 31, 2005.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the portfolio (the "Similar Funds"), and by other accounts managed or sub-advised by the Manager or its affiliates with similar investment objectives, policies and strategies as the portfolio (collectively with the Similar Funds, the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in management of the Similar Accounts as compared to managing and providing services to the portfolio; it was noted that the Similar Funds were mutual funds included in the "large-cap value" funds category by Lipper. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed the differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided; it was noted that one of the Similar Funds had the same management fee as the portfolio and that the other Similar Fund had a higher management fee than the portfolio that reflected the pricing of a "unitary fee" fund. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager to evaluate the appropriateness and reasonableness of the portfolio's advisory fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the portfolio. The Board members evaluated the analysis in light of the relevant circumstances for the portfolio, and the extent to which economies of scale would be realized as the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser to the portfolio, including soft dollar arrangements with respect to trading the portfolio's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the portfolio as part of their evaluation of whether the fee under the Investment Advisory Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that discussions of economies of scale historically have been predicated on increasing assets and that, if a portfolio's assets had been decreasing, the extent to which the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the portfolio was not unreasonable given the portfolio's overall performance and generally superior service levels provided. The Board also noted the current fee waiver and expense reimbursement arrangement and its effect on the profitability of the Manager.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the portfolio's Investment Advisory Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations with respect to the portfolio.

- The Board concluded that the nature, extent and quality of the services provided by the Manager to the portfolio are adequate and appropriate.

- While the Board was concerned with the portfolio's total return performance, the Board members noted that the portfolio's short-term performance is showing a trend of improvement.

- The Board concluded that the fee paid to the Manager by the portfolio was reasonable in light of comparative performance and expense and advisory fee information, including the Manager's current undertaking to limit the portfolio's expense ratio, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the portfolio.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the portfolio had been adequately considered by the Manager in connection with the advisory fee rate charged to the portfolio, and that, to the extent in the future it were determined that material economies of scale had not been shared with the portfolio, the Board would seek to have those economies of scale shared with the portfolio.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the portfolio's Investment Advisory Agreement was in the best interests of the portfolio and its shareholders and that the Investment Advisory Agreement would be renewed until February 28, 2006, prior to which the Board will re-consider the renewal for the remainder of the annual period (through August 31, 2006).

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1998)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

––––––––––––––––––––

Clifford L. Alexander, Jr. (72)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981–present)
• Chairman of the Board of Moody's Corporation (October 2000–October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999–September 2000)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 66

––––––––––––––––––––

Lucy Wilson Benson (78)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980–present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director Emeritus
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Trustee Emeritus
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 40

David W. Burke (69)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 84

––––––––––––––

Whitney I. Gerard (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 38

––––––––––––––

Arthur A. Hartman (79)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings–Vostok

Other Board Memberships and Affiliations:
• APCO Associates Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 38

––––––––––––––

George L. Perry (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 38

––––––––––––––

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
Investment Portfolios,
Core Value Portfolio**

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0172AR1205

Dreyfus Investment Portfolios, Emerging Leaders Portfolio

ANNUAL REPORT December 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Investment Portfolios, Emerging Leaders Portfolio, covering the 12-month period from January 1, 2005, through December 31, 2005. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio managers, John S. Cone, Oliver Buckley, Langton C. Garvin and Kristin Crawford, each of whom is a member of the Smallcap Team of Franklin Portfolio Associates, LLC.

Stocks generally absorbed both good and bad news in 2005 to post modestly positive total returns. On the plus side, an expanding U.S. economy and low inflation helped support corporate earnings in most industry groups. Negative influences included rising short-term interest rates and escalating energy prices, which many analysts feared might erode corporate profits. In addition, hurricanes Katrina, Rita and Wilma disrupted economic activity along the Gulf Coast.

We expect the U.S. economy to continue its moderate expansion in 2006, fueled in part by a rebound in corporate capital spending and exports. The labor market likely will remain relatively strong while inflation should stay low, supporting consumers' real incomes. Risks in the new year include the possible end of the boom in the housing market, where we believe prices are more likely to stall than plunge.

As always, we encourage you to speak with your financial consultant about how these and other market forces may affect your investments. Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 17, 2006



DISCUSSION OF PERFORMANCE

Franklin Portfolio Associates Smallcap Team, Portfolio Managers

How did Dreyfus Investment Portfolios, Emerging Leaders Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2005, the portfolio produced total returns of 5.07% for its Initial shares and 4.75% for its Service shares.[1] In comparison, the Russell 2000 Index (the "Index"), the portfolio's benchmark, produced a total return of 4.55% for the same period.[2]

We attribute the market's rise to sustained U.S. economic growth. Although rising interest rates held back the stock market over the first half of 2005, positive corporate financial results enabled the market to post significant gains during the second half. Energy stocks led the market's rise, buoyed by higher oil and gas prices. In addition, investors tended to reward companies that met or exceeded earnings and revenue expectations, while punishing those reporting disappointing financial results. The portfolio delivered slightly higher returns than its benchmark on the strength of its holdings in the producer durables, health care and energy sectors during the first half of the year, and good individual stock selections in energy and other sectors during the second half of the year.

What is the portfolio's investment approach?

With the appointment of the current management team on June 30, 2005, the portfolio employed an investment process based on a "bottom-up" approach that seeks to identify undervalued securities using a quantitative screening process. This process is driven by a proprietary quantitative model which uses over 40 factors to identify and rank stocks based on:

- *fundamental momentum,* meaning measures that reflect the changes in short-term earnings outlook through factors such as revised earnings estimates and earnings surprises;
- *relative value,* such as current and forecasted price-to-earnings ratios, price-to-book ratios, yields and other price-sensitive data for a stock compared to its past, its peers and the models' overall stock universe;
- *future value,* such as discounted present value measures;

- *long-term growth,* based on measures that reflect the changes in estimated long-term earnings growth over multiple horizons; and
- *additional factors,* such as technical factors, trading by company insiders or share issuance/buy-back data.

Next, through a "bottom-up" approach, the portfolio managers focus on stock selection as opposed to making proactive decisions about industry or sector exposure. Over time, the portfolio managers attempt to construct a portfolio that has exposure to industries and market capitalizations that is generally similar to the portfolio's benchmark. Finally, within each sector, the portfolio managers seek to overweight the most attractive stocks and underweight or not hold the stocks that have been ranked least attractive.

What other factors influenced the portfolio's performance?

During the first six months of 2005, the portfolio achieved relatively strong returns in the producer durables sector, primarily due to investments in aerospace contractors, such as United Defense Industries. Investments in health care services providers, such as Genesis HealthCare, Apria Healthcare Group and LifePoint Hospitals, which were later sold, also boosted returns as labor markets strengthened and benefit-plan enrollments increased. Overweighted exposure to energy stocks and good individual energy stock selections within the sector — such as Cabot Oil & Gas, which was sold during the reporting period, and TODCO — enhanced the portfolio's performance relative to the benchmark. On the other hand, disappointing stock selections in the technology area offset a portion of these gains.

During the second half of the reporting period, the investment approach of the new portfolio managers caused the impact of sector and industry weightings to diminish. Instead, to a larger extent, returns relative to the benchmark were determined by the performance of individual stocks identified using value and earnings/momentum computer models. During these months, the portfolio's earnings/momentum-based models proved more effective than its value-based metrics in identifying strong performing stocks. Consequently, relatively strong gains in several of the portfolio's holdings were offset by disappointing results from others. Many of the portfolio's better performers included energy companies, including Veritas DGC, Comstock Resources and

Unit Corp. Other strong contributors to the portfolio's relative performance included Hologic, a provider of imaging systems focused on women's health care, aerospace contractor AAR and consumer goods manufacturer Playtex Products. Notably weak performers included Petco Animal Supplies, generic drug maker Andrx, radio broadcaster Spanish Broadcasting System, and semiconductor maker SigmaTel.

What is the portfolio's current strategy?

We remain committed to adding value through our quantitative, "bottom-up" investment approach. As of the end of the reporting period, the portfolio's exposures to various sectors and industries fell within 2% of the Index's weightings. Holdings within each sector have been diversified across stocks that exhibit the value, growth and other characteristics favored by our disciplined process. Currently, various value-based metrics account for roughly a 45% weighting in our process, earnings/momentum-based metrics account for approximately 45%, and additional factors account for about 10%. Together, these factors comprise a stock selection process that provides investors with diversified exposure to the small-cap equities market.

January 17, 2006

The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Emerging Leaders Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Index is an unmanaged index of small-cap stock performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization. Franklin Portfolio Associates is an independently managed, wholly owned subsidiary of Mellon Financial Corporation. Franklin Portfolio Associates has no affiliation to the Franklin Templeton Group of Funds or Franklin Resources, Inc. The portfolio managers are dual employees of Franklin Portfolio Associates and Dreyfus.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Investment Portfolios, Emerging Leaders Portfolio Initial shares and Service shares and the Russell 2000 Index

Average Annual Total Returns *as of 12/31/05*

	Inception Date	1 Year	5 Years	From Inception
Initial shares	**12/15/99**	**5.07%**	**9.11%**	**13.86%**
Service shares	**12/15/99**	**4.75%**	**8.86%**	**13.64%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. A significant portion of the portfolio's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the portfolio's performance. Currently, the portfolio is relatively small in asset size. IPOs tend to have a reduced effect on performance as a portfolio's asset base grows.

The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Investment Portfolios, Emerging Leaders Portfolio on 12/15/99 (inception date of Initial shares) to a $10,000 investment made in the Russell 2000 Index (the "Index") on that date. For comparative purposes, the value of the Index on 11/30/99 is used as the beginning value on 12/15/99.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2005 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is an unmanaged index of small-cap stock market performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Investment Portfolios, Emerging Leaders Portfolio from July 1, 2005 to December 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 5.37	$ 6.67
Ending value (after expenses)	$1,068.00	$1,065.90

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 5.24	$ 6.51
Ending value (after expenses)	$1,020.01	$1,018.75

† *Expenses are equal to the portfolio's annualized expense ratio of 1.03% for Initial shares and 1.28% for Service shares, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

December 31, 2005

Common Stocks−99.6%	Shares	Value ($)
Advertising−.7%		
Arbitron	6,400	**243,072**
Aerospace & Defense−3.5%		
AAR	23,900 [a]	572,405
Armor Holdings	9,000 [a]	383,850
DRS Technologies	6,100	313,662
		1,269,917
Air Freight−.1%		
ABX Air	4,000 [a]	**31,320**
Apparel−4.2%		
Aeropostale	20,000 [a]	526,000
Pacific Sunwear of California	22,500 [a]	560,700
Quiksilver	17,700 [a]	244,968
Talbots	6,200	172,484
		1,504,152
Automotive−.3%		
Barnes Group	2,800	**92,400**
Basic Industries−1.1%		
Reliance Steel & Aluminum	6,800	**415,616**
Biotechnology−2.2%		
Geron	28,400 [a]	244,524
Introgen Therapeutics	28,600 [a,b]	150,722
Lifecell	14,800 [a]	282,236
Orchid Cellmark	16,400 [a]	124,640
		802,122
Broadcasting−.9%		
Sinclair Broadcast Group, Cl. A	10,200	93,840
Spanish Broadcasting System, Cl. A	48,200 [a]	246,302
		340,142
Casinos & Gaming−.5%		
Shuffle Master	7,100 [a]	**178,494**
Chemicals/Fibers & Diversified−.5%		
Pioneer Cos.	6,100 [a]	**182,817**
Commercial & Professional Services−.0%		
Geo Group	700 [a]	**16,051**

Common Stocks (continued)	Shares	Value ($)
Computers—3.0%		
Digi International	5,200 a	54,548
Komag	12,900 a	447,114
Netgear	30,800 a	592,900
		1,094,562
Consumer Cyclical—.5%		
CKE Restaurants	13,500	**182,385**
Consumer Services—1.5%		
Charles & Colvard	3,800 b	76,760
Fossil	17,100 a	367,821
Sotheby's Holdings, Cl. A	5,400 a	99,144
		543,725
Electronics—1.1%		
American Superconductor	6,500 a	51,155
ATMI	9,900 a	276,903
Conn's	2,000 a	73,740
		401,798
Engineering & Construction—.7%		
Washington Group International	4,600 a	**243,662**
Environmental Services—.1%		
American Ecology	2,200	**31,746**
Financial Services—17.2%		
Accredited Home Lenders Holding	9,500 a	471,010
Columbia Banking System	7,500	214,125
Corus Bankshares	6,400	360,128
First Busey	3,800	79,382
FirstFed Financial	2,800 a	152,656
GATX	13,000	469,040
Independent Bank/MI	6,825	185,845
MAF Bancorp	10,000	413,800
MainSource Financial Group	5,100	91,035
Mercantile Bank	4,115	158,428
National Financial Partners	8,900	467,695
Nelnet, Cl. A	9,700 a	394,596
Partners Trust Financial Group	44,030	530,561
Portfolio Recovery Associates	9,600 a	445,824

Common Stocks (continued)	Shares	Value ($)
Financial Services (continued)		
Prosperity Bancshares	12,800	367,872
Provident New York Bancorp	41,000	451,410
R-G Financial, Cl. B	23,100	304,920
Renasant	2,800	88,564
Rent-Way	20,400 [a]	130,356
Texas Regional Bancshares, Cl. A	16,000	452,800
		6,230,047
Foods−1.5%		
Ralcorp Holdings	13,500 [a]	**538,785**
Forest & Paper Products−.2%		
Greif, Cl. A	1,200	**79,536**
Health Care−7.2%		
Albany Molecular Research	22,100 [a]	268,515
Aspect Medical Systems	3,300 [a]	113,355
Chemed	6,700	332,856
Computer Programs and Systems	1,100	45,573
Hologic	8,800 [a]	333,696
Meridian Bioscience	3,150	63,441
Nektar Therapeutics	6,300 [a]	103,698
Neurometrix	11,100 [a]	302,808
OraSure Technologies	33,900 [a]	298,998
Per-Se Technologies	4,700 [a]	109,792
Rotech Healthcare	13,600 [a]	227,936
Trizetto Group	24,000 [a]	407,760
		2,608,428
Homebuilding−1.5%		
Brookfield Homes	2,196	109,207
WCI Communities	11,500 [a]	308,775
William Lyon Homes	1,100 [a]	110,990
		528,972
Hotels, Resorts & Cruise Lines−1.4%		
Intrawest	9,900	286,605
La Quinta	19,800 [a]	220,572
		507,177

Common Stocks (continued)	Shares	Value ($)
Household & Personal Products–1.0%		
Playtex Products	27,600 [a]	**377,292**
Industrial–3.2%		
Bucyrus International, Cl. A	7,000	368,900
EnPro Industries	2,300 [a]	61,985
HB Fuller	9,700	311,079
Headwaters	11,600 [a]	411,104
		1,153,068
Information Technology–8.0%		
Anteon International	9,400 [a]	510,890
Intergraph	8,300 [a]	413,423
Mantech International, Cl. A	9,200 [a]	256,312
Mapinfo	40,000 [a]	504,400
Perot Systems, Cl. A	21,300 [a]	301,182
SYKES Enterprises	25,000 [a]	334,250
Wind River Systems	37,500 [a]	553,875
		2,874,332
Insurance/Multiline–.8%		
Max Re Capital	11,600	**301,252**
Internet Software–1.4%		
InfoSpace	15,100 [a]	389,882
Internet Capital Group	13,000 [a]	106,860
		496,742
Machinery/Agricultural/Trucks–4.1%		
AGCO	26,900 [a]	445,733
Gardner Denver	3,900 [a]	192,270
Manitowoc	6,300	316,386
Wabtec	19,800	532,620
		1,487,009
Metals–2.2%		
Agnico-Eagle Mines	24,100	476,216
Minefinders	30,000 [a]	154,200
NS Group	1,400 [a]	58,534
Steel Technologies	4,400	123,156
		812,106
Oil & Gas–7.2%		
Comstock Resources	14,300	436,293

Common Stocks (continued)	Shares	Value ($)
Oil & Gas (continued)		
Remington Oil & Gas	17,500 a	638,750
Todco, Cl. A	14,100	536,646
Unit	6,900 a	379,707
Veritas DGC	16,800 a	596,232
		2,587,628
Personnel Services−.9%		
Gentiva Health Services	3,600 a	53,064
Hudson Highland Group	5,000 a	86,800
Kforce	3,700 a	41,292
Spherion	13,800 a	138,138
		319,294
Pharmaceutical−4.3%		
Andrx	25,000 a	411,750
First Horizon Pharmaceutical	25,900 a	446,775
United Therapeutics	10,200 a	705,024
		1,563,549
Publishing/Newspapers−.2%		
Journal Register	4,700	**70,265**
Real Estate−4.7%		
Arbor Realty Trust	9,400	243,648
Boykin Lodging	13,400 a	163,748
Equity Inns	19,800	268,290
FelCor Lodging Trust	17,900	308,059
Getty Realty	3,900	102,531
Gramercy Capital/New York	4,100	93,398
HomeBanc/Atlanta, GA	21,200	158,576
LTC Properties	7,900	166,137
National Health Investors	5,500	142,780
Universal Health Realty Income Trust	1,100	34,474
		1,681,641
Recreational Products/Toys−.9%		
Jakks Pacific	7,000 a	146,580
WMS Industries	7,800 a	195,702
		342,282
Retail−2.6%		
Asbury Automotive Group	2,800 a	46,088

Common Stocks (continued)	Shares	Value ($)
Retail (continued)		
Hibbett Sporting Goods	4,050 [a]	115,344
Petco Animal Supplies	17,000 [a]	373,150
Sonic Automotive	17,800	396,584
		931,166
Semiconductors–1.7%		
Power Integrations	19,000 [a]	452,390
Sigmatel	11,000 [a]	144,100
		596,490
Telecommunications–4.7%		
Alaska Communications Systems Group	6,600	67,056
Atheros Communications	42,500 [a]	552,500
CommScope	12,400 [a]	249,612
Comtech Telecommunications	11,700 [a]	357,318
EndWave	12,000 [a]	141,360
Spectralink	13,700	162,619
Symmetricom	19,500 [a]	165,165
		1,695,630
Utilities–1.0%		
Avista	3,900	69,069
El Paso Electric	13,500 [a]	284,040
		353,109
Wholesale–.8%		
Hughes Supply	8,500	**304,725**
Total Common Stocks		
(cost $32,401,607)		**36,014,506**

Other Investment−.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $189,000)	189,000 c	**189,000**
Investment of Cash Collateral for Securities Loaned−.5%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $170,208)	170,208 c	**170,208**
Total Investments (cost $32,760,815)	**100.6%**	**36,373,714**
Liabilities, Less Cash and Receivables	**(.6%)**	**(210,658)**
Net Assets	**100.0%**	**36,163,056**

a   Non-income producing.
*b   All or a portion of these securities are on loan. At December 31, 2005, the total market value of the portfolio's
    securities on loan is $149,549 and the total market value of the collateral held by the portfolio is $170,208.*
c   Investment in affiliated money market mutual fund.

Portfolio Summary†

	Value (%)		Value (%)
Financial Services	17.2	Pharmaceutical	4.3
Information Technology	8.0	Apparel	4.2
Oil & Gas	7.2	Machinery/Agricultural/Trucks	4.1
Health Care	7.2	Other	39.0
Telecommunications	4.7		
Real Estate	4.7		**100.6**

†   Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $149,549)–Note 1(b):		
Unaffiliated issuers	32,401,607	36,014,506
Affiliated issuers	359,208	359,208
Cash		2,588
Dividends and interest receivable		35,577
Receivable for shares of Beneficial Interest subscribed		6,669
Prepaid expenses		610
		36,419,158
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		35,556
Liability for securities on loan–Note 1(b)		170,208
Payable for shares of Beneficial Interest redeemed		12,936
Accrued expenses		37,402
		256,102
Net Assets ($)		**36,163,056**
Composition of Net Assets ($):		
Paid-in capital		27,388,794
Accumulated undistributed investment income–net		5,312
Accumulated net realized gain (loss) on investments		5,156,051
Accumulated net unrealized appreciation (depreciation) on investments		3,612,899
Net Assets ($)		**36,163,056**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	20,677,224	15,485,832
Shares Outstanding	901,423	683,661
Net Asset Value Per Share ($)	**22.94**	**22.65**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2005

Investment Income ($):	
Income:	
Cash dividends (net of $1,213 foreign taxes withheld at source):	
Unaffiliated issuers	316,701
Affiliated issuers	21,375
Income from securities lending	50,092
Total Income	**388,168**
Expenses:	
Investment advisory fee—Note 3(a)	329,259
Distribution fees—Note 3(b)	39,175
Auditing fees	26,699
Custodian fees—Note 3(b)	6,369
Trustees' fees and expenses—Note 3(c)	4,134
Prospectus and shareholders' reports	2,473
Shareholder servicing costs—Note 3(b)	1,488
Legal fees	901
Interest expense—Note 2	237
Miscellaneous	5,560
Total Expenses	**416,295**
Investment (Loss)—Net	**(28,127)**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	5,238,844
Net unrealized appreciation (depreciation) on investments	(3,586,099)
Net Realized and Unrealized Gain (Loss) on Investments	**1,652,745**
Net Increase in Net Assets Resulting from Operations	**1,624,618**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2005	2004
Operations ($):		
Investment (loss)–net	(28,127)	(164,684)
Net realized gain (loss) on investments	5,238,844	6,072,733
Net unrealized appreciation (depreciation) on investments	(3,586,099)	(1,211,407)
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,624,618**	**4,696,642**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Initial shares	(1,097,280)	(1,740,420)
Service shares	(882,945)	(1,373,278)
Total Dividends	**(1,980,225)**	**(3,113,698)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	4,091,471	3,844,429
Service shares	1,040,178	1,766,673
Dividends reinvested:		
Initial shares	1,097,280	1,740,420
Service shares	882,945	1,373,278
Cost of shares redeemed:		
Initial shares	(6,009,294)	(3,985,659)
Service shares	(3,050,618)	(3,354,594)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(1,948,038)**	**1,384,547**
Total Increase (Decrease) in Net Assets	**(2,303,645)**	**2,967,491**
Net Assets ($):		
Beginning of Period	38,466,701	35,499,210
End of Period	**36,163,056**	**38,466,701**
Undistributed (distributions in excess of) investment income–net	5,312	(17,894)
Capital Share Transactions (Shares):		
Initial Shares		
Shares sold	185,857	167,440
Shares issued for dividends reinvested	50,871	75,375
Shares redeemed	(271,360)	(178,179)
Net Increase (Decrease) in Shares Outstanding	**(34,632)**	**64,636**
Service Shares		
Shares sold	47,206	77,490
Shares issued for dividends reinvested	41,356	60,047
Shares redeemed	(143,572)	(151,655)
Net Increase (Decrease) in Shares Outstanding	**(55,010)**	**(14,118)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

			Year Ended December 31,		
Initial Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	23.06	21.92	14.85	18.53	17.05
Investment Operations:					
Investment income (loss)−net[a]	.01	(.08)	(.12)	(.09)	(.08)
Net realized and unrealized gain (loss) on investments	1.08	3.24	7.19	(3.59)	1.57
Total from Investment Operations	1.09	3.16	7.07	(3.68)	1.49
Distributions:					
Dividends from net realized gain on investments	(1.21)	(2.02)	–	–	(.01)
Net asset value, end of period	22.94	23.06	21.92	14.85	18.53
Total Return (%)	5.07	14.42	47.61	(19.86)	8.74
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.03	1.13	1.15	1.17	1.62
Ratio of net expenses to average net assets	1.03	1.09	1.15	1.17	1.46
Ratio of net investment income (loss) to average net assets	.03	(.35)	(.67)	(.51)	(.44)
Portfolio Turnover Rate	68.78	88.95	111.28	127.24	175.21
Net Assets, end of period ($ x 1,000)	20,677	21,590	19,102	11,777	13,308

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

Service Shares	Year Ended December 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	22.85	21.78	14.79	18.51	17.05
Investment Operations:					
Investment (loss)–net [a]	(.05)	(.13)	(.16)	(.13)	(.08)
Net realized and unrealized gain (loss) on investments	1.06	3.22	7.15	(3.59)	1.55
Total from Investment Operations	1.01	3.09	6.99	(3.72)	1.47
Distributions:					
Dividends from net realized gain on investments	(1.21)	(2.02)	–	–	(.01)
Net asset value, end of period	22.65	22.85	21.78	14.79	18.51
Total Return (%)	4.75	14.19	47.16	(20.04)	8.62
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.28	1.38	1.41	1.43	1.80
Ratio of net expenses to average net assets	1.28	1.32	1.41	1.43	1.50
Ratio of net investment (loss) to average net assets	(.22)	(.59)	(.92)	(.79)	(.49)
Portfolio Turnover Rate	68.78	88.95	111.28	127.24	175.21
Net Assets, end of period ($ x 1,000)	15,486	16,877	16,397	9,631	4,730

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company operating as a series company currently offering nine series, including the Emerging Leaders Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange on which such securities are primarily traded. Securities listed on the National Market System, for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Investments in registered investment companies are valued at their net asset value. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income–net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $810,610, undistributed capital gains $4,357,516 and unrealized appreciation $3,606,136.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2005 and December 31, 2004, were as follows: ordinary income $601,753 and $0 and long-term capital gains $1,378,472 and $3,113,698, respectively.

During the period ended December 31, 2005, as a result of permanent book to tax differences primarily due to the tax treatment for net operating losses and real estate investment trusts, the portfolio increased accumulated undistributed investment income-net by $51,333 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the line of credit during the period ended December 31, 2005, was $4,900, with a related weighted average annualized interest rate of 4.81%.

NOTE 3—Investment Advisory Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .90% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2005 to December 31, 2006, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1.50% of the value of the average daily net assets of their class. During the period ended December 31, 2005, there were no fees waived pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2005, Service shares were charged $39,175 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2005, the portfolio was charged $145 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2005, the portfolio was charged $6,369 pursuant to the custody agreement.

During the period ended December 31, 2005, the portfolio was charged $3,762 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $28,532, Rule 12b-1 distribution plan fees $3,337, custodian fees $1,800, chief compliance officer fees $1,858 and transfer agency per account fees $29.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2005, amounted to $24,750,226 and $27,637,781, respectively.

At December 31, 2005, the cost of investments for federal income tax purposes was $32,767,578; accordingly, accumulated net unrealized appreciation on investments was $3,606,136, consisting of $5,714,751 gross unrealized appreciation and $2,108,615 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Investment Portfolios, Emerging Leaders Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Investment Portfolios, Emerging Leaders Portfolio (one of the funds comprising Dreyfus Investment Portfolios) as of December 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of December 31, 2005 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Investment Portfolios, Emerging Leaders Portfolio at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 6, 2006

IMPORTANT TAX INFORMATION _(Unaudited)

For federal tax purposes, the portfolio hereby designates $.8430 per share as a long-term capital gain distribution of the $1.2110 per share paid on March 31, 2005 and also the portfolio hereby designates 33.72% of the ordinary dividends paid during the fiscal year ended December 31, 2005 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2006 of the percentage applicable to the preparation of their 2005 income tax returns.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE PORTFOLIO'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At separate meetings of the Board of Trustees of Dreyfus Investment Portfolios (the "Company") held on July 12-13, 2005, the Board considered the re-approval of the portfolio's Investment Advisory Agreement for another one year term, pursuant to which the Manager provides the portfolio with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Company, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent and Quality of Services Provided to the Portfolio.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio pursuant to the portfolio's Investment Advisory Agreement. The Manager's representatives reviewed the portfolio's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board members noted that the portfolio's shares are offered only to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the portfolio. The Board also reviewed the number of shareholder accounts in the portfolio, as well as the portfolio's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day portfolio operations, including portfolio accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Portfolio's Performance and Investment Advisory Fee and Expense Ratio.</u> The Board members reviewed the portfolio's performance, advisory fee and expense ratio and placed significant emphasis on comparisons to two groups of comparable funds and to Lipper averages (with respect to performance only). The Manager's representatives advised the Board members that the first comparison group of funds includes funds in the applicable Lipper category that are not subject to a Rule 12b-1 plan (collectively, "Comparison Group I") and that the second comparison group of funds includes funds in the applicable Lipper category that are subject to a Rule 12b-1 plan (collectively, "Comparison Group II"). Each group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the portfolio. The Board members did not rely on comparisons to Lipper averages with respect to the portfolio's expense ratio because the average expense ratio of the applicable Lipper category for variable insurance products reflects not only expenses of mutual funds offered to fund variable annuity contracts and variable life insurance policies but also expenses of the separate accounts in which this type of mutual fund is offered.

The Board members discussed the results of the comparisons for various periods ended May 31, 2005, and noted that the total return performance of the portfolio's Initial shares (which are not subject to a Rule 12b-1 plan) was below the average of Comparison Group I for the one-year period and was above the averages of Comparison Group I for the three- and five-year periods, and that the total return performance of the portfolio's Service shares (which are subject to a Rule 12b-1 plan) was below the average of Comparison Group II for the one-year period and was above the averages of Comparison Group II for the three- and five-year periods. It was noted that the five-year total return performance of the portfolio's Service shares reflects the performance of the portfolio's Initial shares prior to December 31, 2000 (at which time the portfolio began offering Service shares) and reflects the performance of the portfolio's Service shares thereafter.

The Board noted that the total return performance of the portfolio's Initial shares was below the Comparison Group I Lipper category average for the one-year period and was above the Comparison Group I Lipper category averages for the three- and five-year periods, and that the total return performance of the portfolio's Service shares was below the Comparison Group II Lipper category average for the one-year period and was above the Comparison Group II Lipper category averages for the three- and five-year periods. The Board members noted that the comparison groups include funds that held more micro-cap stocks, which had outperformed small-cap stocks during the past year, than did the portfolio.

The Board members also discussed the portfolio's expense ratios, noting that the expense ratio of the portfolio's Initial shares was higher than the average expense ratio of Comparison Group I, and that the expense ratio of the portfolio's Service shares was higher than the average expense ratio of Comparison Group II. The Board reviewed the range of management fees in each comparison group, noting that the portfolio's advisory fee ranked in the bottom half (i.e., higher than a majority of other funds) in each comparison group. The Board members also considered the Manager's contractual undertaking for the portfolio in effect through December 31, 2005.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the portfolio (the "Similar Funds"), and noted that there were no other accounts managed or sub-advised by the Manager or its affiliates with similar investment objectives, policies and strategies as the portfolio. The Similar Funds were mutual funds included in the "small-cap core" and "small-cap core-variable insurance products" funds categories by Lipper. The Board analyzed the differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided; it was noted that the Similar Funds generally had management fees that were the same as or lower than the fee borne by the portfolio, except for one fund that had a higher total management and administration fee than did the portfolio. The Board members considered the relevance of the fee information provided for the Similar Funds managed by the Manager to evaluate the appropriateness and reasonableness of the portfolio's advisory fees. The Board acknowledged that differences paid by the Similar Funds seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the portfolio. The Board members evaluated the analysis in light of the relevant circumstances for the portfolio, and the extent to which economies of scale would be realized as the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser to the portfolio, including soft dollar arrangements with respect to trading the portfolio's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the portfolio as part of their evaluation of whether the fee under the Investment Advisory Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that discussions of economies of scale historically have been predicated on increasing assets and that, if a portfolio's assets had been decreasing, the extent to which the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the portfolio was not unreasonable given the portfolio's overall performance and generally superior service levels provided. The Board also noted the current fee waiver and expense reimbursement arrangement and its effect on the profitability of the Manager.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the portfolio's Investment Advisory Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations with respect to the portfolio.

- The Board concluded that the nature, extent and quality of the services provided by the Manager to the portfolio are adequate and appropriate.
- While the Board noted the portfolio's one-year total return performance, it was satisfied with the portfolio's overall performance.
- The Board concluded that the fee paid to the Manager by the portfolio was reasonable in light of comparative performance and expense and advisory fee information, including the Manager's current undertaking to limit the portfolio's expense ratio, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the portfolio.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the portfolio had been adequately considered by the Manager in connection with the advisory fee rate charged to the portfolio, and that, to the extent in the future it were determined that material economies of scale had not been shared with the portfolio, the Board would seek to have those economies of scale shared with the portfolio.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the portfolio's Investment Advisory Agreement was in the best interests of the portfolio and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1998)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

———————————

Clifford L. Alexander, Jr. (72)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 66

———————————

Lucy Wilson Benson (78)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director Emeritus
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Trustee Emeritus
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 40

David W. Burke (69)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 84

———————————

Whitney I. Gerard (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 38

———————————

Arthur A. Hartman (79)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings–Vostok

Other Board Memberships and Affiliations:
• APCO Associates Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 38

———————————

George L. Perry (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 38

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director-Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager - Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager — Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager - Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Investment Portfolios,
Emerging Leaders Portfolio**

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0192AR1205

Dreyfus
Investment Portfolios,
Founders Discovery
Portfolio

ANNUAL REPORT December 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus.

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Investment Portfolios, Founders Discovery Portfolio, covering the 12-month period from January 1, 2005, through December 31, 2005. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio managers, James Padgett and Brad Orr, of Founders Asset Management LLC, the portfolio's sub-investment adviser.

Stocks generally absorbed both good and bad news in 2005 to post modestly positive total returns. On the plus side, an expanding U.S. economy and low inflation helped support corporate earnings in most industry groups. Negative influences included rising short-term interest rates and escalating energy prices, which many analysts feared might erode corporate profits. In addition, hurricanes Katrina, Rita and Wilma disrupted economic activity along the Gulf Coast.

We expect the U.S. economy to continue its moderate expansion in 2006, fueled in part by a rebound in corporate capital spending and exports. The labor market likely will remain relatively strong while inflation should stay low, supporting consumers' real incomes. Risks in the new year include the possible end of the boom in the housing market, where we believe prices are more likely to stall than plunge.

As always, we encourage you to speak with your financial consultant about how these and other market forces may affect your investments. Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 17, 2006



DISCUSSION OF PERFORMANCE

James Padgett and Brad Orr, Portfolio Managers
Founders Asset Management LLC, Sub-Investment Adviser

How did Dreyfus Investment Portfolios, Founders Discovery Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2005, the portfolio produced total returns of −0.10% for its Initial shares and −0.31% for its Service shares.[1] In comparison, the Russell 2000 Growth Index, the portfolio's benchmark, produced a total return of 4.15% for the reporting period.[2] The portfolio's former benchmark, the Russell 2000 Index, produced a total return of 4.55% for the same period.[3]

Although the U.S. economy expanded at a steady and moderate pace during 2005, investors were concerned for much of the year about the potential impact of rising interest rates and higher energy prices on small companies' earnings. As a result, the market languished for much of the year before rallying modestly in the fourth quarter. Despite improved relative performance during the market rally late in the year, the portfolio's overall performance lagged its benchmark, primarily due to declines experienced by a handful of individual holdings.

On July 13, 2005, the portfolio's benchmark was changed to the Russell 2000 Growth Index from the Russell 2000 Index because the Russell 2000 Growth Index is expected to better reflect the characteristics of the portfolio's securities.

What is the portfolio's investment approach?

The portfolio invests primarily in equity securities of small U.S.-based companies that we believe possess high-growth potential. The portfolio may also invest in larger companies if, in our opinion, they represent better prospects for capital appreciation. Although the portfolio will normally invest in common stocks of U.S.-based companies, it may invest up to 30% of its total assets in foreign securities. The portfolio also may invest in investment-grade debt securities of domestic or foreign issuers that we believe — based on market conditions, the financial condition of the issuer, general economic conditions and other relevant factors — offer opportunities for capital appreciation.

Rather than utilizing a "top–down" approach to stock selection, which relies on forecasting stock market trends, we focus on a "bottom–up" approach in which stocks are chosen according to their own individual merits. Stock selection is made on a company-by–company basis, with particular emphasis on companies that we believe are well-managed and well-positioned within their industries.

What other factors influenced the portfolio's performance?

Stocks were influenced in 2005 by concerns regarding the potential impact of soaring energy prices and rising short-term interest rates on future economic growth. Consequently, investors remained relatively risk averse, generally preferring value-oriented stocks over their growth-oriented counterparts. Investor sentiment began to improve late in the year, however, as oil and gas prices retreated from their previous highs and the Federal Reserve Board signaled that its interest-rate hikes might be coming to an end. Stocks rallied modestly as a result, enabling the portfolio's benchmark to post positive returns for 2005.

Soaring oil and gas prices helped drive energy stocks sharply higher, accounting for a substantial portion of the benchmark's gain. The portfolio participated in the energy sector's advance, benefiting from successful individual stock selections, such as drill pipe supplier Grant Prideco and onshore contract driller Patterson-UTI Energy. Holdings in the industrials group also fared relatively well on the strength of favorable stock selections, including Hughes Supply, a wholesale distributor of industrial and construction materials that was acquired by Home Depot shortly after the reporting period ended. Finally, the portfolio benefited from its relatively light exposure to the lagging health care sector as well as positive contributions from individual health care investments. For example, biotechnology firm Alkermes achieved sales gains for existing products and moved closer to FDA approval for a new treatment for alcohol dependency.

Strength in these areas was offset by weakness among a number of individual holdings, however. Despite an attractive valuation and high levels of revenue growth, mattress manufacturer Tempur-Pedic International reported third-quarter earnings that were slightly below analysts' forecasts, and the company reduced future earnings guidance. Investors reacted negatively to this news, and we sold the portfolio's position in Tempur-Pedic. WMS Gaming, a leading maker of video slot machines, also disappointed when it did not meet analysts' ambitious earnings expectations due to product-specific issues and lackluster conditions in the gaming industry. However, we believe that the company's product problems are resolved and business prospects should improve as new casinos are built in U.S. and overseas markets.

Among consumer discretionary stocks, retailer PETCO Animal Supplies was hurt by merchandising issues, and we sold the stock after a modest rebound. Finally, the financials sector detracted from the

portfolio's performance when institutional education loan provider First Marblehead lost a key customer. However, the company continues to wield competitive advantages in its industry, which we believe position it well for the future.

What is the portfolio's current strategy?

Using our longstanding "bottom-up" investment process, we have continued to find what we believe are attractive opportunities among small companies. In addition, changes in the growth prospects and valuations of individual companies have created some shifts in the portfolio's composition. For instance, after maintaining relatively heavy exposure to consumer discretionary stocks for much of 2005, we recently redeployed some assets to opportunities in other areas, including the health care and technology sectors. Despite a disappointing year in 2005, we believe that our focus on seeking well-managed, well-positioned small-cap companies has the potential to help the portfolio achieve better results over the longer term.

January 17, 2006

The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Founders Discovery Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through July 31, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*
Part of the portfolio's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the portfolio's performance. Currently, the portfolio is relatively small in asset size. IPOs tend to have a reduced effect on performance as a portfolio's asset base grows.

2 *SOURCE: LIPPER INC. – Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Growth Index is an unmanaged index, which measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values.*

3 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Index is an unmanaged index of small-cap stock market performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Investment Portfolios, Founders Discovery Portfolio Initial shares and Service shares with the Russell 2000 Index and the Russell 2000 Growth Index

Average Annual Total Returns *as of 12/31/05*

	Inception Date	1 Year	5 Years	From Inception
Initial shares	**12/15/99**	**(0.10)%**	**(4.05)%**	**(3.91)%**
Service shares	**12/15/99**	**(0.31)%**	**(4.21)%**	**(4.04)%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. Part of the portfolio's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the portfolio's performance. Currently, the portfolio is relatively small in asset size. IPOs tend to have a reduced effect on performance as a portfolio's asset base grows.

The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Investment Portfolios, Founders Discovery Portfolio on 12/15/99 (inception date of Initial shares) to a $10,000 investment made in each of the Russell 2000 Growth Index and the Russell 2000 Index on that date. For comparative purposes, the value of the Russell 2000 Growth Index and the Russell 2000 Index on 11/30/99 is used as the beginning value on 12/15/99. On July 13, 2005, the portfolio's benchmark changed to the Russell 2000 Growth Index from the Russell 2000 Index because the Russell 2000 Growth Index is expected to better reflect the characteristics of the portfolio's securities.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2005 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Russell 2000 Growth Index is an unmanaged index which measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000 Index is an unmanaged index of small-cap stock market performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization. The indices do not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Investment Portfolios, Founders Discovery Portfolio from July 1, 2005 to December 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 5.61	$ 6.59
Ending value (after expenses)	$1,025.10	$1,025.40

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 5.60	$ 6.56
Ending value (after expenses)	$1,019.66	$1,018.70

† *Expenses are equal to the portfolio's annualized expense ratio of 1.10% for Initial shares and 1.29% for Service shares, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2005

Common Stocks−94.9%	Shares	Value ($)
Airlines−.7%		
JetBlue Airways	12,785 [a,b]	**196,633**
Application Software−5.8%		
Epicor Software	45,212 [a]	638,845
Kronos/MA	13,421 [a]	561,803
Witness Systems	17,499 [a]	344,205
		1,544,853
Banking & Finance−4.4%		
Affiliated Managers Group	8,994 [a]	721,769
NewAlliance Bancshares	31,644	460,104
		1,181,873
Building Products−1.9%		
NCI Building Systems	11,659 [a]	**495,274**
Casinos & Gaming−3.2%		
WMS Industries	34,220 [a]	**858,580**
Construction & Engineering−3.6%		
Foster Wheeler	14,555 [a]	535,333
Perini	17,187 [a]	415,066
		950,399
Distribution−1.7%		
Central European Distribution	11,265 [a]	**452,177**
Diversified Metals & Mining−1.4%		
Alpha Natural Resources	7,003 [a]	134,528
Glamis Gold	8,668 [a]	238,197
		372,725
Electronic Equipment Manufacturers−3.3%		
Aeroflex	57,635 [a]	619,576
Plexus	10,752 [a]	244,500
		864,076
Health Care−15.0%		
Arthrocare	12,263 [a]	516,763
Centene	16,245 [a]	427,081
ev3	33,110 [a]	488,041
Gen-Probe	10,110 [a]	493,267
I-Flow	37,884 [a]	553,864
Integra LifeSciences Holdings	11,935 [a]	423,215
Kyphon	8,607 [a]	351,424

Common Stocks (continued)	Shares		Value ($)
Health Care (continued)			
LCA-Vision	6,588		312,996
PSS World Medical	2,557	a	37,946
United Surgical Partners International	12,091	a	388,726
			3,993,323
Homebuilding−.8%			
Levitt, Cl. A	9,227		**209,822**
Hotels, Resorts & Cruise Lines−3.4%			
Gaylord Entertainment	11,947	a	520,770
Kerzner International	5,700	a	391,875
			912,645
Human Resources−1.4%			
Resources Connection	13,809	a	**359,863**
Insurance−2.8%			
American Equity Investment Life Holding	29,155		380,473
HCC Insurance Holdings	12,393		367,824
			748,297
Internet Software−8.1%			
Digital River	18,816	a,b	559,588
Digitas	49,549	a	620,353
Earthlink	23,882	a	265,329
Openwave Systems	20,347	a	355,462
Redback Networks	25,727	a	361,722
			2,162,454
Leisure Facilities−1.4%			
Life Time Fitness	9,545	a	**363,569**
Machinery/Construction & Mining−.7%			
Bucyrus International, Cl. A	3,413		**179,865**
Medical Services−2.3%			
Aveta	28,795	a,c	388,733
Option Care	16,725		223,446
			612,179
Oil & Gas−7.7%			
Grant Prideco	12,062	a	532,175
KFX	30,485	a,b	521,598

Common Stocks (continued)	Shares	Value ($)
Oil & Gas (continued)		
Quicksilver Resources	15,296 [a]	642,585
Superior Energy Services	17,108 [a]	360,123
		2,056,481
Pharmaceuticals–4.2%		
Alkermes	14,598 [a]	279,114
MGI Pharma	32,343 [a]	555,006
Salix Pharmaceuticals	16,290 [a]	286,378
		1,120,498
Retail–3.5%		
Pacific Sunwear of California	17,793 [a]	443,402
Red Robin Gourmet Burgers	9,763 [a]	497,522
		940,924
Semiconductors–5.8%		
Entegris	49,583 [a]	467,072
Microsemi	11,304 [a]	312,669
RF Micro Devices	59,037 [a]	319,390
Trident Microsystems	25,266 [a]	454,788
		1,553,919
Specialty Retail/Stores–4.1%		
Aaron Rents	21,925	462,179
Guitar Center	12,450 [a]	622,625
		1,084,804
Trading Companies & Distributors–2.1%		
Hughes Supply	15,797	**566,322**
Transportation–4.5%		
Diana Shipping	19,500 [b]	250,770
Dryships	20,041 [b]	244,899
HUB Group, Cl. A	9,619 [a]	340,032
Old Dominion Freight Line	13,161 [a]	355,084
		1,190,785
Wireless Telecommunications–1.1%		
InPhonic	32,692 [a,b]	**284,093**
Total Common Stocks		
(cost $23,575,326)		**25,256,433**

Short-Term Investments–7.5%	Principal Amount ($)	Value ($)
Commercial Paper;		
CAFCO LLC, 4.12%, 1/3/2006 (cost $1,989,545)	1,990,000 c	**1,989,545**

Investment of Cash Collateral for Securities Loaned–6.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $1,789,279)	1,789,279 d	**1,789,279**
Total Investments (cost $27,354,150)	**109.1%**	**29,035,257**
Liabilities, Less Cash and Receivables	**(9.1%)**	**(2,430,752)**
Net Assets	**100.0%**	**26,604,505**

a Non-income producing.

b All or a portion of these securities are on loan. At December 31, 2005, the total market value of the portfolio's securities on loan is $1,747,070 and the total market value of the collateral held by the portfolio is $1,789,279.

c Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2005, these securities amounted to $2,378,278 or 8.9% of net assets.

d Investment in affiliated money market mutual fund.

Portfolio Summary †

	Value (%)		Value (%)
Health Care	15.0	Application Software	5.8
Short-Term/ Money Market Investments	14.2	Transportation	4.5
		Banking & Finance	4.4
Internet Software	8.1	Pharmaceuticals	4.2
Oil & Gas	7.7	Other	39.4
Semiconductors	5.8		**109.1**

† Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2005

	Cost	Value
Assets ($):		
Investments in securities—		
See Statement of Investments (including securities		
on loan, valued at $1,747,070)—Note 1(b):		
Unaffiliated issuers	25,564,871	27,245,978
Affiliated issuers	1,789,279	1,789,279
Cash		42,196
Receivable for investment securities sold		857,009
Receivable for shares of Beneficial Interest subscribed		5,809
Dividends receivable		4,476
Prepaid expenses		684
		29,945,431
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		30,330
Liability for securities on loan—Note 1(b)		1,789,279
Payable for investment securities purchased		1,481,035
Payable for shares of Beneficial Interest redeemed		3,266
Accrued expenses		37,016
		3,340,926
Net Assets ($)		**26,604,505**
Composition of Net Assets ($):		
Paid-in capital		30,744,127
Accumulated net realized gain (loss) on investments		(5,820,729)
Accumulated net unrealized appreciation		
(depreciation) on investments		1,681,107
Net Assets ($)		**26,604,505**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	23,891,064	2,713,441
Shares Outstanding	2,439,962	279,601
Net Asset Value Per Share ($)	**9.79**	**9.70**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2005

Investment Income ($):

Income:

Cash dividends	74,200
Interest	40,707
Income on securities lending	17,020
Total Income	**131,927**
Expenses:	
Investment advisory fee–Note 3(a)	228,424
Auditing fees	33,237
Custodian fees–Note 3(b)	19,376
Prospectus and shareholders' reports	17,134
Distribution fees–Note 3(b)	6,908
Legal fees	1,270
Trustees' fees and expenses–Note 3(c)	1,019
Shareholder servicing costs–Note 3(b)	825
Loan commitment fees–Note 2	110
Miscellaneous	4,697
Total Expenses	**313,000**
Less–waiver of fees due to undertaking–Note 3(a)	(11,603)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(1,184)
Net Expenses	**300,213**
Investment (Loss)–Net	**(168,286)**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments	3,515,976
Net unrealized appreciation (depreciation) on investments	(3,350,978)
Net Realized and Unrealized Gain (Loss) on Investments	**164,998**
Net (Decrease) in Net Assets Resulting from Operations	**(3,288)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2005	2004
Operations ($):		
Investment (loss)–net	(168,286)	(212,233)
Net realized gain (loss) on investments	3,515,976	949,027
Net unrealized appreciation (depreciation) on investments	(3,350,978)	1,528,166
Net Increase (Decrease) in Net Assets Resulting from Operations	**(3,288)**	**2,264,960**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	3,683,886	6,618,699
Service shares	145,106	153,634
Cost of shares redeemed:		
Initial shares	(2,839,882)	(1,506,121)
Service shares	(455,122)	(492,068)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**533,988**	**4,774,144**
Total Increase (Decrease) in Net Assets	**530,700**	**7,039,104**
Net Assets ($):		
Beginning of Period	26,073,805	19,034,701
End of Period	**26,604,505**	**26,073,805**
Capital Share Transactions (Shares):		
Initial Shares		
Shares sold	391,230	730,566
Shares redeemed	(300,019)	(166,869)
Net Increase (Decrease) in Shares Outstanding	**91,211**	**563,697**
Service Shares		
Shares sold	15,646	16,942
Shares redeemed	(48,933)	(54,949)
Net Increase (Decrease) in Shares Outstanding	**(33,287)**	**(38,007)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	9.80	8.92	6.55	9.81	12.04
Investment Operations:					
Investment (loss)−net[a]	(.06)	(.08)	(.09)	(.08)	(.08)
Net realized and unrealized gain (loss) on investments	.05	.96	2.46	(3.18)	(2.15)
Total from Investment Operations	(.01)	.88	2.37	(3.26)	(2.23)
Net asset value, end of period	9.79	9.80	8.92	6.55	9.81
Total Return (%)	(.10)	9.87	36.18	(33.23)	(18.52)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.21	1.26	1.41	1.39	1.50
Ratio of net expenses to average net assets	1.16	1.26	1.41	1.34	1.39
Ratio of net investment (loss) to average net assets	(.64)	(.94)	(1.15)	(1.06)	(.77)
Portfolio Turnover Rate	199.86	113.02	120.85	132.08	106.00
Net Assets, end of period ($ x 1,000)	23,891	23,027	15,918	8,881	14,755

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

	Year Ended December 31,				
Service Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	9.74	8.88	6.53	9.78	12.04
Investment Operations:					
Investment (loss)–net [a]	(.08)	(.11)	(.09)	(.09)	(.09)
Net realized and unrealized gain (loss) on investments	.04	.97	2.44	(3.16)	(2.17)
Total from Investment Operations	(.04)	.86	2.35	(3.25)	(2.26)
Net asset value, end of period	9.70	9.74	8.88	6.53	9.78
Total Return (%)	(.31)	9.68	35.99	(33.23)	(18.77)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.46	1.50	1.69	1.64	1.77
Ratio of net expenses to average net assets	1.39	1.50	1.50	1.46	1.49
Ratio of net investment (loss) to average net assets	(.87)	(1.19)	(1.23)	(1.17)	(1.02)
Portfolio Turnover Rate	199.86	113.02	120.85	132.08	106.00
Net Assets, end of period ($ x 1,000)	2,713	3,047	3,117	2,369	2,599

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the Founders Discovery Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Founders Asset Management LLC ("Founders") serves as the portfolio's sub-investment adviser. Founders is a wholly-owned subsidiary of Dreyfus Service Corporation which is a wholly-owned subsidiary of Dreyfus.

Dreyfus Service Corporation (the "Distributor") is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations, expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2005, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $5,573,497 and unrealized appreciation $1,433,875.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2005. If not applied, $1,514,318 of the carryover expires in fiscal 2009, $3,800,802 expires in fiscal 2010 and $258,377 expires in fiscal 2011.

During the period ended December 31, 2005, as a result of permanent book to tax differences, primarily due to the tax treatment for net operating losses, the portfolio increased accumulated undistributed investment income-net by $168,286 and decreased paid-in capital by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing. During the period ended December 31, 2005, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of .90% of the value of the portfolio's average daily net assets and is payable monthly.

Dreyfus had agreed, from January 1, 2005 to July 31, 2005, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1.50% of the value of the average daily net assets of their class. Dreyfus has currently agreed from August 1, 2005 through July 31, 2006 to waive receipt of its fees and/or assume the expenses of the portfolio so that expenses, (exclusive of certain expenses described above) do not exceed 1.08% for its Initial Shares and 1.26% for its Service Shares. During the period ended December 31, 2005, Dreyfus waived receipt of fees of $11,603, pursuant to the undertaking.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Founders, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the portfolio's average daily net assets, computed at the following annual rates:

Average Net Assets	
0 to $100 million	.25%
$100 million to $1 billion	.20%
$1 billion to $1.5 billion	.16%
$1.5 billion	.10%

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2005, Service shares were charged $6,908 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2005, the portfolio was charged $138 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2005, the portfolio was charged $19,376 pursuant to the custody agreement.

During the period ended December 31, 2005, the portfolio was charged $3,762 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $22,775, Rule 12b-1 distribution plan fees $584, custodian fees $5,088, chief compliance officer fees $1,858 and transfer agency per account fees $25.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2005, amounted to $48,468,614 and $48,543,421, respectively.

At December 31, 2005, the cost of investments for federal income tax purposes was $27,601,382; accordingly, accumulated net unrealized appreciation on investments was $1,433,875, consisting of $2,493,600 gross unrealized appreciation and $1,059,725 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Investment Portfolios, Founders Discovery Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Investment Portfolios, Founders Discovery Portfolio (one of the funds comprising Dreyfus Investment Portfolios) as of December 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of December 31, 2005 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Investment Portfolios, Founders Discovery Portfolio at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 6, 2006

INFORMATION ABOUT THE REVIEW
AND APPROVAL OF THE PORTFOLIO'S
INVESTMENT ADVISORY AGREEMENT (Unaudited)

At separate meetings of the Board of Trustees of Dreyfus Investment Portfolios (the "Company") held on July 12-13, 2005, the Board considered the re-approval of the portfolio's Investment Advisory Agreement for another one year term, pursuant to which the Manager provides the portfolio with investment advisory and administrative services, and of the Sub-Investment Advisory Agreement between the Manager and Founders Asset Management LLC ("Founders"), an affiliate of the Manager, pursuant to which Founders provides day-to-day management of the portfolio's portfolio. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Company, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent and Quality of Services Provided to the Portfolio.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio pursuant to the portfolio's Investment Advisory Agreement, and by Founders pursuant to the Sub-Investment Advisory Agreement. The Manager's representatives reviewed the portfolio's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board members noted that the portfolio's shares are offered only to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the portfolio. The Board also reviewed the number of shareholder accounts in the portfolio, as well as the portfolio's asset size.

The Board members also considered the Manager's and Founder's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day portfolio operations, including portfolio accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure, as well as the Manager's supervisory activities over Founders.

<u>Comparative Analysis of the Portfolio's Performance and Investment Advisory Fee and Expense Ratio.</u> The Board members reviewed the portfolio's performance, advisory fee and expense ratio and placed significant emphasis on comparisons to two groups of comparable funds and to Lipper averages (with respect to performance only). The Manager's representatives advised the Board members that the first comparison group of funds includes funds in the applicable Lipper category that are not subject to a Rule 12b-1 plan (collectively, "Comparison Group I") and that the second comparison group of funds includes funds in the applicable Lipper category that are subject to a Rule 12b-1 plan (collectively, "Comparison Group II"). Each group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the portfolio. The Board members did not rely on comparisons to Lipper averages with respect to the portfolio's expense ratio because the average expense ratio of the applicable Lipper category for variable insurance products reflects not only expenses of mutual funds offered to fund variable annuity contracts and variable life insurance policies but also expenses of the separate accounts in which this type of mutual fund is offered.

The Board members discussed the results of the comparisons for various periods ended May 31, 2005, and noted that the total return performance of the portfolio's Initial shares (which are not subject to a Rule 12b-1 plan) and Service shares (which are subject to a Rule 12b-1 plan) was below the averages of Comparison Group I and Comparison Group II, respectively, for the one-, three- and five-year periods. It was noted that the five-year total return performance of the portfolio's Service shares reflects the performance of the portfolio's Initial shares prior to December 31, 2000 (at which time the portfolio began offering Service shares) and reflects the performance of the portfolio's Service shares thereafter. The Board members noted that the portfolio's performance was showing a trend of improvement, and also noted management's efforts to improve performance by hiring two analysts to cover the energy and financial services sectors. The Board noted that the total return performance of the portfolio's Initial shares and Service shares was below the Comparison Group I and Comparison Group II Lipper category averages, respectively, for the one-, three- and five-year periods.

The Board members also discussed the portfolio's expense ratios, noting that the expense ratio of the portfolio's Initial shares was higher than the average expense ratio of Comparison Group I, and that the expense ratio of the portfolio's Service shares was higher than the average expense ratio of Comparison Group II. The Board reviewed the range of management fees in each comparison group, noting that the portfolio's advisory fee ranked in the bottom half (i.e., higher than a majority of other funds) in each comparison group. The Board also noted the Manager's current contractual fee waiver and expense reimbursement arrangement in effect, and considered that, effective July 1, 2005, the Manager has agreed through July 31, 2006 to reduce the total expense ratio of the portfolio's Initial shares to 1.08% and to reduce the total expense ratio of the portfolio's Service shares to 1.26%, excluding taxes, brokerage commissions, extraordinary expenses, interest expenses and commitment fees.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the portfolio (the "Similar Funds"), and by other accounts managed or sub-advised by the Manager or its affiliates with similar investment objectives, policies and strategies as the portfolio (collectively with the Similar Funds, the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in management of the Similar Accounts as compared to managing and providing services to the portfolio; it was noted that the Similar Funds were mutual funds included in the "small-cap growth" funds category by Lipper. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed the differences in fees paid to the Manager or Founders and discussed the relationship of the advisory fees paid in light of the Manager's or Founder's performance and the services provided; it was noted that the Similar Funds had management fees that were higher, lower and comparable to the fee borne by the portfolio or reflected the pricing of a "performance fee" fund. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager to evaluate the appropriateness and reasonableness of the portfolio's advisory fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the portfolio. The Board members evaluated the analysis in light of the relevant circumstances for the portfolio, and the extent to which economies of scale would be realized as the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the

Manager and Founders from acting as investment adviser and sub-investment adviser, respectively, to the portfolio, including soft dollar arrangements with respect to trading of the portfolio's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the portfolio as part of their evaluation of whether the fee under the Investment Advisory Agreement and the Sub-Investment Advisory Agreement bears a reasonable relationship to the mix of services provided by the Manager and Founders, including the nature, extent and quality of such services and that discussions of economies of scale historically have been predicated on increasing assets and that, if a portfolio's assets had been decreasing, the extent to which the Manager may have realized any economies of scale would be less. Since the Manager, and not the portfolio, pays Founders pursuant to the Sub-Investment Advisory Agreement, the Board did not consider Founders' profitability to be relevant to their deliberations. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the portfolio was not unreasonable given the portfolio's overall performance and generally superior service levels provided. The Board also noted the current fee waiver and expense reimbursement arrangement and its effect on the profitability of the Manager.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the portfolio's Investment Advisory Agreement and Sub-Investment Advisory Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations with respect to the portfolio.

- The Board concluded that the nature, extent and quality of the services provided by the Manager and Founders to the portfolio are adequate and appropriate.

- While the Board was concerned with the portfolio's total return performance, the Board members noted that the portfolio's short-term performance is showing a trend of improvement and noted management's efforts to improve performance by hiring two analysts to cover the energy and financial services sectors.

- The Board concluded that the advisory fee paid to the Manager by the portfolio was reasonable in light of comparative performance and expense and advisory fee information, including the Manager's current undertaking to limit the portfolio's expense ratio, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the portfolio.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the portfolio had been adequately considered by the Manager in connection with the advisory fee rate charged to the portfolio, and that, to the extent in the future it were determined that material economies of scale had not been shared with the portfolio, the Board would seek to have those economies of scale shared with the portfolio.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the portfolio's Investment Advisory Agreement and Sub-Investment Advisory Agreement were in the best interests of the portfolio and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1998)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

––––––––––––––––––

Clifford L. Alexander, Jr. (72)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999–September 2000)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 66

––––––––––––––––––

Lucy Wilson Benson (78)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director Emeritus
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Trustee Emeritus
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 40

David W. Burke (69)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 84

———————————

Whitney I. Gerard (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 38

———————————

Arthur A. Hartman (79)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings–Vostok

Other Board Memberships and Affiliations:
• APCO Associates Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 38

———————————

George L. Perry (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 38

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

34

NOTES

For More Information

Dreyfus Investment Portfolios, Founders Discovery Portfolio

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Founders Asset Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144 Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0193AR1205

Dreyfus
Investment Portfolios,
Founders Growth
Portfolio

ANNUAL REPORT December 31, 2005



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Investment Portfolios, Founders Growth Portfolio, covering the 12-month period from January 1, 2005, through December 31, 2005. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, John Jares, CFA, of Founders Asset Management, LLC, the portfolio's sub-investment adviser.

Stocks generally absorbed both good and bad news in 2005 to post modestly positive total returns. On the plus side, an expanding U.S. economy and low inflation helped support corporate earnings in most industry groups. Negative influences included rising short-term interest rates and escalating energy prices, which many analysts feared might erode corporate profits. In addition, hurricanes Katrina, Rita and Wilma disrupted economic activity along the Gulf Coast.

We expect the U.S. economy to continue its moderate expansion in 2006, fueled in part by a rebound in corporate capital spending and exports. The labor market likely will remain relatively strong while inflation should stay low, supporting consumers' real incomes. Risks in the new year include the possible end of the boom in the housing market, where we believe prices are more likely to stall than plunge.

As always, we encourage you to speak with your financial consultant about how these and other market forces may affect your investments. Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 17, 2006



DISCUSSION OF PERFORMANCE

John Jares, CFA, Portfolio Manager
Founders Asset Management LLC, Sub-Investment Adviser

How did Dreyfus Investment Portfolios, Founders Growth Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2005, the portfolio produced total returns of 4.61% for its Initial Shares and 4.63% for its Service shares.[1] In comparison, the Russell 1000 Growth Index, the portfolio's benchmark, produced a total return of 5.26% for the same period.[2] The portfolio's former benchmark, the Standard & Poor's 500/BARRA Growth Index, produced a total return of 3.46% for the same period.[3]

Powered by a growing U.S. economy, stocks overcame rising short-term interest rates, volatile energy prices and the Gulf Coast hurricanes to post modest gains in 2005. The portfolio's relatively light exposure to energy stocks caused the portfolio's performance to lag its benchmark.

On July 13, 2005, the portfolio's benchmark was changed to the Russell 1000 Growth Index from the S&P 500/BARRA Growth Index because the Russell 1000 Growth Index is expected to better reflect the characteristics of the portfolio's securities.

What is the portfolio's investment approach?

The portfolio seeks long-term growth of capital. To pursue this goal, the portfolio invests primarily in equity securities of well-established, high-quality "growth" companies. Utilizing a "bottom-up" approach, we focus on individual stock selection rather than on forecasting stock market trends. We look for high-quality companies which tend to have strong performance records, solid market positions and reasonable financial strength, and have continuous operating records of three years or more. The portfolio seeks investment opportunities, generally, in companies which we believe have fundamental strengths that indicate the potential for growth in earnings per share. We believe the companies we select have a sustainable competitive advantage, such as a dominant brand name, a high barrier to entry from competition and/or large untapped market opportunities. The portfolio may purchase securities of companies in initial public offerings. The portfolio may invest up to 30% of its assets in foreign securities, and up to 25% of its assets in any one foreign country.

What other factors influenced the portfolio's performance?

The U.S. economy grew moderately during 2005, while corporate profits rose more substantially. However, these positive market forces were partially offset by higher short-term interest rates from the Federal Reserve Board (the "Fed"), which raised the overnight federal funds rate from 2.25% to 4.25% during the year. In addition, investors worried about the potentially eroding effects of soaring energy prices, further limiting the stock market's gains.

Not surprisingly, higher commodity prices helped the energy sector post some of the market's higher returns in 2005. Early in the year, however, we began to see signs that crude oil inventories were increasing, suggesting to us that oil prices might fall and leading us to allocate a relatively small percentage of the portfolio's assets to energy producers. As a result, the portfolio failed to participate fully in the gains in the energy sector. However, because energy companies traditionally are considered value-oriented stocks, they have less representation in the portfolio's growth-oriented benchmark than in broader market indices, and the adverse impact of the portfolio's relatively light exposure to energy stocks was muted.

While the economically sensitive transportation sector also tends to have relatively little representation in growth-oriented market indices, the portfolio's holdings in the sector contributed positively to its relative performance. Airline holdings, such as AMR (parent of American Airlines) and U.S. Airways, advanced when several competitors declared bankruptcy later in the year, thereby reducing industry capacity and allowing surviving carriers to raise ticket prices. Among railroads, Union Pacific benefited from rising demand for rail service in the growing economy. Because railroads' costs tend to be fixed, revenue gains fall directly to the bottom line.

Conversely, the technology sector is to be a major component of most growth indices, but technology stocks have not enjoyed particularly strong results over the past five years. While the technology sector produced mixed returns in 2005, the portfolio received a substantial contribution to its performance from computer and electronics maker

Apple Computer. The company's iPod digital music player has been a spectacular success, garnering the attention of consumers worldwide and boosting Apple's market share in personal computers. The stock also benefited from a recent announcement that Apple will soon incorporate Intel processors in its products.

What is the portfolio's current strategy?

We recently have seen evidence that higher short-term interest rates and the Fed's credit-tightening campaign may be dampening the pace of U.S. economic growth. Accordingly, we have begun to focus more intently on traditional growth companies that historically have achieved consistent earnings gains in slower-growth environments. For example, we regard some technology companies as relatively insensitive to the economy's fluctuations, and these businesses are positioned to benefit from the upgrade cycle that we believe is likely to emerge as companies replace outmoded equipment. The last major upgrade occurred six years ago, and we believe a new round of corporate investment in technology may be due.

January 17, 2006

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Founders Growth Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Growth Index is a widely accepted, unmanaged large-cap index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values.*

3 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard and Poor's 500/BARRA Growth Index is a capitalization-weighted index of all the stocks in the Standard and Poor's 500 Composite Stock Price Index that have high price-to-book ratios. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Investment Portfolios, Founders Growth Portfolio Initial shares and Service shares with the Standard & Poor's 500/BARRA Growth Index and the Russell 1000 Growth Index

Average Annual Total Returns *as of 12/31/05*

	Inception Date	1 Year	5 Years	From Inception
Initial shares	**9/30/98**	**4.61%**	**(3.29)%**	**1.53%**
Service shares	**9/30/98**	**4.63%**	**(3.33)%**	**1.49%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† Source: Lipper Inc.

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Investment Portfolios, Founders Growth Portfolio on 9/30/98 (inception date of Initial shares) to a $10,000 investment made in each of the Russell 1000 Growth Index and the Standard & Poor's 500/BARRA Growth Index (the "S&P 500/BARRA Index") on that date.

On July 13, 2005, the portfolio's benchmark was changed to the Russell 1000 Growth Index from the S&P 500/BARRA Index because the Russell 1000 Growth Index is expected to better reflect the characteristics of the portfolio's securities.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2005 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Russell 1000 Growth Index is a widely accepted, unmanaged large-cap index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The S&P 500/BARRA Index is a capitalization-weighted index of all the stocks in the Standard and Poor's 500 Composite Stock Price Index that have high price-to-book ratios. The indices do not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Investment Portfolios, Founders Growth Portfolio from July 1, 2005 to December 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 5.24	$ 5.24
Ending value (after expenses)	$1,079.60	$1,078.70

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 5.09	$ 5.09
Ending value (after expenses)	$1,020.16	$1,020.16

† *Expenses are equal to the portfolio's annualized expense ratio of 1.00% for Initial shares and 1.00% for Service shares, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2005

Common Stocks−100.1%	Shares	Value ($)
Airlines−2.2%		
AMR	12,458 a,b	276,941
US Airways Group	3,776 a	140,241
		417,182
Asset Management & Custody Banks−1.8%		
Northern Trust	4,483	232,309
State Street	1,804	100,014
		332,323
Auto Parts−1.2%		
Advance Auto Parts	4,982 a	**216,518**
Biotechnology−2.8%		
Amgen	1,883 a	148,493
Genentech	3,044 a	281,570
Genzyme	1,391 a	98,455
		528,518
Broadcasting & Cable TV−2.2%		
Comcast, Cl. A (Special)	13,700 a	351,953
XM Satellite Radio Holdings, Cl. A	1,856 a	50,632
		402,585
Casinos & Gaming−1.0%		
Harrah's Entertainment	1,561	111,284
International Game Technology	2,225	68,486
		179,770
Chemicals−1.0%		
Sigma-Aldrich	2,988	**189,111**
Computers−4.4%		
Apple Computer	4,923 a	353,914
EMC/Massachusetts	19,026 a	259,134
Hewlett-Packard	7,075	202,557
		815,605
Consumer Non-Durables−1.5%		
PepsiCo	4,734	**279,685**
Department Stores−1.8%		
JC Penney	1,778	98,857
Kohl's	3,463 a	168,302
Nordstrom	1,799	67,283
		334,442

Common Stocks (continued)	Shares	Value ($)
Electrical Components & Equipment–1.6%		
Emerson Electric	3,892	**290,732**
Electronic Equipment Manufacturers–.9%		
Agilent Technologies	4,920 [a]	**163,787**
Entertainment/Media–4.9%		
DreamWorks Animation SKG, Cl. A	3,611 [a]	88,686
Pixar	5,393 [a]	284,319
Time Warner	18,868	329,058
Viacom, Cl. B	6,156 [a]	200,686
		902,749
Exchange Traded–3.1%		
iShares Russell 1000 Growth Index Fund	6,029 [b]	307,539
Nasdaq-100 Index Tracking Stock	3,208	129,667
Standard & Poor's Depository Receipts (Trust Series 1)	1,121	139,576
		576,782
Financial–3.9%		
Charles Schwab	17,146	251,532
JPMorgan Chase & Co.	5,205	206,586
SLM	4,693	258,537
		716,655
Health Care–2.6%		
Aetna	1,264	119,208
Dentsply International	1,836	98,575
Medtronic	2,591	149,164
Omnicare	2,210	126,456
		493,403
Home Improvement–2.1%		
Harman International Industries	1,021	99,905
Home Depot	7,076	286,436
		386,341
Hotels, Resorts & Cruise Lines–2.6%		
Carnival	2,698	144,262
Royal Caribbean Cruises	7,432 [b]	334,886
		479,148
Household Products–6.2%		
Clorox	4,070	231,542
Colgate-Palmolive	8,532	467,980
Estee Lauder Cos., Cl. A	3,191	106,835

Common Stocks (continued)	Shares	Value ($)
Household Products (continued)		
Procter & Gamble	5,990	346,701
		1,153,058
Industrial Conglomerates−3.3%		
General Electric	17,555	**615,303**
Information Technology−2.1%		
Accenture, Cl. A	13,800	**398,406**
Insurance−2.6%		
Allstate	4,070	220,065
American International Group	1,333	90,951
PMI Group	4,315	177,217
		488,233
Internet Software−5.0%		
Google, Cl. A	1,452 [a]	602,377
Yahoo!	8,203 [a]	321,394
		923,771
Investment Bankers/Brokers−1.5%		
Goldman Sachs Group	1,495	190,926
Morgan Stanley	1,622	92,032
		282,958
Oil & Gas−1.3%		
ConocoPhillips	954	55,504
Schlumberger	1,914	185,945
		241,449
Packaged Foods & Meats−.8%		
Hershey	2,524	**139,451**
Pharmaceutical−7.1%		
Covance	2,542 [a]	123,414
Eli Lilly & Co.	1,422	80,471
ImClone Systems	5,433 [a]	186,026
Johnson & Johnson	6,284	377,668
MGI Pharma	9,278 [a]	159,210
Pfizer	3,920	91,414
Wyeth	6,668	307,195
		1,325,398
Railroads−1.8%		
Union Pacific	4,147	**333,875**

Common Stocks (continued)	Shares	Value ($)
Retail Trade–4.7%		
Best Buy	4,301	187,007
Family Dollar Stores	8,139	201,766
Office Depot	3,610 a	113,354
Target	1,758	96,637
Tiffany & Co.	4,530	173,454
Wal-Mart Stores	2,092	97,906
		870,124
Semiconductors–6.6%		
ASML Holding (New York Reg. Shares)	11,980 a	240,558
ATI Technologies	8,806 a	149,614
Intel	9,260	231,130
Linear Technology	10,513	379,204
Maxim Integrated Products	6,300	228,312
		1,228,818
Software–11.2%		
Adobe Systems	8,950	330,792
Autodesk	5,335	229,138
Automatic Data Processing	3,290	150,978
Electronic Arts	3,007 a	157,296
Microsoft	35,522	928,900
Oracle	5,725 a	69,902
SAP, ADR	2,060	92,844
Symantec	6,627 a	115,973
		2,075,823
Steel–.6%		
Nucor	1,721	**114,825**
Telecommunications–2.6%		
Alltel	1,788	112,823
Motorola	7,976	180,178
Sprint Nextel	8,449	197,369
		490,370
Trading Companies & Distributors–1.1%		
WW Grainger	2,943	**209,247**
Total Common Stocks		
(cost $16,707,393)		**18,596,445**

Short-Term Investment−1.2%	Principal Amount ($)	Value ($)
Commercial Paper;		
Minnesota Mining & Mfg. 4.12%, 1/3/2006 (cost $229,947)	230,000	**229,947**

Investment of Cash Collateral for Securities Loaned−.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $129,470)	129,470 c	**129,470**
Total Investments (cost $17,066,810)	**102.0%**	**18,955,862**
Liabilities, Less Cash and Receivables	**(2.0%)**	**(366,221)**
Net Assets	**100.0%**	**18,589,641**

ADR-American Depository Receipts.

a Non-income producing.

b All or a portion of these securities are on loan. At December 31, 2005, the total market value of the portfolio's securities on loan is $124,229 and the total market value of the collateral held by the portfolio is $129,470.

c Investment in affiliated money market mutual fund.

Portfolio Summary †

	Value (%)		Value (%)
Software	11.2	Retail Trade	4.7
Pharmaceutical	7.1	Computers	4.4
Semiconductors	6.6	Financial	3.9
Household Products	6.2	Other	48.0
Internet Software	5.0		
Entertainment/Media	4.9		**102.0**

† Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities on loan, valued at $124,229)–Note 1(b):		
Unaffiliated issuers	16,937,340	18,826,392
Affiliated issuers	129,470	129,470
Cash		31,135
Receivable for investment securities sold		1,839,338
Dividends and interest receivable		20,053
Prepaid expenses		3,002
		20,849,390
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		19,822
Liability for securities on loan–Note 1(b)		129,470
Payable for investment securities purchased		2,068,141
Payable for shares of Beneficial Interest redeemed		2,082
Accrued expenses		40,234
		2,259,749
Net Assets ($)		**18,589,641**
Composition of Net Assets ($):		
Paid-in capital		32,143,416
Accumulated undistibuted investment income–net		51,208
Accumulated net realized gain (loss) on investments		(15,494,035)
Accumulated net unrealized appreciation (depreciation) on investments		1,889,052
Net Assets ($)		**18,589,641**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	13,645,736	4,943,905
Shares Outstanding	1,105,359	400,887
Net Asset Value Per Share ($)	**12.35**	**12.33**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended December 31, 2005

Investment Income ($):	
Income:	
Cash dividends (net of $145 foreign taxes withheld at source)	209,095
Interest	32,046
Income from securities lending	2,745
Total Income	**243,886**
Expenses:	
Investment advisory fee—Note 3(a)	145,368
Auditing fees	34,509
Prospectus and shareholders' reports	15,421
Custodian fees—Note 3(b)	12,644
Distribution fees—Note 3(b)	12,517
Shareholder servicing costs—Note 3(b)	1,846
Trustees' fees and expenses—Note 3(c)	853
Legal fees	363
Loan commitment fees—Note 2	87
Miscellaneous	4,758
Total Expenses	**228,366**
Less—waiver of fees due to undertaking—Note 3(a)	(34,454)
Less—reduction in custody fees due to earnings credits—Note 1(b)	(1,367)
Net Expenses	**192,545**
Investment Income—Net	**51,341**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	2,333,582
Net unrealized appreciation (depreciation) on investments	(1,580,457)
Net Realized and Unrealized Gain (Loss) on Investments	**753,125**
Net Increase in Net Assets Resulting from Operations	**804,466**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2005	2004
Operations ($):		
Investment income−net	51,341	138,653
Net realized gain (loss) on investments	2,333,582	1,618,779
Net unrealized appreciation (depreciation) on investments	(1,580,457)	(221,738)
Net Increase (Decrease) in Net Assets Resulting from Operations	**804,466**	**1,535,694**
Dividends to Shareholders from ($):		
Investment income−net:		
Initial shares	(42,733)	(76,466)
Service shares	(10,865)	(25,522)
Total Dividends	**(53,598)**	**(101,988)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	333,541	757,535
Service shares	336,390	642,509
Dividends reinvested:		
Initial shares	42,733	76,466
Service shares	10,865	25,522
Cost of shares redeemed:		
Initial shares	(3,313,092)	(2,584,979)
Service shares	(986,967)	(1,380,155)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(3,576,530)**	**(2,463,102)**
Total Increase (Decrease) in Net Assets	**(2,825,662)**	**(1,029,396)**
Net Assets ($):		
Beginning of Period	21,415,303	22,444,699
End of Period	**18,589,641**	**21,415,303**
Undistributed investment income−net	51,208	53,465

	Year Ended December 31,	
	2005	2004
Capital Share Transactions:		
Initial Shares		
Shares sold	28,560	67,535
Shares issued for dividends reinvested	3,722	6,529
Shares redeemed	(282,116)	(234,961)
Net Increase (Decrease) in Shares Outstanding	**(249,834)**	**(160,897)**
Service Shares		
Shares sold	29,299	57,327
Shares issued for dividends reinvested	947	2,183
Shares redeemed	(83,728)	(124,322)
Net Increase (Decrease) in Shares Outstanding	**(53,482)**	**(64,812)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	11.84	11.03	8.44	11.77	14.73
Investment Operations:					
Investment income (loss)−net[a]	.03	.07	.01	(.01)	.01
Net realized and unrealized gain (loss) on investments	.51	.80	2.58	(3.31)	(2.96)
Total from Investment Operations	.54	.87	2.59	(3.32)	(2.95)
Distributions:					
Dividends from investment income−net	(.03)	(.06)	−	(.01)	(.01)
Net asset value, end of period	12.35	11.84	11.03	8.44	11.77
Total Return (%)	4.61	7.86	30.69	(28.25)	(20.03)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.11	1.00	1.09	1.09	1.09
Ratio of net expenses to average net assets	1.00	.97	1.00	1.00	.99
Ratio of net investment income (loss) to average net assets	.26	.65	.08	(.08)	.08
Portfolio Turnover Rate	125.05	114.49	126.24	165.08	180.84
Net Assets, end of period ($ x 1,000)	13,646	16,045	16,725	14,442	25,607

[a]   *Based on average shares outstanding at each month end.*
See notes to financial statements.

	Year Ended December 31,				
Service Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	11.82	11.02	8.43	11.76	14.73
Investment Operations:					
Investment income (loss)−net [a]	.03	.07	.01	(.01)	(.00)[b]
Net realized and unrealized gain (loss) on investments	.51	.79	2.58	(3.31)	(2.96)
Total from Investment Operations	.54	.86	2.59	(3.32)	(2.96)
Distributions:					
Dividends from investment income−net	(.03)	(.06)	−	(.01)	(.01)
Net asset value, end of period	12.33	11.82	11.02	8.43	11.76
Total Return (%)	4.63	7.68	30.72	(28.21)	(20.16)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.36	1.25	1.35	1.34	1.40
Ratio of net expenses to average net assets	1.00	1.00	1.00	1.00	1.00
Ratio of net investment income (loss) to average net assets	.26	.63	.09	(.06)	(.01)
Portfolio Turnover Rate	125.05	114.49	126.24	165.08	180.84
Net Assets, end of period ($ x 1,000)	4,944	5,370	5,719	4,333	4,147

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the Founders Growth Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Founders Asset Management LLC ("Founders") serves as the portfolio's sub-investment adviser. Founders is a wholly-owned subsidiary of Dreyfus Service Corporation, which is a wholly-owned subsidiary of Dreyfus.

Dreyfus Service Corporation (the "Distributor") is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange on which such securities are primarily traded. Securities listed on the National Market System, for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex–dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex–dividend date. Dividends from investment income–net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $51,208, accumulated capital losses $15,164,476 and unrealized appreciation $1,559,493.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2005. If not applied, $9,445,400 of the carryover expires in fiscal 2009 and $5,719,076 expires in fiscal 2010.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2005 and December 31, 2004, were as follows: ordinary income $53,598 and $101,988, respectively.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing. During the period ended December 31, 2005, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of .75% of the value of the portfolio's average daily net assets and is payable monthly.

Dreyfus has agreed, from January 1, 2005 to December 31, 2006, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1% of the value of the average daily net assets of their class. During the period ended December 31, 2005, Dreyfus waived receipt of fees of $34,454, pursuant to the undertaking.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Founders, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the portfolio's average daily net assets, computed at the following annual rates:

Average Net Assets

0 to $100 million	.25%
$100 million to $1 billion	.20%
$1 billion to $1.5 billion	.16%
In excess of $1.5 billion	.10%

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2005, Service shares were charged $12,517 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2005, the portfolio was charged $60 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2005, the portfolio was charged $12,644 pursuant to the custody agreement.

During the period ended December 31, 2005, the portfolio was charged $3,762 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $14,762, Rule 12b-1 distribution plan fees $1,075, custodian fees $2,117, chief compliance officer fees $1,858 and transfer agency per account fees $10.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2005, amounted to $23,150,956 and $26,158,297, respectively.

At December 31, 2005, the cost of investments for federal income tax purposes was $17,396,369; accordingly, accumulated net unrealized appreciation on investments was $1,559,493, consisting of $2,089,939 gross unrealized appreciation and $530,446 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Investment Portfolios, Founders Growth Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Investment Portfolios, Founders Growth Portfolio (one of the funds comprising Dreyfus Investment Portfolios) as of December 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of December 31, 2005 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Investment Portfolios, Founders Growth Portfolio at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 6, 2006

IMPORTANT TAX INFORMATION _(Unaudited)

For federal tax purposes, the portfolio hereby designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2005 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2006 of the percentage applicable to the preparation of their 2005 income tax returns.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE PORTFOLIO'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At separate meetings of the Board of Trustees of Dreyfus Investment Portfolios (the "Company") held on July 12-13, 2005, the Board considered the re-approval of the portfolio's Investment Advisory Agreement for another one year term, pursuant to which the Manager provides the portfolio with investment advisory and administrative services, and of the Sub-Investment Advisory Agreement between the Manager and Founders Asset Management LLC ("Founders"), an affiliate of the Manager, pursuant to which Founders provides day-to-day management of the portfolio's portfolio. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Company, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolio. The Board members received a presentation from representatives of the Manager regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio pursuant to the portfolio's Investment Advisory Agreement, and by Founders pursuant to the Sub-Investment Advisory Agreement. The Manager's representatives reviewed the portfolio's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board members noted that the portfolio's shares are offered only to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the portfolio. The Board also reviewed the number of shareholder accounts in the portfolio, as well as the portfolio's asset size.

The Board members also considered the Manager's and Founder's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day portfolio operations, including

portfolio accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure, as well as the Manager's supervisory activities over Founders.

Comparative Analysis of the Portfolio's Performance and Investment Advisory Fee and Expense Ratio. The Board members reviewed the portfolio's performance, advisory fee and expense ratio and placed significant emphasis on comparisons to two groups of comparable funds and to Lipper averages (with respect to performance only). The Manager's representatives advised the Board members that the first comparison group of funds includes funds in the applicable Lipper category that are not subject to a Rule 12b-1 plan (collectively, "Comparison Group I") and that the second comparison group of funds includes funds in the applicable Lipper category that are subject to a Rule 12b-1 plan (collectively, "Comparison Group II"). Each group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the portfolio. The Board members did not rely on comparisons to Lipper averages with respect to the portfolio's expense ratio because the average expense ratio of the applicable Lipper category for variable insurance products reflects not only expenses of mutual funds offered to fund variable annuity contracts and variable life insurance policies but also expenses of the separate accounts in which this type of mutual fund is offered.

The Board members discussed the results of the comparisons for various periods ended May 31, 2005, and noted that the total return performance of the portfolio's Initial shares (which are not subject to a Rule 12b-1 plan) and Service shares (which are subject to a Rule 12b-1 plan) was above the averages of Comparison Group I and Comparison Group II, respectively, for the one-, three- and five-year periods. It was noted that the five-year total return performance of the portfolio's Service shares reflects the performance of the portfolio's Initial shares prior to

December 31, 2000 (at which time the portfolio began offering Service shares) and reflects the performance of the portfolio's Service shares thereafter. The Board also noted that Lipper had reclassified the portfolio into the "large-cap core–variable insurance products" funds category from the "large-cap growth–variable insurance products" funds category after the Board had selected the comparison groups, and that performance information was given for both Lipper categories. The Board noted that the total return performance of the portfolio's Initial shares and Service shares was above the Comparison Group I and Comparison Group II Lipper large-cap growth category averages, respectively, for the one-year period, was below the Comparison Group I and Comparison Group II Lipper large-cap growth funds category averages, respectively, for the three- and five-year periods, and was below the Comparison Group I and Comparison Group II Lipper large-cap core category averages, respectively, for the one-, three- and five-year periods.

The Board members also discussed the portfolio's expense ratios, noting that the current fee waiver and expense reimbursement arrangement undertaken by the Manager had caused the expense ratio of the portfolio's Initial shares to be comparable to the average expense ratio of Comparison Group I and had caused the expense ratio of the portfolio's Service shares to be lower than the expense ratio of Comparison Group II. The Board reviewed the range of management fees in each comparison group, noting that the portfolio's advisory fee ranked in the top half (i.e., lower than a majority of other funds) in each comparison group. The Board members also considered the Manager's contractual undertaking for the portfolio in effect through December 31, 2005.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the portfolio (the "Similar Funds"), and by another account managed or sub-advised by an affiliate of the Manager with a similar investment objective, policies and strategies as the portfolio (collectively with the Similar Funds, the "Similar Accounts"). The

Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in management of the Similar Accounts as compared to managing and providing services to the portfolio; it was noted that the Similar Funds were mutual funds included in the "large-cap core" and "large-cap core-variable insurance products" funds categories by Lipper. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed the differences in fees paid to the Manager or Founders and discussed the relationship of the advisory fees paid in light of the Manager's or Founder's performance and the services provided; it was noted that the Similar Funds had management fees that were higher, lower or the same as the fee borne by the portfolio or reflected the pricing of "unitary fee" funds and a fund that imposes a separate administration fee. The Board members considered the relevance of the fee information provided for the Similar Account managed by the Manager to evaluate the appropriateness and reasonableness of the portfolio's advisory fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the portfolio. The Board members evaluated the analysis in light of the relevant circumstances for the portfolio, and the extent to which economies of scale would be realized as the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager and Founders from acting as investment adviser and sub-investment adviser, respectively, to the portfolio, including soft dollar arrangements with respect to trading of the portfolio's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the portfolio as part of their evaluation of whether the fee under the Investment Advisory Agreement and the Sub-Investment Advisory Agreement bears a reasonable relationship to the mix of services provided by the Manager and Founders, including the nature, extent and quality of such services and that discussions of economies of scale historically have been predicated on increasing assets and that, if a portfolio's assets had been decreasing, the extent to which the Manager may have realized any economies of scale would be less. Since the Manager, and not the portfolio, pays Founders pursuant to the Sub-Investment Advisory Agreement, the Board did not consider Founders' profitability to be relevant to their deliberations. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the portfolio was not unreasonable given the portfolio's overall performance and generally superior service levels provided. The Board also noted the current fee waiver and expense reimbursement arrangement and its effect on the profitability of the Manager.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the portfolio's Investment Advisory Agreement and Sub-Investment

Advisory Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations with respect to the portfolio.

- The Board concluded that the nature, extent and quality of the services provided by the Manager and Founders to the portfolio are adequate and appropriate.
- The Board was satisfied with the portfolio's total return performance.
- The Board concluded that the advisory fee paid to the Manager by the portfolio was reasonable in light of comparative performance and expense and advisory fee information, including the Manager's current undertaking to limit the portfolio's expense ratio, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the portfolio.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the portfolio had been adequately considered by the Manager in connection with the advisory fee rate charged to the portfolio, and that, to the extent in the future it were determined that material economies of scale had not been shared with the portfolio, the Board would seek to have those economies of scale shared with the portfolio.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the portfolio's Investment Advisory Agreement and Sub-Investment Advisory Agreement were in the best interests of the portfolio and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1998)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

————————————

Clifford L. Alexander, Jr. (72)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 66

————————————

Lucy Wilson Benson (78)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director Emeritus
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Trustee Emeritus
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 40

David W. Burke (69)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 84

———————————

Whitney I. Gerard (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 38

———————————

Arthur A. Hartman (79)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings–Vostok

Other Board Memberships and Affiliations:
• APCO Associates Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 38

———————————

George L. Perry (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 38

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director–Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager - Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager — Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager - Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Investment Portfolios, Founders Growth Portfolio

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Founders Asset Management LLC
Founders Financial Center
2930 East Third Avenue
Denver, CO 80206

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0176AR1205

Dreyfus
Investment Portfolios,
Founders International
Equity Portfolio

ANNUAL REPORT December 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Investment Portfolios, Founders International Equity Portfolio, covering the 12-month period from January 1, 2005, through December 31, 2005. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio managers, Remi J. Browne, CFA, and Daniel B. LeVan, CFA, of Founders Asset Management LLC, the portfolio's sub-investment adviser.

International stocks generally produced higher returns than their U.S. counterparts in 2005. Low interest rates and corporate restructuring in Europe and Japan helped buoy stock prices in the developed markets, and rising global demand for natural resources supported returns in the emerging markets. However, a strengthening U.S. dollar relative to most major foreign currencies eroded some of these gains for U.S. investors.

We expect the global economy to continue its expansion in 2006. Low real interest rates in Asia should support regional growth, while Japan appears to be emerging from its long recession. Europe seems poised for better economic times after several years of sluggish growth, and emerging markets in Eastern Europe and Latin America may continue to benefit from greater fiscal stability. Risks in the new year include the possibility of a slowdown in China, where a robust economy has fueled demand for exports from other nations.

As always, we encourage you to speak with your financial consultant about how these and other market forces may affect your investments. Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 17, 2006



DISCUSSION OF PERFORMANCE

Remi J. Browne, CFA, and Daniel B. LeVan, CFA, Portfolio Managers
Founders Asset Management LLC, Sub-Investment Adviser

How did Dreyfus Investment Portfolios, Founders International Equity Portfolio perform relative to its benchmarks?

For the 12-month period ended December 31, 2005, the portfolio produced total returns of 13.80% for its Initial shares and 13.87% for its Service shares.[1] In comparison, the portfolio's benchmarks, the Morgan Stanley Capital International World ex U.S. Index and the MSCI World ex U.S. Growth Index, produced total returns of 14.47% and 14.77%, respectively, for the same period.[2,3]

We attribute the international stock market's overall performance in 2005 to an economic recovery in Japan, rising exports from natural resource–rich nations and corporate reorganizations in Europe, all of which helped support global economic growth and drove corporate earnings and international stock prices higher. The portfolio's returns trailed those of its benchmarks, primarily due to its relative heavy exposure to the telecommunications services and technology sectors, both of which had disappointing results during the reporting period, more than offsetting above-average results in the energy, industrials and consumer discretionary sectors.

On April 21, 2005, the MSCI World ex U.S. Growth Index was added as a secondary benchmark to reflect the type of growth companies in which the portfolio may invest.

What is the portfolio's investment approach?

The portfolio seeks long-term growth of capital. To pursue this goal, the portfolio normally invests at least 80% of its assets in the equity securities of foreign companies. The portfolio focuses on equity securities of foreign companies that are characterized as "growth" companies. The portfolio may purchase securities of companies in initial public offerings or shortly thereafter.

The portfolio will invest primarily in foreign issuers from at least three foreign countries with established or emerging economies, but will not invest more than 50% of its assets in issuers in any one foreign country. Although the portfolio intends to invest substantially all of its assets in issuers located outside the United States, at times it may invest in U.S.-based companies.

The portfolio focuses on individual stock selection. We do not attempt to predict interest rates or market movements, nor do we have country allocation models or targets. Rather, we choose investments on a company-by-company basis, searching to find what we believe are well-managed, well-positioned companies, wherever they may be.

The portfolio is broadly invested across countries and industries, representing what we believe to be the best growth investment ideas in the world. We generally sell a stock when we determine that circumstances have changed and it will not achieve the growth in earnings we had anticipated, or when valuation becomes stretched.

What other factors influenced the portfolio's performance?

Although rising energy prices and higher interest rates in some regions of the world caused international investors to worry that global economic growth might slow, productivity gains among corporations, improved earnings, robust employment trends and low inflation and interest rates helped most international stock markets post positive returns for the reporting period. Despite generally lackluster economic conditions in Europe, corporate restructuring efforts helped bolster investor sentiment in the region's developed nations, such as Germany, France and Italy. Japan's economy, which has long been mired in recession, rebounded sharply during the second half of the reporting period when domestic consumption, exports and private investment began to recover.

The Japanese market was one of the best performers in the world during 2005. The portfolio's holdings in Japan experienced strong gains, but failed to match the benchmark's overall return. Exposure to a couple underperforming technology names had the biggest impact on the portfolio's relative performance in Japan.

On a more positive note, most commodity-rich countries performed particularly well during the reporting period due to rising oil and gas prices as well as robust industrial demand from China and India.

Accordingly, the portfolio's holdings of exporters and mining companies in Australia, Norway and Canada made a significant positive contribution to the portfolio's relative performance. The continued global economic expansion also helped many of the portfolio's industrial stocks advance during the reporting period, including construction firms and other companies that buy, sell and trade raw materials. Several consumer discretionary stocks also boosted the portfolio's performance, most of which were based in Germany and Switzerland. Finally, the fund benefited from its holdings in a Hong Kong–based mobile telephone company, which rallied on the strength of a growing customer base.

What is the portfolio's current strategy?

First, we seek to manage risk tightly at both the country and sector level relative to the MSCI World ex U.S. Growth benchmark. As always, we continue to look for stocks with improving business momentum, strong growth rates and reasonable valuations.

January 17, 2006

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Founders International Equity Portfolio made available through insurance products may be similar to other funds/ portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International (MSCI) World ex U.S. Index is an unmanaged index of global stock market performance, excluding the U.S., consisting solely of equity securities.*

[3] *SOURCE: Morgan Stanley Capital International Inc. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International (MSCI) World ex U.S. Growth Index measures global developed market equity performance of growth securities outside of the U.S.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Investment Portfolios, Founders International Equity Portfolio Initial shares and Service shares with the Morgan Stanley Capital International World ex U.S. Index and Morgan Stanley Capital International World (ex U.S.) Growth Index

Average Annual Total Returns *as of 12/31/05*

	Inception Date	1 Year	5 Years	From Inception
Initial shares	**9/30/98**	**13.80%**	**(0.52)%**	**5.61%**
Service shares	**9/30/98**	**13.87%**	**(0.51)%**	**5.62%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

†   Source: Lipper Inc.

†† Source: Morgan Stanley Capital International Inc.

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Investment Portfolios, Founders International Equity Portfolio on 9/30/98 (inception date of Initial shares) to a $10,000 investment made in each of the Morgan Stanley Capital International World ex U.S. Index (the "Index") and the MSCI World (ex U.S.) Growth Index on that date.

On April 2005, the MSCI World (ex U.S.) Growth Index was added as a secondary benchmark to reflect the type of growth companies in which the portfolio may invest.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2005 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is an unmanaged index of global stock market performance, excluding the U.S., consisting solely of equity securities and includes net dividends reinvested. The MSCI World (ex U.S.) Growth Index measures global developed market equity performance of growth securities outside of the U.S. The indices do not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Investment Portfolios, Founders International Equity Portfolio from July 1, 2005 to December 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 8.07	$ 8.08
Ending value (after expenses)	$1,149.70	$1,150.40

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 7.58	$ 7.58
Ending value (after expenses)	$1,017.69	$1,017.69

† *Expenses are equal to the portfolio's annualized expense ratio of 1.49% for Initial shares and 1.49% for Service shares, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2005

Common Stocks—96.3%	Shares	Value ($)
Australia—4.1%		
BHP Billiton	8,120	135,592
Foster's Group	18,200	74,542
Macquarie Bank	1,000	50,022
Oil Search	16,480	44,635
Rinker Group	10,050	121,347
		426,138
Belgium—1.4%		
InBev	3,360	**146,132**
Canada—5.6%		
Canadian National Railway	1,440	115,334
Gildan Activewear	2,300 [a]	98,891
Husky Energy	1,900	96,397
Sun Life Financial	1,650	66,304
Teck Cominco, Cl. B	1,900	101,380
TELUS	2,500	102,889
		581,195
Denmark—2.3%		
AP Moller–Maersk	10	103,367
Novo-Nordisk, Cl. B	2,390	134,323
		237,690
Finland—1.4%		
Nokia	7,600	**138,884**
France—8.2%		
BNP Paribas	1,406	113,667
Bouygues	1,830	89,395
Sanofi-Aventis	1,910	167,177
Schneider Electric	640	57,039
Societe Generale	1,000	122,893
Total	581	145,825
Vivendi Universal	4,740	148,347
		844,343

Common Stocks (continued)	Shares	Value ($)
Germany–6.9%		
BASF	2,000	153,078
Continental	1,630	144,405
DaimlerChrysler	1,000	51,026
E.ON	1,330	137,585
SAP	360	65,217
Schering	1,580	105,682
ThyssenKrupp	2,930	61,064
		718,057
Greece–.9%		
Coca-Cola Hellenic Bottling	3,300	**97,113**
Hong Kong–1.4%		
China Mobile (Hong Kong)	30,800	**145,588**
Italy–2.4%		
Banca Intesa	20,660	109,354
Capitalia	8,600	49,741
ENI	3,010	83,416
		242,511
Japan–23.8%		
Astellas Pharma	2,100	81,847
Canon	3,000	175,387
Daiwa Securities Group	6,000	67,969
Denso	2,000	68,968
Eisai	2,800	117,433
Fujitsu	12,000	91,303
Honda Motor	2,800	159,661
Hoya	4,000	143,698
JFE Holdings	3,900	130,855
Matsushita Electric Industrial	6,000	115,653
Mitsubishi	12,000	265,368
Mitsubishi Electric	7,000	49,523
Mitsui & Co.	7,000	89,854
Santen Pharmaceutical	2,300	62,165
Sanyo Shinpan Finance	900	64,512

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Sumitomo Electric Industries	10,600	160,852
Sumitomo Rubber Industries	5,000	71,171
Takeda Pharmaceutical	2,600	140,546
Tokyo Electron	1,000	62,783
Toshiba	13,000	77,543
TV Asahi	26	64,546
Yamada Denki	1,600	200,093
		2,461,730
Netherlands−2.6%		
ING Groep	6,220	215,561
Royal Dutch Shell, Cl. A	1,750	53,362
		268,923
Norway−1.8%		
Norsk Hydro	540	55,418
Orkla	2,000	82,782
Telenor	5,300	51,998
		190,198
Spain−3.5%		
ACS	2,800	90,115
Banco Santander Central Hispano	3,880	51,170
Gestevision Telecinco	3,820	96,330
Repsol YPF	4,310	125,764
		363,379
Sweden−2.6%		
Telefonaktiebolaget LM Ericsson, Cl. B	28,900	99,234
Volvo, Cl. B	3,700	174,282
		273,516
Switzerland−7.8%		
Baloise Holding	990	57,773
Compagnie Financiere Richemont, Cl. A	2,330	101,335
Credit Suisse Group	3,360	171,168
Logitech International	1,160 [a]	54,463
Nestle	270	80,680

Common Stocks (continued)	Shares	Value ($)
Switzerland (continued)		
Novartis	2,930	153,829
Roche Holding	460	69,007
UBS	628	59,734
Zurich Financial Services	290	61,740
		809,729
United Kingdom—19.6%		
AstraZeneca	5,250	255,474
Aviva	3,900	47,294
BAE Systems	11,830	77,681
Barclays	4,759	50,016
BP	23,923	254,718
British American Tobacco	7,690	171,958
BT Group	25,040	95,941
Diageo	8,500	123,181
GlaxoSmithKline	3,900	98,546
HBOS	4,650	79,425
International Power	19,160	78,932
Old Mutual	22,050	62,487
Rolls-Royce Group	12,300	90,448
Royal Bank of Scotland Group	1,800	54,338
Sage Group	13,230	58,713
Schroders	3,100	50,657
Tesco	9,910	56,508
Vodafone Group	66,520	143,598
Xstrata	7,600	177,790
		2,027,705
Total Common Stocks		
(cost $7,388,065)		**9,972,831**

Preferred Stocks—.5%		
Germany;		
Fresenius		
(cost $49,246)	390	**52,772**

Short-Term Investments–4.5%	Principal Amount ($)	Value ($)
Commercial Paper;		
Cafco LLC 4.12%, 1/3/2006 (cost $468,893)	469,000	**468,893**
Total Investments (cost $7,906,204)	**101.3%**	**10,494,496**
Liabilities, Less Cash and Receivables	**(1.3%)**	**(133,800)**
Net Assets	**100.0%**	**10,360,696**

[a]   *Non-income producing.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Health Care	11.5	Automobiles	5.1
Energy	8.4	Electrical and Electronics	4.8
Miscellaneous	7.8	Short-Term Investments	4.5
Financial Services	6.9	Misc. Materials and Commodities	3.2
Telecommunications	6.2	Other	31.1
Banking	5.9		
Beverages and Tobacco	5.9		**101.3**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	7,906,204	10,494,496
Cash		2,327
Dividends receivable		13,919
Prepaid expenses		268
		10,511,010
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		9,102
Payable for investment securities purchased		79,931
Payable for shares of Beneficial Interest redeemed		21,840
Accrued expenses		39,441
		150,314
Net Assets ($)		**10,360,696**
Composition of Net Assets ($):		
Paid-in capital		12,659,425
Accumulated undistributed investment income–net		73,133
Accumulated net realized gain (loss) on investments		(4,959,932)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		2,588,070
Net Assets ($)		**10,360,696**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	8,096,373	2,264,323
Shares Outstanding	494,926	138,360
Net Asset Value Per Share ($)	**16.36**	**16.37**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended December 31, 2005

Investment Income ($):	
Income:	
Cash dividends (net of $23,743 foreign taxes withheld at source)	211,852
Interest	8,049
Total Income	**219,901**
Expenses:	
Investment advisory fee–Note 3(a)	96,732
Custodian fees	34,051
Auditing fees	26,435
Distribution fees–Note 3(b)	5,033
Prospectus and shareholders' reports	4,430
Shareholder servicing costs–Note 3(b)	1,541
Trustees' fees and expenses–Note 3(c)	622
Legal fees	256
Loan commitment fees–Note 2	42
Miscellaneous	11,315
Total Expenses	**180,457**
Less–waiver of fees due to undertaking–Note 3(a)	(35,358)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(993)
Net Expenses	**144,106**
Investment Income–Net	**75,795**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	878,688
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	332,455
Net Realized and Unrealized Gain (Loss) on Investments	**1,211,143**
Net Increase in Net Assets Resulting from Operations	**1,286,938**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2005	2004
Operations ($):		
Investment income—net	75,795	56,173
Net realized gain (loss) on investments	878,688	1,696,837
Net unrealized appreciation (depreciation) on investments	332,455	79,487
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,286,938**	**1,832,497**
Dividends to Shareholders from ($):		
Investment income—net:		
Initial shares	(44,227)	(34,898)
Service shares	(11,460)	(10,268)
Total Dividends	**(55,687)**	**(45,166)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	1,728,396	1,325,511
Service shares	371,568	580,082
Dividends reinvested:		
Initial shares	44,227	34,898
Service shares	11,460	10,268
Cost of shares redeemed:		
Initial shares	(1,988,891)	(1,871,288)
Service shares	(765,231)	(706,880)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(598,471)**	**(627,409)**
Total Increase (Decrease) in Net Assets	**632,780**	**1,159,922**
Net Assets ($):		
Beginning of Period	9,727,916	8,567,994
End of Period	**10,360,696**	**9,727,916**
Undistributed investment income—net	73,133	55,554

	Year Ended December 31,	
	2005	2004
Capital Share Transactions:		
Initial Shares		
Shares sold	117,732	105,180
Shares issued for dividends reinvested	3,090	2,807
Shares redeemed	(132,803)	(148,927)
Net Increase (Decrease) in Shares Outstanding	**(11,981)**	**(40,940)**
Service Shares		
Shares sold	24,455	45,252
Shares issued for dividends reinvested	801	825
Shares redeemed	(52,793)	(56,272)
Net Increase (Decrease) in Shares Outstanding	**(27,537)**	**(10,195)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	14.46	11.83	8.72	11.97	17.00
Investment Operations:					
Investment income (loss)−net [a]	.12	.08	.06	.01	(.02)
Net realized and unrealized gain (loss) on investments	1.86	2.61	3.06	(3.26)	(5.00)
Total from Investment Operations	1.98	2.69	3.12	(3.25)	(5.02)
Distributions:					
Dividends from investment income−net	(.08)	(.06)	(.01)	−	(.01)
Net asset value, end of period	16.36	14.46	11.83	8.72	11.97
Total Return (%)	13.80	22.85	35.81	(27.15)	(29.56)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.82	2.11	2.41	2.01	2.22
Ratio of net expenses to average net assets	1.49	1.49	1.50	1.50	1.50
Ratio of net investment income (loss) to average net assets	.79	.64	.66	.06	(.13)
Portfolio Turnover Rate	62.51	90.61	145.42	226.63	201.61
Net Assets, end of period ($ x 1,000)	8,096	7,329	6,483	5,103	9,099

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

	Year Ended December 31,				
Service Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	14.46	11.84	8.72	11.98	17.00
Investment Operations:					
Investment income (loss)−net[a]	.11	.08	.06	.01	(.06)
Net realized and unrealized gain (loss) on investments	1.88	2.60	3.07	(3.27)	(4.95)
Total from Investment Operations	1.99	2.68	3.13	(3.26)	(5.01)
Distributions:					
Dividends from investment income−net	(.08)	(.06)	(.01)	−	(.01)
Net asset value, end of period	16.37	14.46	11.84	8.72	11.98
Total Return (%)	13.87	22.74	35.92	(27.21)	(29.50)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.05	2.36	2.66	2.26	2.55
Ratio of net expenses to average net assets	1.49	1.49	1.50	1.50	1.50
Ratio of net investment income (loss) to average net assets	.75	.61	.64	.05	(.46)
Portfolio Turnover Rate	62.51	90.61	145.42	226.63	201.61
Net Assets, end of period ($ x 1,000)	2,264	2,399	2,085	1,602	1,504

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the Founders International Equity Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide long-term growth of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Founders Asset Management LLC ("Founders") serves as the portfolio's sub-investment adviser. Founders is a wholly-owned subsidiary of Dreyfus Service Corporation, which is a wholly-owned subsidiary of Dreyfus.

Dreyfus Service Corporation (the "Distributor") is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series' are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Forward currency exchange contracts are valued at the forward rate. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income–net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $73,133, accumulated capital losses $4,949,713 and unrealized appreciation $2,577,851.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2005. If not applied, $1,947,385 of the carryover expires in fiscal 2009, $1,508,081 expires in fiscal 2010 and $1,494,247 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2005 and December 31, 2004 were as follows: ordinary income $55,687 and $45,166, respectively.

During the period ended December 31, 2005, as a result of permanent book to tax differences, primarily due to the tax treatment for foreign currency transactions, the portfolio decreased accumulated undistributed investment income-net by $2,529 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing. During the period ended December 31, 2005, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of 1% of the value of the portfolio's average daily net assets and is payable monthly.

Dreyfus has agreed, from January 1, 2005 to December 31, 2006, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1.50% of the value of the average daily net assets of their class. During the period ended December 31, 2005, Dreyfus waived receipt of fees and assumed expenses of the portfolio of $35,358, pursuant to the undertaking.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Founders, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the portfolio's average daily net assets, computed at the following annual rates:

Average Net Assets	
0 to $100 million	.35%
$100 million to $1 billion	.30%
$1 billion to $1.5 billion	.26%
In excess of $1.5 billion	.20%

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2005, Service shares were charged $5,033 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2005, the portfolio was charged $51 pursuant to the transfer agency agreement.

During the period ended December 31, 2005, the portfolio was charged $3,762 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $8,786, chief compliance officer fees $1,858, Rule 12b-1 distribution plan fees $481 and transfer agency per account fees $9, which are offset against an expense reimbursement currently in effect in the amount of $2,032.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2005, amounted to $5,889,414 and $6,564,402, respectively.

At December 31, 2005, the cost of investments for federal income tax purposes was $7,916,423 accordingly, accumulated net unrealized appreciation on investments was $2,578,073, consisting of $2,597,471 gross unrealized appreciation and $19,398 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Investment Portfolios,
Founders International Equity Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Investment Portfolios, Founders International Equity Portfolio (one of the funds comprising Dreyfus Investment Portfolios) as of December 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2005 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Investment Portfolios, Founders International Equity Portfolio at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 6, 2006

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the portfolio elects to provide each shareholder with their portion of the portfolio's foreign taxes paid and the income sourced from foreign countries. Accordingly, the portfolio hereby makes the following designations regarding its fiscal year ended December 31, 2005:

—the total amount of taxes paid to foreign countries was $23,541.

—the total amount of income sourced from foreign countries was $94,789.

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign source income for the 2005 calendar year with Form 1099-DIV which will be mailed by January 31, 2006.

INFORMATION ABOUT THE REVIEW
AND APPROVAL OF THE PORTFOLIO'S
INVESTMENT ADVISORY AGREEMENT (Unaudited)

At separate meetings of the Board of Trustees of Dreyfus Investment Portfolios (the "Company") held on July 12-13, 2005, the Board considered the re-approval of the portfolio's Investment Advisory Agreement for another one year term, pursuant to which the Manager provides the portfolio with investment advisory and administrative services, and of the Sub-Investment Advisory Agreement between the Manager and Founders Asset Management LLC ("Founders"), an affiliate of the Manager, pursuant to which Founders provides day-to-day management of the portfolio's portfolio. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Company, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolio. The Board members received a presentation from representatives of the Manager regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio pursuant to the portfolio's Investment Advisory Agreement, and by Founders pursuant to the Sub-Investment Advisory Agreement. The Manager's representatives reviewed the portfolio's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board members noted that the portfolio's shares are offered only to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the portfolio. The Board also reviewed the number of shareholder accounts in the portfolio, as well as the portfolio's asset size.

The Board members also considered the Manager's and Founder's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day portfolio operations, including portfolio accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure, as well as the Manager's supervisory activities over Founders.

<u>Comparative Analysis of the Portfolio's Performance and Investment Advisory Fee and Expense Ratio.</u> The Board members reviewed the portfolio's performance, advisory fee and expense ratio and placed significant emphasis on comparisons to two groups of comparable funds and to Lipper averages (with respect to performance only). The Manager's representatives advised the Board members that the first comparison group of funds includes funds in the applicable Lipper category that are not subject to a Rule 12b-1 plan (collectively, "Comparison Group I") and that the second comparison group of funds includes funds in the applicable Lipper category that are subject to a Rule 12b-1 plan (collectively, "Comparison Group II"). Each group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the portfolio. The Board members did not rely on comparisons to Lipper averages with respect to the portfolio's expense ratio because the average expense ratio of the applicable Lipper category for variable insurance products reflects not only expenses of mutual funds offered to fund variable annuity contracts and variable life insurance policies but also expenses of the separate accounts in which this type of mutual fund is offered.

The Board members discussed the results of the comparisons for various periods ended May 31, 2005, and noted that the total return performance of the portfolio's Initial shares (which are not subject to a Rule 12b-1 plan) was above the average of Comparison Group I for the one-year period and was below the averages of Comparison Group I for the three- and five-year periods, and that the total return performance of the portfolio's Service shares (which are subject to a Rule 12b-1 plan) was above the Comparison Group II averages for the one- and three-year periods and was below the Comparison Group II average for the five-year period. It was noted that the five-year total return performance of the portfolio's Service shares reflects the performance of the portfolio's Initial shares prior to December 31, 2000 (at which time the portfolio began offering Service shares) and reflects the performance of the portfolio's Service shares thereafter. The Board also noted that Lipper had reclassified the portfolio into the "international core-variable insurance products" funds category from the "international growth-variable insurance products" funds category after the Board had selected the comparison groups, and that performance information was given for both Lipper categories. The Board noted that the total return performance of the portfolio's Initial shares and Service shares was above the Comparison Group I and Comparison Group II averages of both Lipper categories for the one-year period, and was below the Comparison Group I and Comparison Group II averages for both Lipper categories for the three- and five-year periods.

The Board members also discussed the portfolio's expense ratios, noting that the expense ratio of the portfolio's Initial shares was higher than the average expense ratio of Comparison Group I, and that the expense ratio of the portfolio's Service shares was higher than the average expense ratio of Comparison Group II. The Board reviewed the range of management fees in each comparison group, noting that the portfolio's advisory fee ranked in the bottom half (i.e., higher than or the same as a majority of other funds) in each comparison group. The Board members also considered the Manager's contractual undertaking for the portfolio in effect through December 31, 2005.

Representatives of the Manager noted that the Manager or its affiliates do not manage other mutual funds or accounts with similar investment objectives, policies and strategies as the portfolio.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's

representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the portfolio. The Board members evaluated the analysis in light of the relevant circumstances for the portfolio, and the extent to which economies of scale would be realized as the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager and Founders from acting as investment adviser and sub-investment adviser, respectively, to the portfolio, including soft dollar arrangements with respect to trading of the portfolio's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the portfolio as part of their evaluation of whether the fee under the Investment Advisory Agreement and the Sub-Investment Advisory Agreement bears a reasonable relationship to the mix of services provided by the Manager and Founders, including the nature, extent and quality of such services and that discussions of economies of scale historically have been predicated on increasing assets and that, if a portfolio's assets had been decreasing, the extent to which the Manager may have realized any economies of scale would be less. Since the Manager, and not the portfolio, pays Founders pursuant to the Sub-Investment Advisory Agreement, the Board did not consider Founders' profitability to be relevant to their deliberations. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the portfolio was not unreasonable given the portfolio's overall performance and generally superior service levels provided. The Board also noted the current fee waiver and expense reimbursement arrangement and its effect on the profitability of the Manager.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the portfolio's Investment Advisory Agreement and Sub-Investment Advisory Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations with respect to the portfolio.

• The Board concluded that the nature, extent and quality of the services provided by the Manager and Founders to the portfolio are adequate and appropriate.

• The Board was satisfied with the portfolio's overall total return performance.

• The Board concluded that the advisory fee paid to the Manager by the portfolio was reasonable in light of comparative performance and expense and advisory fee information, including the Manager's current undertaking to limit the portfolio's expense ratio, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the portfolio.

• The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the portfolio had been adequately considered by the Manager in connection with the advisory fee rate charged to the portfolio, and that, to the extent in the future it were determined that material economies of scale had not been shared with the portfolio, the Board would seek to have those economies of scale shared with the portfolio.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the portfolio's Investment Advisory Agreement and Sub-Investment Advisory Agreement were in the best interests of the portfolio and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1998)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

———————————

Clifford L. Alexander, Jr. (72)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 66

———————————

Lucy Wilson Benson (78)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director Emeritus
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Trustee Emeritus
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 40

David W. Burke (69)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 84

Whitney I. Gerard (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 38

Arthur A. Hartman (79)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

Other Board Memberships and Affiliations:
• APCO Associates Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 38

George L. Perry (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 38

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director-Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager - Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager — Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager - Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
Investment Portfolios,
Founders International
Equity Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Founders Asset Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0177AR1205

Dreyfus Investment Portfolios, MidCap Stock Portfolio

ANNUAL REPORT December 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Investment Portfolios, MidCap Stock Portfolio, covering the 12-month period from January 1, 2005, through December 31, 2005. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, John O'Toole.

Stocks generally absorbed both good and bad news in 2005 to post modestly positive total returns. On the plus side, an expanding U.S. economy and low inflation helped support corporate earnings in most industry groups. Negative influences included rising short-term interest rates and escalating energy prices, which many analysts feared might erode corporate profits. In addition, hurricanes Katrina, Rita and Wilma disrupted economic activity along the Gulf Coast.

We expect the U.S. economy to continue its moderate expansion in 2006, fueled in part by a rebound in corporate capital spending and exports. The labor market likely will remain relatively strong while inflation should stay low, supporting consumers' real incomes. Risks in the new year include the possible end of the boom in the housing market, where we believe prices are more likely to stall than plunge.

As always, we encourage you to speak with your financial consultant about how these and other market forces may affect your investments. Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 17, 2006



DISCUSSION OF PERFORMANCE

John O'Toole, Portfolio Manager

How did Dreyfus Investment Portfolios, MidCap Stock Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2005, the portfolio's Initial shares produced a total return of 9.17%, and its Service shares produced a total return of 8.93%.[1] This compares with the total return of 12.56% provided by the portfolio's benchmark, the Standard & Poor's MidCap 400 Index (the "S&P 400), for the same period.[2]

We attribute the market's rise primarily to sustained U.S. economic growth and better-than-expected corporate earnings reports. The stock market responded favorably to these conditions, with midcap stocks out-performing their small- and large-cap counterparts. The portfolio benefited from the trend in favor of midcap stocks, capturing particularly strong gains in the energy and technology sectors. However, the portfolio's performance was hindered by relatively light exposure to high-flying coal stocks, the purchase of a few producer goods holdings and by declines in some interest-rate-sensitive financial investments. As a result, the portfolio delivered more modest returns than its benchmark.

What is the portfolio's investment approach?

The portfolio normally invests at least 80% of its assets in growth and value stocks of midsize companies, which are chosen through a disciplined process that combines computer modeling techniques, fundamental analysis and risk management.

In selecting securities, our investment team uses a computer model to identify and rank stocks within an industry or sector, based on:

• *Value,* or how a stock is priced relative to its perceived intrinsic worth;

• *Growth,* in this case the sustainability or growth of earnings; and

• *Financial Profile,* which measures the financial health of the company.

We then use fundamental analysis to select the most attractive of the higher ranked securities, drawing on a variety of sources, including internal as well as Wall Street research and company management. We attempt to manage risk by diversifying across companies and industries, limiting the potential adverse impact from any one stock or industry. The portfolio is structured so that its sector weightings and risk characteristics, such as growth, size, quality and yield, are similar to those of the S&P 400.

What other factors influenced the portfolio's performance?

Higher oil and gas prices amid robust industrial demand for energy fueled record profits for many energy-related companies during 2005. As a result, energy stocks generated greater gains than other market sectors within the portfolio's benchmark. What's more, the portfolio's energy-related results exceeded those of the benchmark's energy components due to favorable individual stock selections, such as refinery operator Tesoro and diversified oil and gas company Energen.

Our security selection strategy also enabled the portfolio to outperform its benchmark in the technology sector. Top technology performers in 2005 included computer disk drive maker Western Digital, communication product developer Harris, and digital storage system maker Storage Technology, which benefited from a buyout offer from Sun Microsystems. Other holdings that notably contributed to the portfolio's gains included medical services provider Coventry Health Care and natural foods supermarket chain Whole Foods Market, which rose on the strength of its successful program of geographic expansion. Both of these issues were sold during the reporting period.

On the negative side, the portfolio limited its exposure to the coal industry where certain individual stock prices failed to meet the portfolio's disciplined, valuation-conscious investment criteria. However, coal stocks continued to rise as energy users looked for alternatives to high oil and gas prices. As a result, the portfolio's performance in the producer goods sector suffered relative to the benchmark. Among other producer goods companies, purchase of shares in two residential construction firms, Toll Brothers and Standard-Pacific, which was sold after the reporting period, proved disappointing. Finally, in the financials sector, a few holdings further detracted from relative performance.

These included mortgage lender New Century Financial, which was undermined by rising short-term interest rates; and Puerto Rican-based savings and loan Doral Financial, which declined in response to accounting issues. Both of these issues were sold during the reporting period.

What is the portfolio's current strategy?

The U.S. economy recently has shown signs of shifting from the early, recovery part of its cycle to a slower, steadier growth phase. In light of this development, the stock market currently appears to be favoring companies that historically have provided clear earnings visibility and the ability to deliver consistently positive financial results over the long term. We believe that this environment favors the portfolio's disciplined investment approach. Specifically, we have continued to maintain a highly diversified and sector-neutral portfolio that seeks to invest in companies with consistent earnings histories and solid business prospects. At the same time, we also have remained fully committed to the portfolio's midcap investment focus, where we have continued to find attractive investment opportunities among companies offering the high growth potential of smaller enterprises with the track record and management expertise of larger, better-established firms.

January 17, 2006

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, MidCap Stock Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through January 31, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's MidCap 400 Index is a widely accepted, unmanaged total return index measuring the performance of the midsize-company segment of the U.S. market.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Investment Portfolios, MidCap Stock Portfolio Initial shares and Service shares and the Standard & Poor's MidCap 400 Index

Average Annual Total Returns *as of 12/31/05*

	Inception Date	1 Year	5 Years	From Inception
Initial shares	**5/1/98**	**9.17%**	**6.86%**	**6.58%**
Service shares	**5/1/98**	**8.93%**	**6.67%**	**6.45%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† Source: Lipper Inc.

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Investment Portfolios, MidCap Stock Portfolio on 5/1/98 (inception date of Initial shares) to a $10,000 investment made in the Standard & Poor's MidCap 400 Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2005 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is a widely accepted, unmanaged total return index measuring the performance of the midsize company segment of the U.S. stock market and does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Investment Portfolios, MidCap Stock Portfolio from July 1, 2005 to December 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.12	$ 5.21
Ending value (after expenses)	$1,069.80	$1,068.40

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.02	$ 5.09
Ending value (after expenses)	$1,021.22	$1,020.16

† *Expenses are equal to the portfolio's annualized expense ratio of .79% for Initial shares and 1.00% for Service shares, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Common Stocks—97.7%	Shares	Value ($)
Consumer Cyclical—13.9%		
Abercrombie & Fitch, Cl. A	66,200	4,314,916
Aeropostale	77,500 [a]	2,038,250
American Eagle Outfitters	155,900	3,582,582
Applebee's International	105,800	2,390,022
Autoliv	47,400	2,152,908
Barnes & Noble	69,800	2,978,366
BorgWarner	35,800	2,170,554
CDW	83,500	4,807,095
Chico's FAS	77,700 [a]	3,413,361
Choice Hotels International	70,400 [b]	2,939,904
Claire's Stores	116,800	3,412,896
Domino's Pizza	81,100	1,962,620
Genuine Parts	37,300	1,638,216
Guitar Center	43,900 [a]	2,195,439
Harman International Industries	36,600	3,581,310
Hibbett Sporting Goods	57,650 [a]	1,641,872
HNI	42,200	2,318,046
K-Swiss, Cl. A	52,700	1,709,588
Michaels Stores	112,600	3,982,662
Pacific Sunwear of California	79,300 [a]	1,976,156
Penn National Gaming	78,400 [a]	2,583,280
Polaris Industries	34,800 [b]	1,746,960
Sonic	54,200 [a]	1,598,900
Toro	43,600	1,908,372
		63,044,275
Consumer Staples—2.0%		
Gold Kist	158,000 [a]	2,362,100
Hormel Foods	141,900	4,637,292
Pilgrim's Pride	62,000 [b]	2,055,920
		9,055,312
Energy—10.0%		
Energen	46,400	1,685,248
Hydril	45,200 [a]	2,829,520
Lone Star Technologies	46,900 [a]	2,422,854
Newfield Exploration	83,300 [a]	4,170,831
NiSource	97,900	2,042,194
Noble Energy	80,900	3,260,270

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Oneok	74,100	1,973,283
Pioneer Natural Resources	66,400 b	3,404,328
Plains Exploration & Production	82,000 a	3,257,860
Pride International	174,000 a	5,350,500
Questar	48,700	3,686,590
Southwestern Energy	67,100 a	2,411,574
Tesoro	45,000	2,769,750
UGI	109,400	2,253,640
Unit	18,700 a	1,029,061
Veritas DGC	77,700 a	2,757,573
		45,305,076
Health Care−11.4%		
Alkermes	124,500 a	2,380,440
Apria Healthcare Group	29,300 a	706,423
Barr Pharmaceuticals	77,400 a	4,821,246
Covance	51,400 a	2,495,470
Dade Behring Holdings	54,400	2,224,416
Edwards Lifesciences	54,800 a	2,280,228
Endo Pharmaceuticals Holdings	59,500 a	1,800,470
Hospira	68,900 a	2,947,542
Humana	53,500 a	2,906,655
Invitrogen	55,100 a,b	3,671,864
Kindred Healthcare	47,700 a	1,228,752
King Pharmaceuticals	68,300 a	1,155,636
Laboratory Corp. of America Holdings	61,100 a	3,290,235
Magellan Health Services	97,500 a	3,066,375
Sepracor	70,400 a,b	3,632,640
Sybron Dental Specialties	56,300 a	2,241,303
Thermo Electron	89,400 a	2,693,622
United Therapeutics	25,500 a,b	1,762,560
Varian Medical Systems	87,100 a	4,384,614
WellCare Health Plans	46,400 a	1,895,440
		51,585,931
Interest Sensitive−18.6%		
AG Edwards	70,800	3,317,688
AMB Property	50,800	2,497,836

Common Stocks (continued)	Shares	Value ($)
Interest Sensitive (continued)		
American Capital Strategies	54,500	1,973,445
American Financial Group/OH	116,000	4,443,960
AmeriCredit	154,800 a,b	3,967,524
Bank of Hawaii	75,000	3,865,500
CBL & Associates Properties	76,900	3,038,319
City National/Beverly Hills, CA	24,900	1,803,756
Colonial BancGroup	144,900	3,451,518
Colonial Properties Trust	23,300	978,134
Dime Bancorp (Warrants)	19,900 a	2,587
Downey Financial	32,200 b	2,202,158
Essex Property Trust	23,000	2,120,600
Federated Investors, Cl. B	71,000	2,629,840
First Marblehead	25,700 b	844,502
FirstFed Financial	57,500 a	3,134,900
Hanover Insurance Group	89,300	3,730,061
IndyMac Bancorp	64,900	2,532,398
Janus Capital Group	117,000	2,179,710
Kimco Realty	50,500	1,620,040
Legg Mason	18,000	2,154,420
Lincoln National	60,400	3,203,012
Mercury General	35,000	2,037,700
Pennsylvania Real Estate Investment Trust	66,600	2,488,176
Philadelphia Consolidated Holding	26,000 a,b	2,513,940
Selective Insurance Group	42,200	2,240,820
State Auto Financial	66,400	2,420,944
SVB Financial Group	57,200 a	2,679,248
Synovus Financial	121,600	3,284,416
Unitrin	55,400	2,495,770
Weingarten Realty Investors	108,500 b	4,102,385
Wilmington Trust	101,500	3,949,365
		83,904,672
Producer Goods−15.4%		
Brady, Cl. A	56,500	2,044,170
CH Robinson Worldwide	132,400 b	4,902,772
Commercial Metals	40,900	1,535,386
Eagle Materials	20,900 b	2,557,324

Common Stocks (continued)	Shares	Value ($)
Producer Goods (continued)		
Energizer Holdings	49,300 a	2,454,647
Florida Rock Industries	37,650	1,847,109
FMC	63,000 a	3,349,710
Graco	52,300	1,907,904
Joy Global	74,550	2,982,000
Kennametal	36,300	1,852,752
Landstar System	51,900	2,166,306
Lennar, Cl. A	51,000	3,112,020
Overseas Shipholding Group	58,300	2,937,737
Packaging Corp. of America	89,800	2,060,910
Peabody Energy	65,000	5,357,300
Quanex	36,300	1,813,911
Scotts Miracle-Gro, Cl. A	60,900	2,755,116
Sherwin-Williams	42,600	1,934,892
Sigma-Aldrich	36,400	2,303,756
Silgan Holdings	53,100	1,917,972
Standard-Pacific	65,400	2,406,720
Stanley Works	57,800	2,776,712
Teledyne Technologies	58,800 a	1,711,080
Teleflex	32,800	2,131,344
Temple-Inland	33,300	1,493,505
Toll Brothers	54,800 a	1,898,272
Watsco	37,500	2,242,875
Yellow Roadway	69,000 a	3,078,090
		69,532,292
Services—8.9%		
Bright Horizons Family Solutions	39,600 a	1,467,180
Catalina Marketing	69,000	1,749,150
Cognizant Technology Solutions, Cl. A	98,200 a	4,944,370
Copart	125,200 a	2,887,112
Corporate Executive Board	30,900	2,771,730
Education Management	65,600 a	2,198,256
Equifax	70,500	2,680,410
Getty Images	31,200 a	2,785,224
Global Payments	69,700	3,248,717
ITT Educational Services	53,800 a	3,180,118
John H. Harland	43,600	1,639,360

Common Stocks (continued)	Shares	Value ($)
Services (continued)		
NAVTEQ	28,200 [a]	1,237,134
Republic Services	95,100	3,571,005
Rollins	66,600	1,312,686
Washington Post, Cl. B	5,900	4,513,500
		40,185,952
Technology—12.3%		
Adtran	37,100	1,103,354
Amphenol, Cl. A	82,100	3,633,746
Arrow Electronics	159,600 [a]	5,111,988
Avnet	124,000 [a]	2,968,560
Cadence Design Systems	188,500 [a]	3,189,420
Cymer	56,800 [a]	2,016,968
Harris	147,300	6,335,373
Imation	55,200	2,543,064
Lam Research	71,000 [a]	2,533,280
MEMC Electronic Materials	114,500 [a]	2,538,465
Microchip Technology	68,000	2,186,200
Novell	290,100 [a]	2,561,583
SanDisk	72,600 [a]	4,560,732
Silicon Laboratories	75,700 [a]	2,775,162
Sybase	156,800 [a]	3,427,648
Tech Data	66,200 [a]	2,626,816
Transaction Systems Architects	88,300 [a]	2,542,157
Western Digital	153,400 [a]	2,854,774
		55,509,290
Utilities—5.2%		
Black Hills	83,400	2,886,474
CenturyTel	83,800	2,778,808
Great Plains Energy	105,800	2,958,168
NRG Energy	63,600 [a,b]	2,996,832
Pinnacle West Capital	54,100	2,237,035
SCANA	101,400	3,993,132
TECO Energy	117,600	2,020,368
WPS Resources	69,900 [b]	3,866,169
		23,736,986
Total Common Stocks		
(cost $394,306,310)		**441,859,786**

Short-Term Investment–1.2%	Principal Amount ($)	Value ($)
Repurchase Agreement;		
Greenwich Capital Markets, 3.45%, dated 12/30/2005, due 1/3/2006 in the amount of $5,452,089 (fully collateralized by $4,355,000 Federal Home Loan Mortgage Corp., Bonds, 6.75%, due 3/15/2031, value $5,559,452) (cost $5,450,000)	5,450,000	**5,450,000**

Investment of Cash Collateral for Securities Loaned–3.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $16,235,817)	16,235,817 ᶜ	**16,235,817**
Total Investments (cost $415,992,127)	**102.5%**	**463,545,603**
Liabilities, Less Cash and Receivables	**(2.5%)**	**(11,492,241)**
Net Assets	**100.0%**	**452,053,362**

ᵃ *Non-income producing.*

ᵇ *All or a portion of these securities are on loan. At December 31, 2005, the total market value of the portfolio's securities on loan is $18,295,067 and the total market value of the collateral held by the portfolio is $18,915,106, consisting of cash collateral of $16,235,817 and U.S. Government and agency securities valued at $2,679,289.*

ᶜ *Investment in affiliated money market mutual fund.*

Portfolio Summary †

	Value (%)		Value (%)
Interest Sensitive	18.6	Services	8.9
Producer Goods	15.4	Utilities	5.2
Consumer Cyclical	13.9	Short-Term/Money	
Technology	12.3	Market Investments	4.8
Health Care	11.4	Consumer Staples	2.0
Energy	10.0		**102.5**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $18,295,067)–Note 1(b):		
Unaffiliated issuers	399,756,310	447,309,786
Affiliated issuers	16,235,817	16,235,817
Cash		51,303
Receivable for investment securities sold		9,251,946
Dividends and interest receivable		406,734
Receivable for shares of Beneficial Interest subscribed		14,438
Prepaid expenses		10,124
		473,280,148
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		318,535
Liability for securities on loan–Note 1(b)		16,235,817
Payable for investment securities purchased		4,125,975
Payable for shares of Beneficial Interest redeemed		488,125
Accrued expenses		58,334
		21,226,786
Net Assets ($)		**452,053,362**
Composition of Net Assets ($):		
Paid-in capital		330,370,552
Accumulated undistributed investment income–net		1,562,813
Accumulated net realized gain (loss) on investments		72,566,521
Accumulated net unrealized appreciation (depreciation) on investments		47,553,476
Net Assets ($)		**452,053,362**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	362,789,279	89,264,083
Shares Outstanding	18,940,176	4,682,700
Net Asset Value Per Share ($)	**19.15**	**19.06**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2005

Investment Income ($):	
Income:	
Cash dividends (net of $1,051 foreign taxes withheld at source)	5,107,193
Interest	146,339
Income from securities lending	28,108
Total Income	**5,281,640**
Expenses:	
Investment advisory fee—Note 3(a)	3,246,675
Distribution fees—Note 3(b)	210,152
Prospectus and shareholders' reports	63,003
Professional fees	51,150
Custodian fees—Note 3(b)	40,549
Trustees' fees and expenses—Note 3(c)	10,069
Shareholder servicing costs—Note 3(b)	3,997
Registration fees	1,930
Miscellaneous	13,659
Total Expenses	**3,641,184**
Less—waiver of fees due to undertaking—Note 3(a)	(37,454)
Less—reduction in custody fees due to earnings credits—Note 1(b)	(1,063)
Net Expenses	**3,602,667**
Investment Income–Net	**1,678,973**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	72,458,985
Net unrealized appreciation (depreciation) on investments	(35,672,859)
Net Realized and Unrealized Gain (Loss) on Investments	**36,786,126**
Net Increase in Net Assets Resulting from Operations	**38,465,099**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2005	2004
Operations ($):		
Investment income—net	1,678,973	1,483,312
Net realized gain (loss) on investments	72,458,985	35,312,341
Net unrealized appreciation (depreciation) on investments	(35,672,859)	16,976,570
Net Increase (Decrease) in Net Assets Resulting from Operations	**38,465,099**	**53,772,223**
Dividends to Shareholders from ($):		
Investment income—net:		
Initial shares	(105,741)	(1,247,333)
Service shares	–	(140,525)
Net realized gain on investments:		
Initial shares	(1,407,926)	(8,014,833)
Service shares	(339,127)	(1,899,359)
Total Dividends	**(1,852,794)**	**(11,302,050)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	33,046,475	38,662,714
Service shares	11,856,989	26,036,803
Dividends reinvested:		
Initial shares	1,513,667	9,262,166
Service shares	339,127	2,039,884
Cost of shares redeemed:		
Initial shares	(46,371,291)	(39,708,550)
Service shares	(11,602,504)	(12,581,127)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(11,217,537)**	**23,711,890**
Total Increase (Decrease) in Net Assets	**25,394,768**	**66,182,063**
Net Assets ($):		
Beginning of Period	426,658,594	360,476,531
End of Period	**452,053,362**	**426,658,594**
Undistributed investment income—net	1,562,813	117,705

	Year Ended December 31,	
	2005	2004
Capital Share Transactions:		
Initial Shares		
Shares sold	1,864,146	2,387,774
Shares issued for dividends reinvested	87,850	531,785
Shares redeemed	(2,589,219)	(2,450,805)
Net Increase (Decrease) in Shares Outstanding	**(637,223)**	**468,754**
Service Shares		
Shares sold	668,722	1,619,530
Shares issued for dividends reinvested	19,751	117,505
Shares redeemed	(655,124)	(778,615)
Net Increase (Decrease) in Shares Outstanding	**33,349**	**958,420**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	17.62	15.82	12.04	13.80	14.29
Investment Operations:					
Investment income–net[a]	.08	.07	.04	.04	.03
Net realized and unrealized gain (loss) on investments	1.53	2.22	3.78	(1.76)	(.50)
Total from Investment Operations	1.61	2.29	3.82	(1.72)	(.47)
Distributions:					
Dividends from investment income–net	(.01)	(.07)	(.04)	(.04)	(.02)
Dividends from net realized gain on investments	(.07)	(.42)	–	–	–
Total Distributions	(.08)	(.49)	(.04)	(.04)	(.02)
Net asset value, end of period	19.15	17.62	15.82	12.04	13.80
Total Return (%)	9.17	14.48	31.72	(12.49)	(3.26)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.79	.78	.82	.85	.89
Ratio of net expenses to average net assets	.79	.78	.82	.85	.89
Ratio of net investment income to average net assets	.43	.43	.32	.32	.24
Portfolio Turnover Rate	99.27	79.75	74.15	69.15	76.37
Net Assets, end of period ($ x 1,000)	362,789	344,979	302,253	218,387	181,028

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

Service Shares	Year Ended December 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	17.57	15.77	12.02	13.78	14.29
Investment Operations:					
Investment income—net [a]	.04	.04	.02	.02	.01
Net realized and unrealized gain (loss) on investments	1.52	2.21	3.75	(1.75)	(.50)
Total from Investment Operations	1.56	2.25	3.77	(1.73)	(.49)
Distributions:					
Dividends from investment income—net	−	(.03)	(.02)	(.03)	(.02)
Dividends from net realized gain on investments	(.07)	(.42)	−	−	−
Total Distributions	(.07)	(.45)	(.02)	(.03)	(.02)
Net asset value, end of period	19.06	17.57	15.77	12.02	13.78
Total Return (%)	8.93	14.23	31.48	(12.64)	(3.36)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.04	1.03	1.06	1.10	1.17
Ratio of net expenses to average net assets	1.00	1.00	1.00	1.00	1.00
Ratio of net investment income to average net assets	.22	.22	.12	.15	.07
Portfolio Turnover Rate	99.27	79.75	74.15	69.15	76.37
Net Assets, end of period ($ x 1,000)	89,264	81,680	58,224	18,320	9,764

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the MidCap Stock Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide investment results that are greater than the total return performance of publicly-traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor's MidCap 400 Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The portfolio may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the portfolio's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the portfolio's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the portfolio will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the portfolio maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income–net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $25,722,338, undistributed capital gains $48,384,854 and unrealized appreciation $47,575,618.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2005 and December 31, 2004 were as follows: ordinary income $105,741 and $1,387,858 and long-term capital gains $1,747,053 and $9,914,192, respectively.

During the period ended December 31, 2005, as a result of permanent book to tax differences, primarily due to the tax treatment for real estate investment trusts, the portfolio decreased accumulated undistributed investment income–net by $128,124 and increased accumulated net realized gain (loss) on investments by the same amount.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus–managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing. During the period ended December 31, 2005, the portfolio did not borrow under the line of credit.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager had agreed, from January 1, 2005 to January 31, 2006, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1% of the value of the average daily net assets of their class. The Manager has agreed from February 1, 2006 to July 31, 2006, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of certain expenses as described above, exceed .90% of the value of the average daily net assets of their class. During the period ended December 31, 2005, the Manager waived receipt of fees of $37,454, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2005, Service shares were charged $210,152 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2005, the portfolio was charged $787 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2005, the portfolio was charged $40,549 pursuant to the custody agreement.

During the period ended December 31, 2005, the portfolio was charged $3,762 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $291,065, Rule 12b-1 distribution plan fees $19,113, custodian fees $9,697, chief compliance officer fees $1,858 and transfer agency per account fees $137, which are offset against an expense reimbursement currently in effect in the amount of $3,335.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2005, amounted to $425,370,349 and $439,998,988, respectively.

At December 31, 2005, the cost of investments for federal income tax purposes was $415,969,985; accordingly, accumulated net unrealized appreciation on investments was $47,575,618, consisting of $61,990,492 gross unrealized appreciation and $14,414,874 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Investment Portfolios, MidCap Stock Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Investment Portfolios, MidCap Stock Portfolio (one of the funds comprising Dreyfus Investment Portfolios) as of December 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of December 31, 2005 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Investment Portfolios, MidCap Stock Portfolio at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U. S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 6, 2006

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates $.0719 per share as a long-term capital gain distribution paid on March 31, 2005 and also the portfolio hereby designates 98.62% of the ordinary dividends paid during the fiscal year ended December 31, 2005 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2006 of the percentage applicable to the preparation of their 2005 income tax returns.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE PORTFOLIO'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At separate meetings of the Board of Trustees of Dreyfus Investment Portfolios (the "Company") held on July 12-13, 2005, the Board considered the re-approval of the portfolio's Investment Advisory Agreement for another one-year term, pursuant to which the Manager provides the portfolio with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Company, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolio. The Board members received a presentation from representatives of the Manager regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio pursuant to the portfolio's Investment Advisory Agreement. The Manager's representatives reviewed the portfolio's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board members noted that the portfolio's shares are offered only to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the portfolio. The Board also reviewed the number of shareholder accounts in the portfolio, as well as the portfolio's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day portfolio operations, including portfolio accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Portfolio's Performance, Investment Advisory Fee and Expense Ratio. The Board members reviewed the portfolio's performance, advisory fee and expense ratio and placed significant emphasis on comparisons to two groups of comparable funds and to Lipper averages (with respect to performance only). The Manager's representatives advised the Board members that the first comparison group of funds includes funds in the applicable Lipper category that are not subject to a Rule 12b-1 plan (collectively, "Comparison Group I") and that the second comparison group of funds includes funds in the applicable Lipper category that are subject to a Rule 12b-1 plan (collectively, "Comparison Group II"). Each group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the portfolio. The Board members did not rely on comparisons to Lipper averages with respect to the portfolio's expense ratio because the average expense ratio of the applicable Lipper category for variable insurance products reflects not only expenses of mutual funds offered to fund variable annuity contracts and variable life insurance policies but also expenses of the separate accounts in which this type of mutual fund is offered.

The Board members discussed the results of the comparisons for various periods ended May 31, 2005, and noted that the total return performance of the portfolio's Initial shares (which are not subject to a Rule 12b-1 plan) was below the averages of Comparison Group I for the one-, three- and five-year periods, and that the total return performance of the portfolio's Service shares (which are subject to a Rule 12b-1 plan) was above the averages of Comparison Group II for the one- and five-year periods and was below the average of Comparison Group II for the three-year period. It was noted that the five-year total return performance of the portfolio's Service shares reflects the performance of the portfolio's Initial shares prior to December 31, 2000 (at which time the portfolio began offering Service shares) and reflects the performance of the portfolio's Service shares thereafter. The Board members noted that the portfolio's performance was showing a trend of improvement, and also noted management's efforts to improve performance by reassessing the factors included in the model used for selecting stocks for the portfolio. The Board noted that the total return performance of the portfolio's Initial shares and Service shares was below the Comparison Group I and Comparison Group II Lipper category averages, respectively, for the one-, three- and five-year periods.

The Board members also discussed the portfolio's expense ratios, noting that the expense ratio of the portfolio's Initial shares was lower than the average expense ratio of Comparison Group I and that the current fee waiver and expense reimbursement arrangement undertaken by the Manager had caused the expense ratio of the portfolio's Service shares to be comparable to the average expense ratio of Comparison Group II. The Board reviewed the range of management fees in each comparison group, noting that the portfolio's advisory fee ranked in the middle in each comparison group, with several funds having the same or higher management fees. The Board members also considered the Manager's contractual undertaking for the portfolio in effect through December 31, 2005.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the portfolio (the "Similar Funds"), and by other accounts managed or sub-advised by the Manager or its affiliates with similar investment objectives, policies and strategies as the portfolio (collectively with the Similar Funds, the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in management of the Similar Accounts as compared to managing and providing services to the portfolio; it was noted that the Similar Funds were mutual funds included in the "mid-cap core" funds category by Lipper. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed the differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided; it was noted that the Similar Funds generally had management fees that were comparable to the fee borne by the portfolio or reflected the pricing of a "unitary fee" fund and a fund that imposes a separate administration fee. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager to evaluate the appropriateness and reasonableness of the portfolio's advisory fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the portfolio. The Board members evaluated the analysis in light of the relevant circumstances for the portfolio, and the extent to which economies of scale would be realized as the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser to the portfolio, including soft dollar arrangements with respect to trading the portfolio's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the portfolio as part of their evaluation of whether the fee under the Investment Advisory Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that discussions of economies of scale historically have been predicated on increasing assets and that, if a portfolio's assets had been decreasing, the extent to which the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the portfolio was not unreasonable given the portfolio's overall performance and generally superior service levels provided. The Board also noted the current fee waiver and expense reimbursement arrangement and its effect on the profitability of the Manager.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the portfolio's Investment Advisory Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations with respect to the portfolio.

• The Board concluded that the nature, extent and quality of the services provided by the Manager to the portfolio are adequate and appropriate.

• While the Board was concerned with the portfolio's total return performance, the Board members noted that the portfolio's short-term performance is showing a trend of improvement, the underperformance of the portfolio's total return versus its comparison groups may be attributable, in part, to the outperformance of lower-quality holdings of some funds in the comparison groups, and management is reassessing the factors included in the model used for selecting stocks for the portfolio.

- The Board concluded that the fee paid to the Manager by the portfolio was reasonable in light of comparative performance and expense and advisory fee information, including the Manager's current undertaking to limit the portfolio's expense ratio, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the portfolio.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the portfolio had been adequately considered by the Manager in connection with the advisory fee rate charged to the portfolio, and that, to the extent in the future it were determined that material economies of scale had not been shared with the portfolio, the Board would seek to have those economies of scale shared with the portfolio.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the portfolio's Investment Advisory Agreement was in the best interests of the portfolio and its shareholders and that the Investment Advisory Agreement would be renewed until February 28, 2006, prior to which the Board will reconsider the renewal for the remainder of the annual period (through August 31, 2006).

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1998)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

Clifford L. Alexander, Jr. (72)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 66

Lucy Wilson Benson (78)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director Emeritus
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Trustee Emeritus
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 40

David W. Burke (69)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 84

————————————

Whitney I. Gerard (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 38

————————————

Arthur A. Hartman (79)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings–Vostok

Other Board Memberships and Affiliations:
• APCO Associates Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 38

————————————

George L. Perry (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 38

————————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus
Investment Portfolios,
MidCap Stock Portfolio**

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0174AR1205

Dreyfus
Investment Portfolios,
Small Cap Stock Index
Portfolio

ANNUAL REPORT December 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio, covering the 12-month period from January 1, 2005, through December 31, 2005. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, Thomas Durante, CFA.

Stocks generally absorbed both good and bad news in 2005 to post modestly positive total returns. On the plus side, an expanding U.S. economy and low inflation helped support corporate earnings in most industry groups. Negative influences included rising short-term interest rates and escalating energy prices, which many analysts feared might erode corporate profits. In addition, hurricanes Katrina, Rita and Wilma disrupted economic activity along the Gulf Coast.

We expect the U.S. economy to continue its moderate expansion in 2006, fueled in part by a rebound in corporate capital spending and exports. The labor market likely will remain relatively strong while inflation should stay low, supporting consumers' real incomes. Risks in the new year include the possible end of the boom in the housing market, where we believe prices are more likely to stall than plunge.

As always, we encourage you to speak with your financial consultant about how these and other market forces may affect your investments. Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 17, 2006



DISCUSSION OF PERFORMANCE

Thomas Durante, CFA, Portfolio Manager

How did Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2005, the portfolio's Service shares produced a total return of 7.23%.[1] In comparison, the Standard & Poor's SmallCap 600 Index ("S&P 600 Index"), the portfolio's benchmark, produced a 7.68% return for the same period.[2,3]

While an expanding economy and higher corporate profits supported prices of small-cap stocks in 2005, returns on these stocks were tempered by concerns regarding rising short-term interest rates and volatile energy prices. The difference in returns between the portfolio and the S&P 600 Index was primarily due to the portfolio's expenses, sampling strategy and transaction costs.

What is the portfolio's investment approach?

The portfolio seeks to match the total return of the S&P 600 Index. To pursue this goal, the portfolio invests in a representative sample of stocks included in the S&P 600 Index and in futures whose performance is related to the S&P 600 Index.

The portfolio's investments are selected by a "sampling" process based on market capitalization, industry representation and other means. By using this sampling process, the portfolio typically will not invest in all 600 stocks in the S&P 600 Index. However, at times, the portfolio may be fully invested in all of the stocks that comprise the S&P 600 Index. Under these circumstances, the portfolio maintains approximately the same weighting for each stock as the S&P 600 Index does.

The S&P 600 Index is composed of 600 domestic stocks with market capitalizations ranging between approximately $40 million and approximately $5.2 billion, depending on S&P 600 Index composition. Each stock is weighted by its market capitalization, which means larger companies have greater representation in the S&P 600 Index than smaller ones. The portfolio may also invest in stock futures as a substitute for the sale or purchase of securities.

What other factors influenced the portfolio's performance?

Despite healthy corporate profits and evidence of solid economic growth, investors became concerned soon after 2005 began that sharply higher energy prices might rekindle long-dormant inflationary pressures, potentially prompting the Federal Reserve Board (the "Fed") to raise short-term interest rates more than previously expected. In fact, the Fed raised the overnight federal funds rate eight times in 2005, driving short-term interest rates from 2.25% at the start of the year to 4.25% at the end. Energy prices remained volatile, soaring in the weeks following hurricanes Katrina and Rita before moderating late in the year. In addition, investors began to look forward to the end of the Fed's credit tightening campaign, sparking a modest stock market rally during the final months of the year.

As they have for the past several years, small-cap stocks generally continued to generate higher returns than large-cap stocks in 2005. A growing economy, low inflation and relatively low long-term borrowing rates apparently made investors comfortable with the risks associated with potentially more volatile equity investments. In addition, smaller companies generally were unaffected by the legal, regulatory and product-safety issues facing some very large companies in the financials and health care areas.

In this environment, energy stocks posted some of the S&P 600 Index's stronger gains for the reporting period, as rising global demand for crude oil drove energy-related commodity prices to record levels. What's more, many small-cap energy companies benefited from increased business to repair damage to oil production and refining facilities in the aftermath of the Gulf Coast hurricanes and mergers or acquisitions by large-cap energy companies which needed to integrate and expand their operations.

Industry consolidation also helped bolster stock prices in the health care sector, where HMOs fared especially well due to greater pricing power and lower costs. The medical products area also posted favorable returns because of rising demand for testing products designed for the Baby Boomer generation, which begins to turn 60 in 2006.

A number of companies in the home construction, mining, industrial parts and heavy machinery industries posted attractive results, primarily due to rising demand for these companies' goods and services in an expanding economy. For example, steel producers benefited from oil and gas companies' need for the construction materials used to build drilling platforms.

On the other hand, some bank stocks in the financial sector posted negative absolute returns, largely due to a slowdown in the housing market stemming from rising interest rates. In addition, a handful of consumer discretionary stocks disappointed, including manufacturers of all-terrain vehicles (ATVs), snowmobiles and jet skis, which experienced slower sales due to high fuel costs.

What is the portfolio's current strategy?

Our strategy is to attempt to replicate the returns of the small-cap market as represented by the S&P 600 Index. Accordingly, the percentages of the portfolio's assets invested in each market sector closely approximate its representation in the S&P 600 Index.

January 17, 2006

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's SmallCap 600 Index is a broad-based index and a widely accepted, unmanaged index of overall small-cap stock market performance.*

3 *"Standard & Poor's®," "S&P®," "S&P SmallCap 600" and "Standard & Poor's SmallCap 600" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the portfolio. The portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the portfolio.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio and the Standard & Poor's SmallCap 600 Index

Average Annual Total Returns *as of 12/31/05*

	Inception Date	1 Year	From Inception
Portfolio	**5/1/02**	**7.23%**	**9.22%**

† Source: Lipper Inc.

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. **The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.**

The above graph compares a $10,000 investment made in Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio on 5/1/02 (inception date) to a $10,000 investment made in the Standard & Poor's SmallCap 600 Index (the "Index") on that date. The portfolio is subject to a 0.25% annual Rule 12b-1 fee. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses. The Index is a broad-based index and a widely accepted, unmanaged index of overall small-cap stock market performance. The Index reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio from July 1, 2005 to December 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2005

Expenses paid per $1,000†	$ 3.11
Ending value (after expenses)	$1,055.10

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2005

Expenses paid per $1,000†	$ 3.06
Ending value (after expenses)	$1,022.18

† *Expenses are equal to the portfolio's annualized expense ratio of .60%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Common Stocks−99.9%	Shares	Value ($)
Consumer Cyclical−14.9%		
Aaron Rents	33,000	695,640
Albany International, Cl. A	25,500	922,080
Angelica	6,800	112,472
Arctic Cat	14,100	282,846
Ashworth	6,900 a	58,305
Audiovox, Cl. A	15,100 a	209,286
Aztar	26,900 a	817,491
Bally Total Fitness Holding	17,900 a,b	112,412
Bassett Furniture Industries	8,900	164,650
Brown Shoe	15,800	670,394
Burlington Coat Factory Warehouse	12,100	486,541
Casey's General Stores	41,900	1,039,120
Cato, Cl. A	28,550	612,397
CEC Entertainment	27,650 a	941,206
Children's Place Retail Stores	18,700 a	924,154
Christopher & Banks	27,550	517,389
Coachmen Industries	12,100	142,901
Cost Plus	13,700 a	234,955
CPI	5,900	110,389
Dress Barn	17,400 a	671,814
Ethan Allen Interiors	28,500	1,041,105
Finish Line, Cl. A	36,900	642,798
Fleetwood Enterprises	47,500 a	586,625
Fossil	36,300 a	780,813
Fred's	31,300	509,251
Frontier Airlines	23,200 a,b	214,368
Genesco	20,600 a	799,074
Great Atlantic & Pacific Tea	11,400 a	362,292
Group 1 Automotive	17,700 a	556,311
Guitar Center	22,000 a	1,100,220
Gymboree	24,500 a	573,300
Hancock Fabrics/DE	6,100 b	24,827
Haverty Furniture Cos.	17,100	220,419
Hibbett Sporting Goods	31,800 a	905,664
HOT Topic	32,470 a	462,697
Ihop	16,400	769,324
Insight Enterprises	38,000 a	745,180

Common Stocks (continued)	Shares	Value ($)
Consumer Cyclical (continued)		
Interface, Cl. A	32,300 a	265,506
J Jill Group	12,000 a	228,360
Jack in the Box	29,300 a	1,023,449
Jakks Pacific	23,400 a,b	489,996
Jo-Ann Stores	16,925 a	199,715
JOS A Bank Clothiers	9,400 a	408,054
K-Swiss, Cl. A	23,900	775,316
K2	32,800 a	331,608
Kellwood	21,800	520,584
La-Z-Boy	37,900 b	513,924
Landry's Restaurants	12,500	333,875
Lenox Group	14,400 a	190,656
Linens 'n Things	34,300 a	912,380
Lone Star Steakhouse & Saloon	15,500	367,970
Longs Drug Stores	23,400	851,526
Marcus	16,300	383,050
MarineMax	10,200 a	322,014
Men's Wearhouse	42,200 a	1,242,368
Mesa Air Group	26,000 a	271,960
Midas	10,100 a	185,436
Monaco Coach	20,200	268,660
Movie Gallery	16,000 b	89,760
Multimedia Games	22,100 a,b	204,425
National Presto Industries	3,100	137,485
Nautilus	26,900 b	501,954
O'Charleys	17,200 a	266,772
Oshkosh Truck	57,800	2,577,302
Oxford Industries	10,600	579,820
Panera Bread, Cl. A	24,300 a	1,596,024
Papa John's International	11,400 a	676,134
PEP Boys-Manny Moe & Jack	35,800	533,062
PF Chang's China Bistro	19,600 a,b	972,748
Phillips-Van Heusen	28,400	920,160
Pinnacle Entertainment	28,700 a	709,177
Polaris Industries	34,900 b	1,751,980
Quiksilver	91,800 a	1,270,512
Rare Hospitality International	26,450 a	803,816

Common Stocks (continued)	Shares	Value ($)
Consumer Cyclical (continued)		
Red Robin Gourmet Burgers	11,400 a,b	580,944
Russ Berrie & Co.	8,100	92,502
Russell	24,500	329,770
Ryan's Restaurant Group	32,100 a	387,126
School Specialty	17,900 a	652,276
SCP Pool	42,525	1,582,781
Select Comfort	30,700 a	839,645
Shuffle Master	27,950 a,b	702,663
Skywest	44,800	1,203,328
Sonic	47,250 a	1,393,875
Sonic Automotive	27,500	612,700
Stage Stores	20,600 b	613,468
Standard Motor Products	7,000	64,610
Steak N Shake	21,800 a	369,510
Stein Mart	25,300	459,195
Stride Rite	29,800	404,088
Sturm Ruger & Co.	16,000 b	112,160
Superior Industries International	18,000 b	400,680
Too	26,200 a	739,102
Toro	35,500	1,553,835
Tractor Supply	25,400 a	1,344,676
Triarc Cos., Cl. B	38,700 b	574,695
Wabash National	25,200 b	480,060
Winnebago Industries	27,700 b	921,856
WMS Industries	16,200 a	406,458
Wolverine World Wide	46,000	1,033,160
Zale	40,900 a	1,028,635
		62,582,046
Consumer Staples−2.6%		
Alliance One International	63,000	245,700
American Italian Pasta, Cl. A	18,000 b	122,400
Corn Products International	58,500	1,397,565
Delta & Pine Land	29,700	683,397
Flowers Foods	40,400	1,113,424
Hain Celestial Group	27,800 a	588,248
Hansen Natural	9,800 a,b	772,338
J & J Snack Foods	6,600	392,106

Common Stocks (continued)	Shares	Value ($)
Consumer Staples (continued)		
Lance	25,400	473,202
Libbey	10,100	103,222
Nash Finch	11,700	298,116
Peet's Coffee & Tea	9,800 [a]	297,430
Performance Food Group	31,000 [a]	879,470
Playtex Products	44,800 [a]	612,416
Ralcorp Holdings	24,200 [a]	965,822
Sanderson Farms	12,100	369,413
TreeHouse Foods	24,200 [a]	453,024
United Natural Foods	29,300 [a]	773,520
WD-40	14,200	372,892
		10,913,705
Energy—9.5%		
American States Water	11,650	358,820
Atmos Energy	66,100	1,729,176
Atwood Oceanics	9,800 [a]	764,694
Cabot Oil & Gas	38,000	1,713,800
Cal Dive International	60,000 [a]	2,153,400
CARBO Ceramics	14,100	796,932
Cascade Natural Gas	7,700	150,227
Cimarex Energy	67,300	2,894,573
Dril-Quip	5,500 [a]	259,600
Energen	59,600	2,164,672
Frontier Oil	46,700	1,752,651
Hydril	15,800 [a]	989,080
Laclede Group	17,200	502,412
Lone Star Technologies	26,200 [a]	1,353,492
New Jersey Resources	21,400	896,446
Northwest Natural Gas	22,100	755,378
Oceaneering International	21,400 [a]	1,065,292
Penn Virginia	13,900	797,860
Petroleum Development	14,700 [a]	490,098
Piedmont Natural Gas	60,200 [b]	1,454,432
Remington Oil & Gas	20,300 [a]	740,950
South Jersey Industries	22,700	661,478
Southern Union	77,543 [a]	1,832,341
Southwest Gas	30,300	799,920

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
St. Mary Land & Exploration	43,600 b	1,604,916
Stone Energy	22,400 a	1,019,872
Swift Energy	22,700 a	1,023,089
Tetra Technologies	25,700 a	784,364
UGI	84,700	1,744,820
Unit	37,000 a	2,036,110
Veritas DGC	29,300 a	1,039,857
Vintage Petroleum	42,500	2,266,525
W-H Energy Services	21,100 a	697,988
World Fuel Services	22,000	741,840
		40,037,105
Health Care−11.2%		
Alpharma, Cl. A	36,500	1,040,615
Amedisys	12,000 a,b	506,880
American Healthways	26,200 a	1,185,550
American Medical Systems Holdings	56,100 a	1,000,263
AMERIGROUP	40,400 a	786,184
Amsurg	24,550 a	561,213
Analogic	10,700	511,995
Arqule	24,600 a	150,552
Arthrocare	18,800 a	792,232
Biolase Technology	8,800 b	70,312
Biosite	13,500 a,b	759,915
Bradley Pharmaceuticals	13,300 a,b	126,350
Cambrex	21,100	396,047
Chemed	20,500	1,018,440
CNS	12,400	271,684
Conmed	23,200 a	548,912
Connetics	25,900 a	374,255
Cooper Cos.	33,800	1,733,940
Cyberonics	15,800 a	510,340
Datascope	12,300	406,515
Diagnostic Products	18,800	912,740
DJ Orthopedics	18,000 a	496,440
Enzo Biochem	22,866 a	283,996
Haemonetics/Mass.	21,000 a	1,026,060
Hologic	35,700 a	1,353,744

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Hooper Holmes	53,500	136,425
ICU Medical	12,000 [a]	470,520
Idexx Laboratories	25,500 [a]	1,835,490
Immucor	35,450 [a]	828,112
Integra LifeSciences Holdings	15,200 [a]	538,992
Intermagnetics General	18,600 [a]	593,340
Invacare	24,800	780,952
Kensey Nash	8,100 [a,b]	178,443
Laserscope	15,100 [a,b]	339,146
LCA-Vision	17,050	810,045
Medicis Pharmaceutical, Cl. A	43,200 [b]	1,384,560
Mentor	29,300	1,350,144
Merit Medical Systems	18,400 [a]	223,376
MGI Pharma	58,700 [a]	1,007,292
Nature's Sunshine Products	9,500	171,760
NBTY	42,300 [a]	687,375
Noven Pharmaceuticals	14,800 [a]	223,924
Odyssey HealthCare	29,500 [a]	549,880
Osteotech	11,400 [a]	56,658
Owens & Minor	33,900	933,267
Pediatrix Medical Group	20,400 [a]	1,806,828
Pharmaceutical Product Development	40,200	2,490,390
PolyMedica	19,000	635,930
Possis Medical	12,900 [a]	128,355
Regeneron Pharmaceuticals	34,200 [a]	545,490
RehabCare Group	14,100 [a]	284,820
Resmed	53,800 [a]	2,061,078
Respironics	57,000 [a]	2,112,990
Savient Pharmaceuticals	43,700 [a]	163,438
SFBC International	14,700 [a,b]	235,347
Sierra Health Services	20,700 [a]	1,655,172
Sunrise Senior Living	26,900 [a,b]	906,799
SurModics	13,000 [a,b]	480,870
Sybron Dental Specialties	32,500 [a]	1,293,825
Theragenics	25,000 [a]	75,500
United Surgical Partners International	35,250 [a]	1,133,288
USANA Health Sciences	8,500 [a,b]	326,060

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Viasys Healthcare	24,100 a	619,370
Vital Signs	5,900	252,638
		47,133,063
Interest Sensitive−15.3%		
Acadia Realty Trust	23,400	469,170
Anchor Bancorp Wisconsin	13,800	418,692
BankAtlantic Bancorp, Cl. A	38,800	543,200
Bankunited Financial, Cl. A	23,700	629,709
Boston Private Financial Holdings	26,400	803,088
Brookline Bancorp	46,900	664,573
Cash America International	23,700	549,603
Centene	33,400	878,086
Central Pacific Financial	25,000 a	898,000
Chittenden	34,725	965,702
Colonial Properties Trust	37,500	1,574,250
Commercial Net Lease Realty	46,700	951,279
Community Bank System	21,600	487,080
Delphi Financial Group, Cl. A	24,200	1,113,442
Dime Community Bancshares	19,500	284,895
Downey Financial	16,400	1,121,596
East West Bancorp	46,200	1,685,838
EastGroup Properties	16,300	736,108
Entertainment Properties Trust	23,000	937,250
Essex Property Trust	18,700	1,724,140
Fidelity Bankshares	15,100	493,770
Financial Federal	13,500	600,075
First Bancorp/Puerto Rico	69,700	864,977
First Midwest Bancorp/IL	36,600	1,283,196
First Republic Bank/San Francisco, CA	20,000	740,200
FirstFed Financial	15,100 a	823,252
Flagstar Bancorp	25,700 b	370,080
Franklin Bank/Houston, TX	20,400 a	366,996
Fremont General	55,200	1,282,296
Glacier Bancorp	23,700	712,185
Glenborough Realty Trust	27,600	499,560
Gold Banc	28,600	521,092
Hilb, Rogal & Hobbs	25,900	997,409

Common Stocks (continued)	Shares	Value ($)
Interest Sensitive (continued)		
Hudson United Bancorp	33,400	1,392,112
Infinity Property & Casualty	16,300	606,523
Investment Technology Group	33,400 [a]	1,183,696
iPayment	11,400 [a]	473,328
Irwin Financial	16,900	361,998
Kilroy Realty	21,100	1,306,090
LandAmerica Financial Group	14,600	911,040
Lexington Corporate Properties Trust	43,600	928,680
MAF Bancorp	21,100	873,118
Nara Bancorp	18,000	320,040
NCO Group	25,000 [a]	423,000
New Century Financial	44,350 [b]	1,599,705
Parkway Properties/MD	11,800	473,652
Philadelphia Consolidated Holding	14,600 [a]	1,411,674
Piper Jaffray Cos.	14,800 [a]	597,920
Portfolio Recovery Associates	13,600 [a]	631,584
Presidential Life	20,300	386,512
PrivateBancorp	15,300	544,221
ProAssurance	24,800 [a,b]	1,206,272
Prosperity Bancshares	16,500	474,210
Provident Bankshares	24,100	813,857
Republic Bancorp/MI	54,803	652,156
Rewards Network	10,000 [a]	64,000
RLI	16,600	827,842
Selective Insurance Group	22,400 [b]	1,189,440
Shurgard Storage Centers, Cl. A	36,200	2,052,902
South Financial Group	56,100	1,544,994
Sovran Self Storage	13,600	638,792
Sterling Bancshares/TX	39,900	616,056
Sterling Financial/WA	26,780	668,964
Stewart Information Services	15,600	759,252
Susquehanna Bancshares	35,100	831,168
SWS Group	11,900	249,186
Town & Country Trust	12,300 [b]	415,863
Trustco Bank NY	56,500	701,730
UCBH Holdings	74,700	1,335,636
UICI	27,500	976,525

Common Stocks (continued)	Shares	Value ($)
Interest Sensitive (continued)		
Umpqua Holdings	34,300	978,579
United Bankshares	28,100	990,244
United Fire & Casualty	14,900	602,407
Whitney Holding	51,800	1,427,608
Wintrust Financial	18,800	1,032,120
World Acceptance	14,000 a	399,000
Zenith National Insurance	29,300	1,351,316
		64,215,801
Producer Goods—22.4%		
AAR	25,900 a	620,305
Acuity Brands	35,000	1,113,000
Aleris International	24,065 a	775,856
AM Castle & Co.	7,100 a	155,064
AMCOL International	16,200	332,424
AO Smith	18,500	649,350
Apogee Enterprises	21,300	345,486
Applied Industrial Technologies	22,200	747,918
Aptargroup	28,000	1,461,600
Arch Chemicals	19,200	574,080
Arkansas Best	22,600	987,168
Armor Holdings	23,800 a	1,015,070
Astec Industries	12,300 a	401,718
ASV	13,200 a,b	329,736
Baldor Electric	22,200	569,430
Barnes Group	16,400	541,200
Belden CDT	33,300	813,519
Brady, Cl. A	41,200	1,490,616
Briggs & Stratton	40,100	1,555,479
Brush Engineered Materials	15,500 a	246,450
Buckeye Technologies	21,500 a	173,075
Building Material Holding	12,500 b	852,625
C&D Technologies	14,800	112,776
Caraustar Industries	17,400 a	151,206
Carpenter Technology	17,900	1,261,413
Century Aluminum	17,600 a	461,296
Champion Enterprises	58,600 a	798,132
Chaparral Steel	16,000 a	484,000

Common Stocks (continued)	Shares	Value ($)
Producer Goods (continued)		
Chesapeake	18,700	317,526
Clarcor	41,200	1,224,052
Cleveland-Cliffs	18,000 b	1,594,260
Commercial Metals	48,700	1,828,198
Cubic	8,900 b	177,644
Curtiss-Wright	17,000	928,200
Deltic Timber	9,200	477,112
Drew Industries	11,800 a	332,642
DRS Technologies	22,700	1,167,234
EDO	11,000	297,660
EGL	25,800 a	969,306
ElkCorp	13,800	464,508
EMCOR Group	12,300 a	830,619
Engineered Support Systems	33,037	1,375,661
EnPro Industries	17,000 a	458,150
Florida Rock Industries	37,600	1,844,656
Forward Air	26,100	956,565
Gardner Denver	20,500 a	1,010,650
GenCorp	38,100 a	676,275
Georgia Gulf	28,300	860,886
Greatbatch	17,200 a	447,372
Griffon	21,800 a,b	519,058
HB Fuller	25,500	817,785
Headwaters	34,500 a,b	1,222,680
Heartland Express	37,100	752,759
HUB Group, Cl. A	17,300 a	611,555
Hughes Supply	52,900	1,896,465
IDEX	40,400	1,660,844
Insituform Technologies, Cl. A	17,500 a	338,975
JLG Industries	41,900	1,913,154
Kaman, Cl. A	19,300	380,017
Kansas City Southern	56,300 a	1,375,409
Kaydon	22,500	723,150
Kirby	19,800 a	1,032,966
Knight Transportation	42,675 b	884,653
Landstar System	47,900	1,999,346
Lawson Products	4,700	177,378

Common Stocks (continued)	Shares	Value ($)
Producer Goods (continued)		
Lennox International	42,300	1,192,860
Lindsay Manufacturing	7,400	142,302
Lufkin Industries	10,200	508,674
Lydall	10,000 a	81,500
M/I Homes	8,000	324,960
MacDermid	19,600	546,840
Manitowoc	24,000	1,205,280
Massey Energy	58,700 b	2,222,969
Maverick Tube	35,000 a	1,395,100
MDC Holdings	24,649	1,527,745
Meritage Homes	18,800 a	1,182,896
Moog, Cl. A	30,250 a	858,495
Mueller Industries	32,800	899,376
Myers Industries	26,002	379,109
NCI Building Systems	15,600 a	662,688
Neenah Paper	11,600	324,800
NS Group	17,000 a	710,770
NVR	4,400 a	3,088,800
Offshore Logistics	18,700 a	546,040
Old Dominion Freight Line	22,250 a	600,305
OM Group	18,700 a	350,812
Omnova Solutions	15,800 a	75,840
Penford	7,900	96,380
PolyOne	64,100 a	412,163
Pope & Talbot	9,700	80,801
Quaker Chemical	5,900	113,457
Quanex	22,000	1,099,340
Regal-Beloit	23,300	824,820
Reliance Steel & Aluminum	23,700	1,448,544
Robbins & Myers	8,400	170,940
Rock-Tenn, Cl. A	25,400	346,710
Rogers	11,800 a	462,324
RTI International Metals	17,300 a	656,535
Ryerson Tull	16,300	396,416
Schulman (A.)	24,800	533,696
Schweitzer-Mauduit International	9,000	223,020
SEACOR Holdings	14,700 a	1,001,070

Common Stocks (continued)	Shares	Value ($)
Producer Goods (continued)		
Simpson Manufacturing	28,600	1,039,610
Skyline	6,000	218,400
Spectrum Brands	28,000 [a]	568,680
Standard-Pacific	53,000	1,950,400
Standex International	9,500	263,720
Steel Technologies	8,000	223,920
Stewart & Stevenson Services	20,400	431,052
Teledyne Technologies	28,600 [a]	832,260
Texas Industries	19,600	976,864
Tredegar	21,700	279,713
Triumph Group	13,200 [a]	483,252
United Stationers	27,800 [a]	1,348,300
Universal Forest Products	13,900	767,975
URS	33,700 [a]	1,267,457
Valmont Industries	14,400	481,824
Watsco	20,200	1,208,162
Watts Water Technologies, Cl. A	19,500	590,655
Wausau Paper	36,500	432,525
Wellman	12,000	81,360
Wolverine Tube	5,000 [a]	25,300
Woodward Governor	8,500	731,085
		94,462,253
Services−7.9%		
ABM Industries	32,900	643,195
Administaff	19,800	832,590
Advo	25,250	711,545
Arbitron	25,600	972,288
Bowne & Co.	22,200	329,448
Brightpoint	22,400 [a]	621,152
CACI International, Cl. A	23,900 [a]	1,371,382
CCE Spinco	46,000 [a,b]	602,600
CDI	9,500	260,300
Central Parking	13,800 [b]	189,336
Cerner	24,800 [a,b]	2,254,568
Ciber	41,200 [a]	271,920
Consolidated Graphics	11,600 [a]	549,144
Cross Country Healthcare	16,300 [a]	289,814

Common Stocks (continued)	Shares	Value ($)
Services (continued)		
Daktronics	11,600	343,012
Digital Insight	26,700 a	854,934
eFunds	36,300 a	850,872
Factset Research Systems	28,100	1,156,596
4Kids Entertainment	9,000 a	141,210
G & K Services, Cl. A	17,400	682,950
Gentiva Health Services	16,100 a	237,314
Gevity HR	18,900	486,108
Global Payments	52,800	2,461,008
Healthcare Services Group	23,750	491,862
Heidrick & Struggles International	14,400 a	461,520
Intrado	14,900 a	342,998
John H. Harland	23,700	891,120
Keane	33,900 a	373,239
Kronos/MA	25,300 a	1,059,058
Labor Ready	45,200 a	941,064
Mantech International, Cl. A	15,400 a	429,044
MAXIMUS	17,400	638,406
MIVA	15,000 a	74,250
Mobile Mini	10,900 a	516,660
NDCHealth	27,300	524,979
Parexel International	19,700 a	399,122
Paxar	27,300 a	535,899
Pegasus Solutions	10,000 a	89,700
Pre-Paid Legal Services	10,200 b	389,742
Shaw Group	62,600 a	1,821,034
Sourcecorp	12,900 a	309,342
Spherion	48,400 a	484,484
Standard Register	10,400	164,424
Startek	9,600	172,800
Talx	16,700	763,357
Tetra Tech	45,300 a	709,851
Thomas Nelson	9,700	239,105
Vertrue	8,300 a,b	293,239
Viad	17,400	510,342
Volt Information Sciences	6,900 a	131,238

Common Stocks (continued)	Shares	Value ($)
Services (continued)		
Waste Connections	37,950 a	1,307,757
Watson Wyatt & Co. Holdings	34,100	951,390
		33,130,312
Technology—14.6%		
Actel	16,300 a	207,499
Adaptec	76,400 a	444,648
Advanced Energy Industries	20,100 a	237,783
Aeroflex	54,800 a	589,100
Agilysys	28,600	521,092
Altiris	20,000 a	337,800
Anixter International	26,800	1,048,416
Ansys	26,900 a	1,148,361
Applied Signal Technology	8,000	181,600
Artesyn Technologies	27,200 a,b	280,160
ATMI	29,300 a	819,521
Avid Technology	32,767 a	1,794,321
Axcelis Technologies	77,100 a	367,767
Bel Fuse, Cl. B	12,200	387,960
Bell Microproducts	25,000 a	191,250
Benchmark Electronics	32,300 a	1,086,249
Black Box	13,800	653,844
Blue Coat Systems	9,200 a	420,624
Brooks Automation	54,212 a	679,276
C-COR	29,200 a	141,912
Captaris	20,000 a	73,800
Carreker	15,900 a	79,341
Catapult Communications	9,500 a	140,505
Ceradyne	20,450 a	895,710
Checkpoint Systems	30,200 a	744,430
Cognex	37,200	1,119,348
Coherent	25,200 a	747,936
Cohu	17,600	402,512
Coinstar	20,800 a,b	474,864
Comtech Telecommunications	17,200 a	525,288
CTS	27,800	307,468
Cymer	30,800 a	1,093,708

Common Stocks (continued)	Shares		Value ($)
Technology (continued)			
Dendrite International	33,000	a	475,530
Digi International	16,400	a	172,036
Dionex	17,800	a	873,624
Ditech Communications	24,900	a	207,915
DSP Group	24,200	a	606,452
Electro Scientific Industries	25,700	a	620,655
EPIQ Systems	13,400	a	248,436
ESS Technology	25,500	a	87,465
Esterline Technologies	20,600	a	766,114
Exar	27,300	a	341,796
FEI	18,000	a	345,060
Filenet	32,700	a	845,295
Flir Systems	54,800	a	1,223,684
Gerber Scientific	22,200	a	212,454
Global Imaging Systems	19,200	a	664,896
Harmonic	48,500	a	235,225
Hutchinson Technology	19,200	a	546,240
Hyperion Solutions	48,200	a	1,726,524
InfoSpace	21,300	a	549,966
Input/Output	44,300	a,b	311,429
Inter-Tel	20,800		407,056
Internet Security Systems	32,500	a	680,875
Itron	20,700	a	828,828
j2 Global Communications	21,100	a,b	901,814
JDA Software Group	20,700	a	352,107
Keithley Instruments	12,800		178,944
Komag	24,700	a	856,102
Kopin	51,500	a	275,525
Kulicke & Soffa Industries	36,700	a	324,428
Littelfuse	17,300	a	471,425
Manhattan Associates	23,700	a	485,376
Mapinfo	15,100	a	190,411
Meade Instruments	17,900	a	48,867
Mercury Computer Systems	16,400	a	338,332
Methode Electronics	31,000		309,070
Micros Systems	31,000	a	1,497,920
Microsemi	49,000	a	1,355,340

Common Stocks (continued)	Shares	Value ($)
Technology (continued)		
MRO Software	19,500 a	273,780
MTS Systems	19,000	658,160
Napster	28,000 a	98,560
Netgear	27,000 a	519,750
Network Equipment Technologies	11,000 a	48,400
Novatel Wireless	20,200 a,b	244,622
Open Solutions	13,900 a	318,588
Park Electrochemical	18,200	472,836
PC-Tel	9,800 a	85,848
Pericom Semiconductor	16,200 a	129,114
Phoenix Technologies	16,700 a	104,542
Photon Dynamics	9,100 a	166,348
Photronics	34,100 a	513,546
Planar Systems	16,000 a,b	133,920
Power Integrations	26,900 a	640,489
Progress Software	32,700 a	928,026
Quality Systems	7,100	544,996
Radiant Systems	16,100 a	195,776
Radisys	15,100 a	261,834
Roper Industries	69,000	2,726,190
Rudolph Technologies	8,600 a	110,768
SBS Technologies	13,200 a	132,924
Scansource	11,000 a	601,480
Secure Computing	28,500 a	349,410
Serena Software	24,800 a,b	581,312
Skyworks Solutions	114,900 a	584,841
Sonic Solutions	18,700 a,b	282,557
SPSS	13,100 a	405,183
Standard Microsystems	15,400 a	441,826
Supertex	11,100 a	491,175
Symmetricom	35,000 a	296,450
Synaptics	19,000 a	469,680
Take-Two Interactive Software	52,900 a,b	936,330
Technitrol	32,600	557,460
THQ	49,150 a,b	1,172,227
Tollgrade Communications	9,600 a	104,928
Trimble Navigation	42,800 a	1,518,972

Common Stocks (continued)	Shares	Value ($)
Technology (continued)		
Ultratech	12,900 a	211,818
Varian Semiconductor Equipment Associates	29,300 a	1,287,149
Veeco Instruments	18,000 a	311,940
Viasat	17,800 a	475,794
Vicor	12,100	191,301
WebEx Communications	28,800 a	622,944
Websense	20,000 a	1,312,800
X-Rite	17,200	172,000
		61,395,903
Utilities—1.5%		
Allete	25,200	1,108,800
Avista	37,900	671,209
Central Vermont Public Service	10,100	181,901
CH Energy Group	11,000	504,900
Cleco	38,400	800,640
Commonwealth Telephone Enterprises	19,000	641,630
El Paso Electric	37,900 a	797,416
General Communication, Cl. A	34,200 a	353,286
Green Mountain Power	3,500	100,695
UIL Holdings	11,100	510,489
Unisource Energy	25,800	804,960
		6,475,926
Total Common Stocks		
(cost $323,608,105)		**420,346,114**

Short-Term Investments—.1%	Principal Amount ($)	Value ($)
Repurchase Agreement—.1%		
Greenwich Capital Markets, 3.45%, dated 12/30/2005, due 1/3/2006 in the amount of $390,150 (fully collateralized by $410,000 Federal Farm Credit Bank, Bonds, 2%–2.25%, due 9/1/2006–9/17/2007, value $399,256)	390,000	**390,000**

Short-Term Investments (continued)	Principal Amount ($)	Value ($)
U.S. Treasury Bills−.0%		
3.53%, 1/5/2006	50,000 c	49,991
3.84%, 2/23/2006	150,000 c	149,192
		199,183
Total Short-Term Investments		
(cost $589,132)		**589,183**

Investment of Cash Collateral for Securities Loaned−6.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $28,126,614)	28,126,614 d	**28,126,614**

Total Investments (cost $352,323,851)	**106.7%**	**449,061,911**
Liabilities, Less Cash and Receivables	**(6.7%)**	**(28,059,638)**
Net Assets	**100.0%**	**421,002,273**

ADR—American Depository Receipts.

a   Non-income producing.

b   All or a portion of these securities are on loan. At December 31, 2005, the total market value of the portfolio's securities on loan is $30,940,191 and the total market value of the collateral held by the portfolio is $32,433,059 consisting of cash collateral of $28,126,614 and U.S. Government and agency securities valued at $4,306,445.

c   Partially held by a broker in a segregated account as collateral for open financial futures positions.

d   Investment in affiliated money market mutual fund.

Portfolio Summary †

	Value (%)		Value (%)
Producer Goods	22.4	Services	7.9
Interest Sensitive	15.3	Short-Term/Money	
Consumer Cyclical	14.9	Market Investments	6.8
Technology	14.6	Consumer Staples	2.6
Health Care	11.2	Utilities	1.5
Energy	9.5		**106.7**

†   Based on net assets.

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

December 31, 2005

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 12/31/2005 ($)
Financial Futures Long				
Russell 2000 E-mini	9	610,470	March 2006	**(4,750)**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2005

	Cost	Value
Assets ($):		
Investments in securities—		
See Statement of Investments (including securities	324,197,237	420,935,297
on loan, valued at $30,940,191)—Note 1(b):	28,126,614	28,126,614
Cash		470,124
Receivable for investment securities sold		1,442,831
Dividends and interest receivable		450,536
Receivable for shares of Beneficial Interest subscribed		37,380
		451,462,782
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		218,834
Liability for securities on loan—Note 1(b)		28,126,614
Payable for investment securities purchased		1,636,910
Payable for shares of Beneficial Interest redeemed		464,939
Payable for futures variation margin—Note 4		13,212
		30,460,509
Net Assets ($)		**421,002,273**
Composition of Net Assets ($):		
Paid-in capital		323,749,174
Accumulated undistributed investment income—net		2,045,956
Accumulated net realized gain (loss) on investments		(1,526,167)
Accumulated net unrealized appreciation (depreciation) on investments [including ($4,750) net unrealized (depreciation) on financial futures]		96,733,310
Net Assets ($)		**421,002,273**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		25,262,847
Net Asset Value, offering and redemption price per share ($)		**16.66**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2005

Investment Income ($):	
Income:	
Cash dividends (net of $1,708 foreign taxes withheld at source)	4,100,670
Income from securities lending	179,668
Interest	68,205
Total Income	**4,348,543**
Expenses:	
Investment advisory fee–Note 3(a)	1,316,618
Distribution fees–Note 3(b)	940,442
Interest expense–Note 2	11,936
Loan commitment fees–Note 2	2,812
Total Expenses	**2,271,808**
Investment Income–Net	**2,076,735**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	6,515,792
Net realized gain (loss) on financial futures	77,109
Net Realized Gain (Loss)	**6,592,901**
Net unrealized appreciation (depreciation) on investments [including ($20,300) net unrealized (depreciation) on financial futures]	16,542,908
Net Realized and Unrealized Gain (Loss) on Investments	**23,135,809**
Net Increase in Net Assets Resulting from Operations	**25,212,544**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2005	2004
Operations ($):		
Investment income—net	2,076,735	1,361,938
Net realized gain (loss) on investments	6,592,901	5,234,570
Net unrealized appreciation (depreciation) on investments	16,542,908	45,925,100
Net Increase (Decrease) in Net Assets Resulting from Operations	**25,212,544**	**52,521,608**
Dividends to Shareholders from ($):		
Investment income—net	–	(1,249,271)
Net realized gain on investments	(997,515)	(7,019,384)
Total Dividends	**(997,515)**	**(8,268,655)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	139,842,181	201,151,124
Dividends reinvested	997,515	8,268,655
Cost of shares redeemed	(99,227,774)	(77,951,241)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**41,611,922**	**131,468,538**
Total Increase (Decrease) in Net Assets	**65,826,951**	**175,721,491**
Net Assets ($):		
Beginning of Period	355,175,322	179,453,831
End of Period	**421,002,273**	**355,175,322**
Undistributed investment income—net	2,045,956	130,462
Capital Share Transactions (Shares):		
Shares sold	8,833,017	14,321,753
Shares issued for dividends reinvested	65,540	536,938
Shares redeemed	(6,417,091)	(5,767,620)
Net Increase (Decrease) in Shares Outstanding	**2,481,466**	**9,091,071**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,			
	2005	2004	2003	2002[a]
Per Share Data ($):				
Net asset value, beginning of period	15.59	13.11	9.58	12.50
Investment Operations:				
Investment income—net[b]	.09	.08	.04	.03
Net realized and unrealized gain (loss) on investments	1.02	2.79	3.58	(2.94)
Total from Investment Operations	1.11	2.87	3.62	(2.91)
Distributions:				
Dividends from investment income—net	–	(.06)	(.02)	(.01)
Dividends from net realized gain on investments	(.04)	(.33)	(.07)	–
Total Distributions	(.04)	(.39)	(.09)	(.01)
Net asset value, end of period	16.66	15.59	13.11	9.58
Total Return (%)	7.23	21.89	37.78	(23.25)[c]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.60	.60	.60	.40[c]
Ratio of net investment income to average net assets	.55	.57	.33	.27[c]
Portfolio Turnover Rate	25.56	25.06	32.49	117.52[c]
Net Assets, end of period ($ x 1,000)	421,002	355,175	179,454	42,094

[a] *From May 1, 2002 (commencement of operations) to December 31, 2002.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the Small Cap Stock Index Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to match the performance of the Standard & Poor's SmallCap 600 Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex–dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times.

Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The portfolio may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the portfolio's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the portfolio's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the portfolio maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income–net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $3,614,388, undistributed capital gains $8,410,145 and unrealized appreciation $85,228,566.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2005 and December 31, 2004 were as follows: ordinary income $101,131 and $4,419,498 and long-term capital gains $896,384 and $3,849,157, respectively.

During the period ended December 31, 2005, as a result of permanent book to tax differences, primarily due to the tax treatment for real estate investment trusts, the portfolio decreased accumulated undistributed investment income-net by $161,241, increased accumulated net realized gain (loss) on investments by $161,296 and decreased paid-in capital by $55. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended December 31, 2005 was approximately $360,500, with a related weighted average annualized interest rate of 3.31%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement ('Agreement") with the Manager, the investment advisory fee is computed at the annual rate of .35% of the value of the portfolio's average daily net assets and is payable monthly. Under the terms of the Agreement, the Manager has agreed to pay all of the expenses of the portfolio except management fees, Rule 12b-1 distribution Plan fees, taxes, interest expense, brokerage commissions, fees and expenses of independent counsel to the portfolio and the non-interested Board members, and extraordinary expenses. In addition, the Manager has also agreed to reduce its fee in an amount equal to the portfolio's allocated portion of the accrued fees and expenses of non-interested board members and fees and expenses of independent counsel to the portfolio.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, the portfolio pays the Distributor for distributing their shares, for servicing and/or maintaining shareholder accounts and for advertising and marketing. The Plan provides for payments to be made at an annual rate of .25% of the value of the portfolio's average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2005, the portfolio was charged $940,442 pursuant to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $127,653 and Rule 12b-1 distribution plan fees $91,181.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended December 31, 2005, amounted to $139,317,236 and $95,994,907, respectively.

The portfolio may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The portfolio is exposed to market risk as a result of changes in the value of the under-lying financial instruments. Investments in financial futures require the portfolio to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the portfolio recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents, up to approximately 10% of the contract amount. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at December 31, 2005, are set forth in the Statement of Financial Futures.

At December 31, 2005, the cost of investments for federal income tax purposes was $363,833,345; accordingly, accumulated net unrealized appreciation on investments was $85,228,566, consisting of $108,613,527 gross unrealized appreciation and $23,384,961 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio

We have audited the accompanying statement of assets and liabilities, including the statements of investments and financial futures, of Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio (one of the funds comprising Dreyfus Investment Portfolios) as of December 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of December 31, 2005 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 6, 2006

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates $.0390 per share as a long-term capital gain distribution of the $.0434 per share paid on March 31, 2005, and also hereby designates 57.13% of the ordinary dividends paid during the fiscal year ended December 31, 2005 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2006 of the percentage applicable to the preparation of their 2005 income tax returns.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE PORTFOLIO'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At separate meetings of the Board of Trustees of Dreyfus Investment Portfolios (the "Company") held on July 12-13, 2005, the Board considered the re-approval of the portfolio's Investment Advisory Agreement for another one year term, pursuant to which the Manager provides the portfolio with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Company, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolio. The Board members received a presentation from representatives of the Manager regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio pursuant to the portfolio's Investment Advisory Agreement. The Manager's representatives reviewed the portfolio's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board members noted that the portfolio's shares are offered only to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the portfolio. The Board also reviewed the number of shareholder accounts in the portfolio, as well as the portfolio's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day portfolio operations, including portfolio accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Portfolio's Performance and Investment
Advisory Fee and Expense Ratio.</u> The Board members reviewed the
portfolio's performance, advisory fee and expense ratio and placed significant emphasis on comparisons to a group of comparable funds and
to Lipper averages (with respect to performance only). The comparison group was previously approved by the Board for this purpose, and
was prepared using a Board-approved selection methodology that was
based, in part, on selecting non-affiliated funds reported in the same
Lipper category as the portfolio. The Board members noted that the
comparison group consisted of only one other fund. The Board members did not rely on comparisons to Lipper averages with respect to
the portfolio's expense ratio because the average expense ratio of the
applicable Lipper category for variable insurance products reflects not
only expenses of mutual funds offered to fund variable annuity contracts and variable life insurance policies but also expenses of the separate accounts in which this type of mutual fund is offered.

The Board members discussed the results of the comparisons for various periods ended May 31, 2005, and noted that the portfolio's one-
year total return performance was higher than, and its three-year total
return performance was comparable to, that of the other fund in the
comparison group, and that the total return performance of the portfolio was above its Lipper category averages for the for the one- and
three-year periods. The Board members also noted that the portfolio's
total return performance was below the averages of its benchmark, the
S&P SmallCap 600 Index, for the one- and three-year periods. The
Board members also discussed the portfolio's expense ratio, noting that
it was the same as the comparison group average. The Board reviewed
the management fee of the comparison fund, noting that the portfo-
lio's advisory fee was lower than that of the comparison fund.

Representatives of the Manager reviewed with the Board members the
fees paid to the Manager by another mutual fund managed by the
Manager with a similar investment objective, policies and strategies as
the portfolio (the "Similar Fund"), and by another account managed by
an affiliate of the Manager with a similar investment objective, policies

and strategies as the portfolio (collectively with the Similar Fund, the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in management of the Similar Accounts as compared to managing and providing services to the portfolio; it was noted that the Similar Fund was a mutual fund included in the "small-cap core" funds category by Lipper. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed the differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided; it was noted that the Similar Fund's management fee was lower than the portfolio's and reflected the pricing of a "unitary fee" fund. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by an affiliate of the Manager to evaluate the appropriateness and reasonableness of the portfolio's advisory fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the portfolio. The Board members evaluated the analysis in light of the relevant circumstances for the portfolio, and the extent to which economies of scale would be realized as the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board

noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser to the portfolio, including soft dollar arrangements with respect to trading the portfolio's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the portfolio as part of their evaluation of whether the fee under the Investment Advisory Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that discussions of economies of scale historically have been predicated on increasing assets and that, if a portfolio's assets had been decreasing, the extent to which the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the portfolio was not unreasonable given the portfolio's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the portfolio's Investment Advisory Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations with respect to the portfolio.

• The Board concluded that the nature, extent and quality of the services provided by the Manager to the portfolio are adequate and appropriate.

• The Board was satisfied with the portfolio's total return performance.

- The Board concluded that the fee paid to the Manager by the portfolio was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the portfolio.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the portfolio had been adequately considered by the Manager in connection with the advisory fee rate charged to the portfolio, and that, to the extent in the future it were determined that material economies of scale had not been shared with the portfolio, the Board would seek to have those economies of scale shared with the portfolio.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the portfolio's Investment Advisory Agreement was in the best interests of the portfolio and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1998)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

————————————

Clifford L. Alexander, Jr. (72)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981–present)
• Chairman of the Board of Moody's Corporation (October 2000–October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999–September 2000)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 66

————————————

Lucy Wilson Benson (78)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980–present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director Emeritus
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Trustee Emeritus
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 40

David W. Burke (69)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 84

———————————

Whitney I. Gerard (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 38

———————————

Arthur A. Hartman (79)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings–Vostok

Other Board Memberships and Affiliations:
• APCO Associates Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 38

———————————

George L. Perry (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 38

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager - Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144 Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0410AR1205

Dreyfus
Investment Portfolios,
Technology Growth
Portfolio

ANNUAL REPORT December 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Investment Portfolios, Technology Growth Portfolio, covering the 12-month period from January 1, 2005, through December 31, 2005. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, Mark Herskovitz.

Stocks generally absorbed both good and bad news in 2005 to post modestly positive total returns. On the plus side, an expanding U.S. economy and low inflation helped support corporate earnings in most industry groups. Negative influences included rising short-term interest rates and escalating energy prices, which many analysts feared might erode corporate profits. In addition, hurricanes Katrina, Rita and Wilma disrupted economic activity along the Gulf Coast.

We expect the U.S. economy to continue its moderate expansion in 2006, fueled in part by a rebound in corporate capital spending and exports. The labor market likely will remain relatively strong while inflation should stay low, supporting consumers' real incomes. Risks in the new year include the possible end of the boom in the housing market, where we believe prices are more likely to stall than plunge.

As always, we encourage you to speak with your financial consultant about how these and other market forces may affect your investments.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 17, 2006



DISCUSSION OF PERFORMANCE

Mark Herskovitz, Primary Portfolio Manager

How did Dreyfus Investment Portfolios, Technology Growth Portfolio perform relative to its benchmarks?

For the 12-month period ended December 31, 2005, the portfolio's Initial shares produced a total return of 3.78%, and its Service shares produced a total return of 3.48%.[1] The portfolio's benchmarks, the Morgan Stanley High Technology 35 Index (the "MS High Tech 35 Index") and the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), produced total returns of 3.37% and 4.91%, respectively, over the same period.[2,3]

Improving business fundamentals during the second half of 2005 more than offset lackluster conditions during the first half of the year, enabling technology stocks to post generally positive returns for the year overall. The portfolio outperformed the MS High Tech 35 Index, largely due to its focus on consumer-oriented technology companies, but fell short of the S&P 500 Index, which was driven higher by the positive effects of soaring oil and gas prices for energy providers.

What is the portfolio's investment approach?

The portfolio seeks capital appreciation by investing at least 80% of its assets in growth companies of any size that we believe are leading producers or beneficiaries of technological innovation. These investments may include companies in the computer, internet, semiconductor, electronics, communications, health care, biotechnology, medical services, computer software and hardware, electronic components and systems, network and cable broadcasting, telecommunications, defense and aerospace, and environmental sectors.

When evaluating investment opportunities, we first assess economic and market conditions in an attempt to identify trends that we believe are likely to drive demand within the various technology-related sectors. The more attractive sectors are overweighted. Second, we strive to identify the companies that are most likely to benefit from these overall trends. Typically, these companies are leaders in their market segments and are characterized by rapid earnings or revenue growth and dominant market shares. We conduct extensive fundamental research to understand these companies' competitive advantages and to evaluate their ability to maintain their leadership positions over time.

This process enables us to identify the stocks of what we believe are leading technology companies for the portfolio. Many of those stocks are considered core holdings that we believe will lead their industry segments over the long term. We complement these positions with non-core holdings that we believe can provide above-average gains over a shorter time frame.

Although the portfolio looks for companies with the potential for strong earnings growth rates, some of the portfolio's investments may currently be experiencing losses. Moreover, the portfolio may invest in small-, mid- and large-cap securities in all available trading markets, including initial public offerings ("IPOs") and the aftermarket.

What other factors influenced the portfolio's performance?

After concerns regarding rising short-term interest rates and soaring energy prices hindered the technology sector's returns during the first half of 2005, business fundamentals appeared to improve over the second half of the year, driving technology stocks into positive territory for the reporting period overall. Consumer-oriented technology companies fared particularly well as several new technological trends boosted spending on electronics and other consumer products.

For example, longstanding portfolio holding Corning continued to advance on the strength of its leadership position in the manufacture of glass screens for flat-panel televisions, sales of which have soared. Apple Computer saw its stock price surge after the successful introduction of new products in its popular iPod music player line. Other holdings, such as on-demand application and content delivery company Akamai Technologies, benefited from the integration of computers and entertainment systems that has transformed the way Americans watch television. Finally, wireless "Bluetooth" technology appeared to gain traction, helping drive earnings higher for companies such as semiconductor manufacturer Broadcom.

Some non-consumer themes also helped support the portfolio's 2005 results. Outsourcers Infosys Technologies and Cognizant Technology Solutions continued to benefit from the shift of certain business activities to overseas markets, especially India. The portfolio's health care-related investments also fared relatively well, with gains posted by generic drug maker Teva Pharmaceutical Industries and biotechnology companies Amgen and Genentech.

Successes in these areas were partially offset by disappointments in others. Among software companies, Check Point Software Technologies

posted anemic growth in the maturing computer security market, while Symantec encountered heightened pricing and competitive pressures. Data storage provider Network Appliance also experienced slower growth, causing its stock to retreat from a relatively rich valuation. Finally, after posting robust, but volatile, returns over the past several years, investors reacted negatively to eBay's acquisition of Internet telephony provider Skype.

What is the portfolio's current strategy?

As of year-end, we are more optimistic than we have been in some time regarding business prospects for technology companies. In our view, the positive influences of some new technological trends are just beginning to be felt. However, improved outlooks for individual technology companies tend to be reflected quickly in their stock prices, requiring successful investors to be early in identifying new trends. Therefore, we have continued to emphasize industry leaders that we believe will have the potential to flourish over the long term, which we complement with shorter-term investments that we regard as poised for above-average gains.

January 17, 2006

The portfolio's share price is likely to be more volatile than that of other portfolios that do not concentrate in one sector. The technology sector involves special risks, such as the faster rate of change and obsolescence of technological advances, and has been among the most volatile sectors of the stock market. An investment in the portfolio should be considered only as a supplement to a complete investment program.

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Technology Growth Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

2 *SOURCE: BLOOMBERG L.P. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley High Technology 35 Index is an unmanaged, equal dollar-weighted index of 35 stocks from the electronics-based subsectors.*

3 *SOURCE: LIPPER INC. — Reflects monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Investment Portfolios, Technology Growth Portfolio Initial shares and Service shares with the Standard & Poor's 500 Composite Stock Price Index and the Morgan Stanley High Technology 35 Index

Average Annual Total Returns *as of 12/31/05*

	Inception Date	1 Year	5 Years	From Inception
Initial shares	**8/31/99**	**3.78%**	**(8.60)%**	**(4.96)%**
Service shares	**8/31/99**	**3.48%**	**(8.87)%**	**(5.18)%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

†† *Source: Bloomberg L.P.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. **The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.**

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Investment Portfolios, Technology Growth Portfolio on 8/31/99 (inception date of Initial shares) to a $10,000 investment made in the Morgan Stanley High Technology 35 Index (the "MS High Tech 35 Index") and the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2005 (blended performance figures). The blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses. The MS High Tech 35 Index is an unmanaged, equal dollar-weighted index of 35 stocks from the electronics-based subsectors. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance. Neither of the foregoing indices take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Investment Portfolios, Technology Growth Portfolio from July 1, 2005 to December 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.30	$ 5.62
Ending value (after expenses)	$1,106.40	$1,104.00

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.13	$ 5.40
Ending value (after expenses)	$1,021.12	$1,019.86

† *Expenses are equal to the portfolio's annualized expense ratio of .81% for Initial shares and 1.06% for Service shares, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2005

Common Stocks–92.1%	Shares	Value ($)
Capital Goods–3.1%		
Corning	205,500 a	**4,040,130**
Electronic Components & Instruments–6.4%		
Cognos	18,900 a	656,019
EMC/Massachusetts	213,500 a	2,907,870
Garmin	43,500 b	2,886,225
Scientific-Atlanta	20,000	861,400
Sirf Technology Holdings	22,000 a	655,600
Trimble Navigation	10,000 a	354,900
		8,322,014
Health Care–7.1%		
Amgen	35,500 a	2,799,530
Genentech	29,700 a	2,747,250
Teva Pharmaceutical Industries, ADR	87,000	3,741,870
		9,288,650
Internet–11.3%		
Akamai Technologies	82,000 a	1,634,260
Checkfree	53,300 a	2,446,470
eBay	29,400 a	1,271,550
Google, Cl. A	12,500 a	5,185,750
Yahoo!	109,900 a	4,305,882
		14,843,912
Semiconductors–18.7%		
Applied Materials	112,000	2,009,280
Broadcom, Cl. A	83,500 a	3,937,025
Intel	61,000	1,522,560
Kla-Tencor	50,500	2,491,165
Linear Technology	54,000	1,947,780
Marvell Technology Group	80,000 a	4,487,200
National Semiconductor	86,000	2,234,280
Taiwan Semiconductor Manufacturing	2,072,201	3,945,667
Texas Instruments	59,500	1,908,165
		24,483,122

Common Stocks (continued)	Shares	Value ($)
Software & Services–12.9%		
Adobe Systems	131,600	4,863,936
Automatic Data Processing	68,700	3,152,643
Electronic Arts	55,000 ᵃ	2,877,050
Microsoft	119,400	3,122,310
Red Hat	12,000 ᵃ	326,880
SAP, ADR	56,500	2,546,455
		16,889,274
Technology–23.8%		
Accenture, Cl. A	109,000	3,146,830
Apple Computer	76,000 ᵃ	5,463,640
Cognizant Technology Solutions, Cl. A	70,400 ᵃ	3,544,640
Dell	84,500 ᵃ	2,534,155
Hewlett-Packard	45,500	1,302,665
Juniper Networks	117,000 ᵃ	2,609,100
Motorola	182,000	4,111,380
Network Appliance	93,700 ᵃ	2,529,900
Qualcomm	82,500	3,554,100
Xilinx	94,000	2,369,740
		31,166,150
Telecommunications–6.7%		
Amdocs	97,000 ᵃ	2,667,500
Comverse Technology	132,700 ᵃ	3,528,493
Cisco Systems	155,000 ᵃ	2,653,600
		8,849,593
Wholesale & International Trade–2.1%		
Infosys Technologies, ADR	35,000	**2,830,100**
Total Common Stocks		
(cost $92,605,257)		**120,712,945**

Other Investment–6.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $8,556,718)	8,556,718 ^c	**8,556,718**
Investment of Cash Collateral for Securities Loaned–2.2%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $2,914,500)	2,914,500 ^c	**2,914,500**
Total Investments (cost $104,076,475)	**100.8%**	**132,184,163**
Liabilities, Less Cash and Receivables	**(.8%)**	**(1,110,053)**
Net Assets	**100.0%**	**131,074,110**

ADR—American Depository Receipts.

^a *Non-income producing.*

^b *All or a portion of this security is on loan. At December 31, 2005, the total market value of the portfolio's security on loan is $2,886,225 and the total market value of the collateral held by the portfolio is $2,914,500.*

^c *Investment in affiliated money market mutual fund.*

Portfolio Summary†

	Value (%)		Value (%)
Technology	23.8	Telecommunications	6.7
Semiconductors	18.7	Electronic Components	
Software & Services	12.9	& Instruments	6.4
Internet	11.3	Capital Goods	3.1
Money Market Investments	8.7	Wholesale & International Trade	2.1
Health Care	7.1		**100.8**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments:		
(including securities on loan,		
valued at $2,886,225)–Note 1(c):		
Unaffiliated issuers	92,605,257	120,712,945
Affiliated issuers	11,471,218	11,471,218
Cash		145,841
Cash denominated in foreign currencies	1,102,625	1,083,880
Receivable for investment securities sold		798,383
Dividends receivable		64,809
Receivable for shares of Beneficial Interest subscribed		1,407
Prepaid expenses		421
		134,278,904
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		103,988
Liabilities for securities on loan–Note 1(c)		2,914,500
Payable for shares of Beneficial Interest redeemed		144,611
Accrued expenses		41,695
		3,204,794
Net Assets ($)		**131,074,110**
Composition of Net Assets ($):		
Paid-in capital		234,176,131
Accumulated net realized gain (loss) on investments		(131,190,963)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		28,088,942
Net Assets ($)		**131,074,110**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	78,752,632	52,321,478
Shares Outstanding	8,705,877	5,865,324
Net Asset Value Per Share ($)	**9.05**	**8.92**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2005

Investment Income ($):	
Income:	
Cash dividends (net of $41,804 foreign taxes withheld at source):	
Unaffiliated issuers	517,349
Affiliated issuers	190,846
Income from securities lending	19,711
Total Income	**727,906**
Expenses:	
Investment advisory fee–Note 3(a)	914,818
Distribution fees–Note 3(b)	103,384
Professional fees	36,635
Custodian fees–Note 3(b)	29,388
Trustees' fees and expenses–Note 3(c)	3,410
Shareholder servicing costs–Note 3(b)	1,288
Registration fees	448
Miscellaneous	639
Total Expenses	**1,090,010**
Less–reduction in custody fees	
due to earnings credits–Note 1(c)	(368)
Net Expenses	**1,089,642**
Investment (Loss)–Net	**(361,736)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	1,070,675
Net realized gain (loss) on forward currency exchange contracts	393
Net Realized Gain (Loss)	**1,071,068**
Net unrealized appreciation (depreciation)	
on investments and foreign currency transactions	3,580,187
Net Realized and Unrealized Gain (Loss) on Investments	**4,651,255**
Net Increase in Net Assets Resulting from Operations	**4,289,519**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2005	2004
Operations ($):		
Investment (loss)–net	(361,736)	(156,401)
Net realized gain (loss) on investments	1,071,068	(2,551,482)
Net unrealized appreciation (depreciation) on investments	3,580,187	2,727,790
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,289,519**	**19,907**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	5,340,546	14,566,252
Service shares	18,471,720	22,254,061
Cost of shares redeemed:		
Initial shares	(23,038,519)	(22,008,917)
Service shares	(4,433,718)	(4,181,087)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(3,659,971)**	**10,630,309**
Total Increase (Decrease) in Net Assets	**629,548**	**10,650,216**
Net Assets ($):		
Beginning of Period	130,444,562	119,794,346
End of Period	**131,074,110**	**130,444,562**
Capital Share Transactions (Shares):		
Initial Shares		
Shares sold	631,081	1,684,279
Shares redeemed	(2,756,505)	(2,654,202)
Net Increase (Decrease) in Shares Outstanding	**(2,125,424)**	**(969,923)**
Service Shares		
Shares sold	2,219,052	2,672,046
Shares redeemed	(537,618)	(505,263)
Net Increase (Decrease) in Shares Outstanding	**1,681,434**	**2,166,783**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

			Year Ended December 31,		
Initial Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	8.72	8.68	5.75	9.49	14.19
Investment Operations:					
Investment (loss)–net [a]	(.02)	(.01)	(.03)	(.04)	(.02)
Net realized and unrealized gain (loss) on investments	.35	.05	2.96	(3.70)	(4.68)
Total from Investment Operations	.33	.04	2.93	(3.74)	(4.70)
Net asset value, end of period	9.05	8.72	8.68	5.75	9.49
Total Return (%)	3.78	.46	50.96	(39.41)	(33.12)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.81	.85	.88	.89	.87
Ratio of net expenses to average net assets	.81	.85	.88	.89	.87
Ratio of net investment (loss) to average net assets	(.21)	(.10)	(.42)	(.53)	(.15)
Portfolio Turnover Rate	49.08	62.50	38.22	91.47	86.25
Net Assets, end of period ($ x 1,000)	78,753	94,397	102,441	52,786	94,992

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

Service Shares	Year Ended December 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	8.62	8.60	5.71	9.45	14.19
Investment Operations:					
Investment (loss)–net [a]	(.04)	(.02)	(.05)	(.05)	(.05)
Net realized and unrealized gain (loss) on investments	.34	.04	2.94	(3.69)	(4.69)
Total from Investment Operations	.30	.02	2.89	(3.74)	(4.74)
Net asset value, end of period	8.92	8.62	8.60	5.71	9.45
Total Return (%)	3.48	.23	50.61	(39.58)	(33.40)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.06	1.10	1.13	1.12	1.20
Ratio of net expenses to average net assets	1.06	1.10	1.13	1.12	1.20
Ratio of net investment (loss) to average net assets	(.46)	(.24)	(.70)	(.77)	(.60)
Portfolio Turnover Rate	49.08	62.50	38.22	91.47	86.25
Net Assets, end of period ($ x 1,000)	52,321	36,047	17,353	5,787	8,151

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company, currently offering nine series, including the Technology Growth Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2005, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $129,065,164 and unrealized appreciation $27,137,688. In addition, the fund had $1,174,545 of capital losses realized after October 31, 2005, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2005. If not applied, $8,991,103 of the carryover expires in fiscal 2008, $68,467,967 expires in fiscal 2009, $40,345,577 expires in fiscal 2010, $7,722,694 expires in fiscal 2011 and $3,537,823 expires in fiscal 2012.

During the period ended December 31, 2005, as a result of permanent book to tax differences primarily due to the tax treatment for net operating losses and foreign currency exchange gains and losses, the portfolio increased accumulated undistributed investment income-net by $361,736, increased net realized gain (loss) on investments by $554 and decreased paid-in capital by $362,290. Net assets were not affected by this reclassification

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing. During the period ended December 31, 2005, the portfolio did not borrow under the line of credit.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75% of the value of the portfolio's average daily net assets and is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2005, Service shares were charged $103,384 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2005, the portfolio was charged $318 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2005, the portfolio was charged $29,388 pursuant to the custody agreement.

During the period ended December 31, 2005, the portfolio was charged $3,762 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $84,722, Rule 12b-1 distribution plan fees $11,077, custodian fees $6,276, chief compliance officer fees $1,858 and transfer agency per account fees $55.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended December 31, 2005, amounted to $57,131,563 and $69,234,534, respectively.

The portfolio may enter into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a

loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At December 31, 2005, there were no forward currency exchange contracts outstanding.

At December 31, 2005, the cost of investments for federal income tax purposes was $105,027,729; accordingly, accumulated net unrealized appreciation on investments was $27,156,434, consisting of $29,383,278 gross unrealized appreciation and $2,226,844 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Investment Portfolios, Technology Growth Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Investment Portfolios, Technology Growth Portfolio (one of the funds comprising Dreyfus Investment Portfolios) as of December 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of December 31, 2005 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Investment Portfolios, Technology Growth Portfolio at December 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 6, 2006

INFORMATION ABOUT THE REVIEW
AND APPROVAL OF THE PORTFOLIO'S
INVESTMENT ADVISORY AGREEMENT (Unaudited)

At separate meetings of the Board of Trustees of Dreyfus Investment Portfolios (the "Company") held on July 12-13, 2005, the Board considered the re-approval of the portfolio's Investment Advisory Agreement for another one year term, pursuant to which the Manager provides the portfolio with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Company, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent and Quality of Services Provided to the Portfolio.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio pursuant to the portfolio's Investment Advisory Agreement. The Manager's representatives reviewed the portfolio's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board members noted that the portfolio's shares are offered only to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the portfolio. The Board also reviewed the number of shareholder accounts in the portfolio, as well as the portfolio's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day portfolio operations, including portfolio accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Portfolio's Performance and Investment
Advisory Fee and Expense Ratio.</u> The Board members reviewed the
portfolio's performance, advisory fee and expense ratio and placed significant emphasis on comparisons to two groups of comparable funds
and to Lipper averages (with respect to performance only). The
Manager's representatives advised the Board members that the first
comparison group of funds includes funds in the applicable Lipper category that are not subject to a Rule 12b-1 plan (collectively,
"Comparison Group I") and that the second comparison group of
funds includes funds in the applicable Lipper category that are subject
to a Rule 12b-1 plan (collectively, "Comparison Group II"). Each
group of comparable funds was previously approved by the Board for
this purpose, and was prepared using a Board-approved selection
methodology that was based, in part, on selecting non-affiliated funds
reported in the same Lipper category as the portfolio. The Board
members did not rely on comparisons to Lipper averages with respect
to the portfolio's expense ratio because the average expense ratio of
the applicable Lipper category for variable insurance products reflects
not only expenses of mutual funds offered to fund variable annuity
contracts and variable life insurance policies but also expenses of the
separate accounts in which this type of mutual fund is offered.

The Board members discussed the results of the comparisons for various periods ended May 31, 2005, and noted that the total return performance of the portfolio's Initial shares (which are not subject to a
Rule 12b-1 plan) was below the average of Comparison Group I for
the one-year period and was above the averages of Comparison Group
I for the three- and five-year periods, and that the total return performance of the portfolio's Service shares (which are subject to a Rule
12b-1 plan) was below the averages of Comparison Group II for the
one- and five-year periods and was above the average of Comparison
Group II for the three-year period. It was noted that the five-year total
return performance of the portfolio's Service shares reflects the performance of the portfolio's Initial shares prior to December 31, 2000
(at which time the portfolio began offering Service shares) and reflects

the performance of the portfolio's Service shares thereafter. The Board noted that the total return performance of the portfolio's Initial shares and Service shares was below the Comparison Group I and Comparison Group II Lipper category averages, respectively, for the one-, three- and five-year periods.

The Board members also discussed the portfolio's expense ratios, noting that the expense ratio of the portfolio's Initial shares was lower than the average expense ratio of Comparison Group I, and that the expense ratio of the portfolio's Service shares was lower than the average expense ratio of Comparison Group II. The Board reviewed the range of investment advisory fees in each comparison group, noting that the portfolio's advisory fee ranked in the top half (i.e., lower than or the same as a majority of other funds) in each comparison group.

Representatives of the Manager reviewed with the Board members the fee paid to the Manager by another mutual fund managed by the Manager with a similar investment objective, policies and strategies as the portfolio (the "Similar Fund"), and noted that there were no other accounts managed or sub-advised by the Manager or its affiliates with similar investment objectives, policies and strategies as the portfolio. The Similar Fund was a mutual fund included in the "specialty-miscellaneous" funds category by Lipper. The Board analyzed the fee paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided; it was noted that the Similar Fund had the same management fee as did the portfolio. Although another fund in the Dreyfus complex, Dreyfus Premier Technology Growth Fund (the "Fund"), is managed in a substantially similar manner as is the portfolio, the Fund is included in the Lipper "science and technology" funds category; it was noted that the Fund's management fee is the same as the portfolio's fee. The Board members considered the relevance of the fee information provided for the Similar Fund managed by the Manager to evaluate the appropriateness and reasonableness of the portfolio's advisory fees.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the portfolio. The Board members evaluated the analysis in light of the relevant circumstances for the portfolio, and the extent to which economies of scale would be realized as the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser to the portfolio, including soft dollar arrangements with respect to trading the portfolio's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the portfolio as part of their evaluation of whether the fee under the Investment Advisory Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that discussions of economies of scale historically have been predicated on increasing assets and that, if a portfolio's assets had been decreasing, the extent to which the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the portfolio was not unreasonable given the portfolio's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the portfolio's Investment Advisory Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations with respect to the portfolio.

- The Board concluded that the nature, extent and quality of the services provided by the Manager to the portfolio are adequate and appropriate.

- While the Board noted the portfolio's one- and five-year total return performance, the Board members were satisfied with the portfolio's overall performance.

- The Board concluded that the fee paid to the Manager by the portfolio was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the portfolio.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the portfolio had been adequately considered by the Manager in connection with the advisory fee rate charged to the portfolio, and that, to the extent in the future it were determined that material economies of scale had not been shared with the portfolio, the Board would seek to have those economies of scale shared with the portfolio.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the portfolio's Investment Advisory Agreement was in the best interests of the portfolio and its shareholders.

Joseph S. DiMartino (62)
Chairman of the Board (1998)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

Clifford L. Alexander, Jr. (72)
Board Member (1998)

Principal Occupation During Past 5 Years:
- President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
- Chairman of the Board of Moody's Corporation (October 2000-October 2003)
- Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
- Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 66

Lucy Wilson Benson (78)
Board Member (1998)

Principal Occupation During Past 5 Years:
- President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
- The International Executive Services Corps., Director Emeritus
- Citizens Network for Foreign Affairs, Vice Chairperson
- Council on Foreign Relations, Member
- Lafayette College Board of Trustees, Trustee Emeritus
- Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 40

David W. Burke (69)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 84

––––––––––––––

Whitney I. Gerard (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 38

––––––––––––––

Arthur A. Hartman (79)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings–Vostok

Other Board Memberships and Affiliations:
• APCO Associates Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 38

––––––––––––––

George L. Perry (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 38

––––––––––––––

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Investment Portfolios, Technology Growth Portfolio

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144 Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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